UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
THE FINANCIAL STATEMENTS ON SEPTEMBER 30, 2009 AND 2008

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

Banco Santander (Brasil) S.A., indirectly controlled by Banco Santander S.A., headquartered in Spain (Banco Santander España), is the leading global institution of the financial and non-financial groups before the Bacen. After the corporate restructuring (share merger) in August 2008, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. and their respective subsidiaries (Banco Real conglomerate) were integrated into Santander Groups, resulting in Brazil’s third largest private financial Group by total assets.

Presentation of Financial Statements

The individual and consolidated financial statements of Santander and its subsidiaries for all the reporting periods have been prepared in accordance with accounting practices established by Brazilian Corporation Law and standards established by the National Monetary Council (CMN), the Central Bank of Brazil (Bacen), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (Susep), when applicable. The consolidated financial statements of Santander for the nine-month period ended September 30, 2009 include the balance sheet and income and expense information Banco Real conglomerate, while the consolidated financial statements for the same period in 2008 consider Banco Real’s results of operations, since its into the Santander Group occurred in August 2008.

Santander Pro-Forma Statement of Income

For a better understanding of changes in Santander’s financial statement, given the integration of Banco Real conglomerate by the Santander Group, Santander’s pro-forma financial information, including the consolidation of Banco Real conglomerate for 2009 and 2008, is being disclosed.

This information is being disclosed solely to allow for additional analysis of the balances and transactions for better comparability and evaluation of income, stockholders’ equity and operational indices. Santander’s pro-forma financial information does not represent the results that might have been obtained had the merger of shares taken place in prior periods, nor does it constitute Santander’s financial statements or are indicative of future results.

The following assumptions were adopted in preparing the pro-forma financial information:

1. Goodwill generated on the acquisition of Banco Real conglomerate and the related amortization have not been considered in property and equipment, net income and stockholders’ equity.

2. Net income for the nine-month periods ended September 30, 2009 and 2008 include income earned Banco Real conglomerate and disregard the non-recurring income or expenses related to the sale of ownership interests, goodwill amortization and related tax credits.

In millions of Brazilian reais	Santander Consolidated		% change
	Pro-Forma		sep-09 vs.
	(unaudited)		sep-08
	9M09	9M08

Revenue from financial intermediation before allowance
for loan losses	17,949	13,868	29.4%
Allowance for loan losses	(7,875)	(4,841)	62.7%
Gross profit from financial operations	10,074	9,027	11.6%
Income from services and banking fees	5,602	6,034	-7.2%
Administrative expenses	(8,971)	(9,340)	-4.0%
Tax expenses	(1,829)	(1,454)	25.8%
Other income (expenses)	(1,962)	(2,037)	-3.7%
Net income	2,914	2,230	30.7%

Santander’s pro-forma net income for nine-month 2009 totaled R$2,914 million, compared to the R$2,230 million for the same period prior year. The net income shows a favorable evolution of the comercial business results and the effort over the costs control.

The allowances for loan losses represented 7.1 percent of the credit portfolio in the nine-month of 2009, over 4.7 percent in 2008. The allowance for loan losses grew 62.7 percent in the nine-month of 2009 over the same period prior year. This increase is mainly due to the expansion in lending operations, as well as the increase in default, resulting from the social and economic situation in the local and international markets.

Administrative expenses totaled R$8,971 million in the nine-month of 2009, a decline of 4.0 percent compared to the nine-month of 2008, where payroll decreased 3.0 percent, while other administrative expenses fell 4.5 percent, reflecting our cost control effort.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

Santander Pro-Forma Balance Sheet

In millions of Brazilian reais	Santander Consolidated		% change
	Pro-Forma		sep-09 vs.
	(unaudited)		jun-09
	Sep-09	Jun-09

Current and long-term assets	304,760	293,472	3.8%
Cash and interbank investments	34,887	40,503	-13.9%
Securities and derivatives	74,950	47,951	56.3%
Lending operations	136,244	137,268	-0.7%
Allowance for loan losses	(9,652)	(8,214)	17.5%
Other assets	68,331	75,964	-10.0%
Permanent assets	5,483	6,119	-10.4%
Total assets	310,243	299,591	3.6%

Current and long-term liabilities	282,671	274,517	3.0%
Deposits	121,576	122,029	-0.4%
Money market funding	31,759	32,962	-3.6%
Funds from acceptance and issuance of securities	10,198	10,360	-1.6%
Borrowing and onlendings	19,202	22,538	-14.8%
Other payables	99,936	86,628	15.4%
Stockholders' equity	27,572	25,074	10.0%
Total liabilities and stockholders' equity	310,243	299,591	3.6%

Santander’s pro-forma total assets totaled R$310,243 million as of September 30, 2009, a 3.6 percent increase as compared to June 2009. Of this amount, R$136,244 million is represented by the credit portfolio, R$74,950 million by securities and derivatives, mainly federal government securities, and R$34,887 million by cash and interbank investments.

Santander Pro-Forma Credit Portfolio

In millions of Brazilian reais	Santander Consolidated		% change
	Pro-Forma		sep-09 vs.
	(unaudited)		jun-09
	Sep-09	Jun-09

Legal entities	68,805	71,147	-3.3%
Individuals	62,229	60,753	2.4%
Payroll loans	7,648	7,311	4.6%
Credit cards	7,448	7,107	4.8%
Real estate loans	4,987	4,795	4.0%
Other (1)	42,146	41,540	1.5%
Rural Credit	5,210	5,368	-2.9%
Total	136,244	137,268	-0.7%

(1) Includes lease/vehicle financing and others personal credits.

Lending operations kept in line on September 30, 2009 over June 2009. The highlight was, credit card transactions expanded 4.8 percent, payroll loans grew 4.6 percent and Real estate loans with 4.0 percent.

Santander Pro-forma Deposits

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

The deposits kept in line on September 30, 2009 in relation to June 2009, representing an amount of R$ 121,576 millions.

In millions of Brazilian reais	Santander Consolidated		% change
	Pro-Forma		sep-09 vs.
	(unaudited)		jun-09
	Sep-09	Jun-09

Deposits
Demand deposits	13,143	13,789	-4.7%
Savings deposits	22,859	21,411	6.8%
Interbank deposits	974	1,172	-16.9%
Time deposits	84,068	85,268	-1.4%
Other deposits	532	389	36.8%
Total	121,576	122,029	-0.4%

Global Offering of Shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the Global Offering, which includes the issue of 525,000,000 (five hundred twenty-five million) Units, all registered shares, without par value, free and clear of any liens or encumbrances, each representing one of 55 common shares and 50 preferred shares, all registered shares with no par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of, (i) of Units in Brazil (Brazilian Offering), on the over-the-counter, in accordance with CVM Instruction 400/2003, and (ii) Units abroad, including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 the United States of America.

The Global Offering was coordinated on a firm guarantee of settlement. Under the Article 24 of CVM Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering (excluding the Additional Units, as defined below) could be increased up to 14.29%, i.e., up to 75,000,000 Units, including in the form of ADSs under the same conditions and at the same price of the Units/ADSs initially offered (Supplemental Units), designed to meet a possible excess of demand over the Global Offering (Supplemental Option). Under the Article 14, paragraph 2 of CVM Instruction 400, the total number of Units initially offered (not including the Supplemental Units) could be but was not, in agreement with the Underwriters, be increased by up to 4.76%, i.e., up to 25,000,000 Units, including the form of ADSs under the same conditions and at the same price initially offered the Units (Additional Units).

The Brazilian Offering was directed in the Retail Offer, to Non-Institutional Investors and the Institutional Offer to Institutional Investors.

The Retail Offer was intended primarily (i) a proportion equal to 5% of the Units subject-matter of the Global Offering (not including the Overallotment Units and Additional Units) to the Bank’s employees, and (ii) a proportion equivalent to 10% of Units subject of the Global Offering (not including the Supplemental Units and Additional Units) to individuals or nonfinancial entities other than institutional investors that on October 5, 2009 hold a current account at the Bank or Banco Real, which was acquired by the Bank.

Additionally, the Bank has made an Incentive Plan for employees with special conditions for the subscription and payment of Units, by applying to a loan from the Bank of no less than R$1,000.00 and no more than the gross monthly salary of each employee, plus the Tax on Financial Operations (IOF) levied on the transaction, repayable in 60 fixed, consecutive installments, bearing of 1% a year (exponential rate based on 360 days). Employees who have subscribed Units cannot trade them or transfer them from the start of trading of Units on the BM&FBOVESPA for a period of 60 days from the Settlement Date. The Bank also bears the custody fee payable to the broker by employees who keep the Units for a period of six (6) months. The Incentive Plan cannot benefit the Bank’s officers. In the event of termination of service after the publication of the Notice of Commencement and/or in case of change during the loan period, all or part of the Units acquired under the Incentive Plan, the maturity of the loan made by the employee shall be accelerated.

The other characteristics and terms set out in the Preliminary Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Santander Bank (Brazil) S.A. and the Notice to the Market, available at www.santander.com.br and the website of the CVM and its English version of the Preliminary Prospectus on Form-F1, available on the SEC website. Notice to the Market was published in issues of Valor Econômico and Diário Oficial de Sao Paulo (DOESP) of September 21, 2009 and republished on September 28, 2009, starting date of the Reservation Period, in the same newspapers, in order to present a complete listing of Institutions Participating in the Offering, including the Brokers.

The same meeting approved the Bank listing and the trading of Units, common shares and preferred shares in BM&FBOVESPA’s Level 2 Corporate Governance Practices.

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBOVESPA and the New York Stock Exchange (NYSE) since October 7, 2009.

On October 14, 2009 the Brazilian Central Bank ratified the capital increase in the amount of R$12.3 billion, referred the Global Offering of 525,000,000 units.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

Corporate Restructuring

- Banco ABN AMRO Real S.A. (Banco Real) and ABN AMRO Dois Participações S.A. (AAB Dois Par)

On July 24, 2008, Banco Santander Spain took indirect share control of the companies of the ABN AMRO Real conglomerate in Brazil, after meeting all conditions for this transfer of control, especially the approval of De Nederlandsche Bank (the Central Bank of the Netherlands) and the Bacen.

The Extraordinary Stockholders'' Meeting held on August 29, 2008 of Banco Santander, Banco Real and AAB Dois Par approved the corporate restructuring as defined in the Agreement and Plan of Merger of Shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. into Banco Santander S.A. (Merger Agreement).

The above-mentioned merger agreement established the justifications and conditions for the corporate restructuring consisting of the merger of all shares of Banco Real and AAB Dois Par into Banco Santander (Merger of Shares). As a result of the merger of shares: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander; (b) Banco Santander’s capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 thousand to R$47,152,201 thousand and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par.

The goodwill accrued based on the August 31, 2008 data related to the acquisition of Banco Real and AAB Dois Par was R$26,333,931 thousand.

The objectives of the operation were: (a) assure the transfer of the businesses acquired by Banco Santander Spain to its subsidiary already established and in operation in Brazil - Banco Santander; (b) assure the preservation of the corporate entity of Banco Santander, Banco Real and AAB Dois Par; (c) concentrate the minority interest in these institutions only in Banco Santander.

The operation allows to rationalize and simplify the equity structure of the companies of the Santander Group in Brazil and will enable the stockholders of Banco Real and AAB Dois Par to become stockholders of a publicly traded company and have access to the current dividend policy of Banco Santander.

This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements.

As this is an operation involving the merger of shares, the corporate entity of Banco Real and AAB Dois Par were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

- Merger of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A.

On April 14, 2009, the executive committees of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM) approved and decided to submit to the approval of their respective stockholders the “Merger Agreement of Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. by Banco ABN AMRO Real S.A.”.

On the same date, the executive committees of Banco Santander and Banco Real approved and decided to submit to the approval of the Board of Directors of Santander and its respective stockholders the corporate restructuring proposal as set out by the “Merger Agreement of Banco ABN AMRO Real S.A. by Banco Santander S.A.” (the Agreement).

The Mergers were carried out through the transfer of the book net assets of the Mergerd Companies to the equity of the Merger, based on the audited balance sheets as of March 31, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the Mergers, on April 30, 2009 (date of the Extraordinary Shareholders’ Meetings that approve the Mergers) were recognized and recorded directly by the Acquirers.

As the Mergers involved wholly-owned subsidiaries, (i) determining a share exchange ratio; (ii) defining withdrawal rights; (iii) increasing the capital of Banco Santander and Banco Real, and (iv) changing the voting, dividend or any other equity or corporate rights to which the stock issues by Banco Santander is currently entitled were not necessary as a result of these transactions.

- Merger of shares Santander Seguros S.A. , Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.

The Extraordinary Stockholders'' Meeting held on August 14, 2009, of Banco Santander, Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (Banco BCIS), and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) was approved the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. into the Equity of Banco Santander (Brasil) S.A.” (the Merger Agreement).

The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, BCIS and Santander Brasil Asset into the equity of Santander (Share Merger). As a result of the Share Merger, Santander Seguros, Banco BCIS and Santander Brasil Asset (Merged Companies) were transformed into wholly-owned subsidiaries of Banco Santander (Merging Company), under Article 252 of Law 6404/76 and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Brasil Asset, through the issuance of 14,410,886 shares (7,710,343 ordinary shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

The balance sheets of Banco Santander, Santander Seguros, Banco BCIS and Santander Brasil Asset as of June 30, 2009 consist of the basic balance sheets of the Share Mergers.

Due to this transaction consists of a share merger, as set out in Article 252 of Law 6404/76, the legal personality of the merged companies was maintained and the changes in equity subsequent to the date of their balance sheets were properly recorded in their accounting books.

- Merger of BCIS and ABN Amro Administradora de Cartões de Crédito Ltda.

At the meetings held on July 28, 2009, the executive committees of BCIS and Banco Santander and the partners’ meeting of AA Cartões, were approved and decided to submit to the approval of their stockholders the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Banco Comercial e de Investimento Sudameris S.A. and ABN Amro Administradora de Cartões de Crédito Ltda by Banco Santander (Brasil) S.A.”

The merger was carried out through the transfer of the book net assets of the Merged Companies to the equity of the Merging Company, based on the audited balance sheets as of June 30, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the mergers (date of the corresponding Extraordinary Stockholders’ Meetings that approve the mergers) were recognized and recorded directly by the Merging Company.

- Full spin-off of Santander Investimentos em Participações (Santander Participações) with the transfer of its equity to Banco Santander and Santander Advisory Services S.A.

At the meetings held on July 28, 2009, the executive committees of Banco Santander, Santander Participações, and Santander Advisory Services S.A. (Advisory) approved and decided to submit to the approval of their stockholders and the Board of Directors of Banco Santander the corporate restructuring proposal pursuant to the terms and conditions of the “Spin-off Agreement and Plan of Santander Investimentos em Participações S.A., with transfer of all its Equity to Banco Santander (Brasil) S.A. and Santander Advisory Services S.A.” (the Spin-off Agreement).

The Spin-off Agreement established the reasons and conditions of the corporate restructuring consisting of the full spin-off of Santander Participações (the Spun-off Company), with the termination and the transfer of its equity to Banco Santander and Advisory (Spin-off).

The Spin-off will also permit (i) decreasing administrative costs; and (ii) streamlining the Santander Group’s corporate structure in Brazil.

Under the Spin-off Agreement, the stockholders' equity of the Spun-off Company was appraised based on the balance as of June 30, 2009. As a result of the Spin-off (a) the Spun-off Company was terminated; (b) all assets, rights, liabilities, obligations and liabilities of the Spun-off Company related to the spun-off net assets were automatically and respectively transferred to the net assets of Banco Santander and Advisory, which became the successors of all its rights and obligations related to the spun-off net assets.

The changes in equity of each spun-off net assets, occurring from the balance sheet date to the date the transaction were appropriately and respectively recorded in the books and other accounting documentation of Banco Santander and Advisory.

The corporate restructuring mentioned above, represent steps in the process of consolidating the investments in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

Economic Scenario

Recent economic indicators confirm the theory that Brazil's economic recovery would be quick. The relaxation of credit restrictions, the reduction of interest rates, and the temporary tax relief have resulted in a gradual recovery of economic indicators.

Second quarter 2009 GDP (reported in September) was 1.9% higher than in the previous quarter, in line with market expectations. One important growth driver was industrial recovery, supported by domestic consumption. Sales and industrial production, which reflected the government's incentives to the consumer appliance, auto, and construction industries, continued to record positive growth. The unemployment rate in September was 7.7%, well below the average of 9.7% of the past six years.

Inflation continued its mild trend, reaching 4.3% in the 12 months to September. Excess idle capacity and the increase in the output gap allowed the Brazilian Central Bank to keep the basic interest rate (Selic) at its record low level of 8.75% p.a.

The current account deficit continues to decline, mainly due to the reduction of the deficit in the income component. Also, the increase in investment inflows (portfolio and direct investment) signals that confidence in Brazil continues at a high level.

These increasing inflows have been one of the factors behind the strengthening of the real, which reached BRL1.78/USD at the end of third quarter 2009, 8.9% higher than in the previous quarter.

The maintenance of international reserves at high levels also contributed to a better perception of Brazil. As of September 2009, these reserves totaled US$224 billion.

In the domestic financial scenario, total credit continues to recover, mainly due to the increase in earmarked credit operations as a result of a greater role by public sector banks. As of August 2009, the credit/GDP ratio was 45%. Individual loans continued to bounce back, thanks to both lower interest rates and higher returns as well as improvement in consumer confidence. In line with the previous months' trend, payroll-deductible credit continues to be the key component of the individual loans portfolio. On the other hand, corporate credit, which was heavily affected by the international crisis, continues to decrease.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

In general terms, the solid health of the economy and the financial system were fundamental for minimizing the effects of the crisis on Brazil. The maintenance of positive fundamentals reduced the country's vulnerability, placing it among the leading economies with signs of recovery. This scenario should help expand the volume of business in the banking sector.

Performance

As a result of the previously-mentioned corporate restructuring, and in accordance with prevailing legislation, Santander’s balance sheet and statement of income are being presented compared to the data reported in the same related prior periods, which do not encompass Banco Real’s assets, liabilities and income and expenses for the first half of 2008; therefore, any analysis of development of financial information is limited.

1. Net Income

Santander posted net income of R$1,420 million for the nine-month of 2009, including the R$2,010 million expense related to the amortization of the goodwill incurred, primarily, on the acquisition of Banco Real, and the gain on the sale of investments, offset by the increase of the allowance for loan losses and the reserve for contingencies.

2. Assets and Liabilities

Total consolidated assets amounted to R$334,755 million as of September 30, 2009. Of this amount, R$136,244 million is represented by the credit portfolio, R$74,950 million by securities and derivatives, mainly federal government securities, and R$30,824 million by interbank investments.

Santander held R$1,636 million in securities classified as “Held-to-maturity securities” and has the positive intent and ability to hold these securities to maturity.

Shareholders’ Equity

Santander’s stockholders’ equity totaled R$52,084 million as at September 30, 2009.

The Bank’s regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks –requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 17,8 percent, less goodwill in minimum regulatory capital, as required by the international rule.

Strategy

Banco Santander‘s goal is to be the leading full-service bank in Brazil in terms of revenues, profitability and brand recognition, as well as client and work force satisfaction. The Bank strives to be a relationship bank and the primary bank of its retail and wholesale customers based on sustainable practices, serving them with its full range of products. Banco Santander believes it can achieve these goals through the following strategies:

  Improve operating efficiency by benefiting from integration synergies and implementing best practices: Banco Santander will continue seeking ways to further improve its operating efficiency and margins. The Bank intends to maintain investment discipline and direct resources to areas that generate improvements in its client management and increase its revenues.

  Expand product offering and distribution channels in Commercial Banking: Banco Santander intends to further increase its business and operations throughout Brazil, expanding its Commercial Banking services to existing and prospective retail customers. The Bank plans to offer new products and services to existing customers based on each customer‘s profile through its numerous distribution channels by leveraging its customer relationship management data base and Information Technology platform.

  Capitalize on the Bank‘s strong market position in the wholesale business: Banco Santander provides multinational corporations present in Brazil and local companies, including those with operations abroad, with a wide variety of financial products, utilizing its worldwide network to serve its customers‘ needs with customized solutions. The Bank intends to further focus on its strong worldwide position as a client relationship wholesale bank, in line with the Santander Group‘s worldwide strategy for the Global Wholesale Banking segment.

  Further develop a transparent and sustainable business platform: the Bank maintain a commitment to economic, social and environmental sustainability in its procedures, products, policies and relationships. Banco Santander will continue building durable and transparent relationships with its customers through understanding their needs and designing its products and services to meet those needs.

  Continue growing the Bank‘s insurance business: Banco Santander intends to continue growing its insurance business, particularly bancassurance. The Bank expects to increase its presence within the insurance segment by leveraging on its strong branch network and client base, particularly in the South and Southeast, to cross sell insurance products with the goal of maximizing the income generated by each customer, as well as using its strong relationships with SMEs and large corporations within the country.

People

For Santander to become the best and most efficient bank in the country, its employees must come together to build this progress. Hence, one of the bank’s objectives is to become the best place to work for in the domestic financial sector and for this, it is seeking through the integration process, the best HR practices in both the banks and the market. Based on this guideline, Santander continuously invests in the training and wellbeing of its 51 thousands professionals through programs that cover employees with high-school education to top management.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

In addition to the Youth Apprentice Program, based on the guidelines of Brazil’s Ministry of Labor and Employment, it has its own internship programs.

Employees identified as having the potential to reach executive positions are offered the Futuro Diretivos (Future Officers) program and STEP (Santander Executive Training Program) which, apart from providing specific training, offer the possibility of exchange programs with other countries where Santander operates.

It also two MBA programs: the International program, which prepares professionals for exams at the best known institutions in Europe and the U.S., and the Summer program, which aims to attract employees pursuing MBA courses abroad to work on specific projects in Brazil. Top executives are offered such programs as Leadership Development, Mentoring and Education for Financial Businesses. There are also the Santander Career Program and the Bank of Opportunities, which seek to provide greater transparency to employees’ access to opportunities within the Bank. The Training Track program is aimed at improving the training given to employees working at the branches.

Moreover, the Bank has the Diversity Appreciation Program, which encourages discussion and debate on the issue in order to promote quality relationships with all its stakeholders, as well as inclusion and respectful development.

All these continuous learning initiatives are structured according to the professionals’ functions and held through classroom or e-learning sessions.

Santander believes that a better individual is a better professional and hence encourages the wellbeing of its employees. For this, it has the Quality of Life Program, which includes initiatives related to health, social life, work relations and family relations, and the Personnel Support Program, which provides the employees and their family members with telephone counseling during times of stress.

People management is aligned with a global learning and knowledge exchange model, whose differentials are the strategies to attract, train and retain talent. With policies and tools that encourage human and professional development, the Bank is prepared for the challenge of maintaining the growth of its businesses.

Main Subsidiaries

As of September 30, 2009, Aymoré Crédito, Financiamento e Investimento S.A. reported total assets of R$20,020 million, a credit portfolio of R$8,573 million, and stockholders' equity of R$660 million. Net income for the period was R$37 millon.

As of September 30, 2009, Santander Leasing S.A. Arrendamento Mercantil reported total assets of R$36,297 million, a lease portfolio of R$12,312 million, and stockholders' equity of R$10,845 million. Net income for the period was R$667 million.

As of September 30, 2009, Santander Brasil Arrendamento Mercantil S.A. reported total assets of R$4,854 million, a lease portfolio of R$727 million, and stockholders' equity of R$546 million. Net income for the period was R$20 million.

As of September 30, 2009, Santander S.A. Corretora de Câmbio e Títulos reported total assets of R$779 million and stockholders' equity of R$228 million. Net income for the period was R$32 million.

As of September 30, 2009, Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. reported total assets of R$173 million, stockholders' equity of R$134 million, and managed funds totaling R$48,238 million. Net income for the period was R$30 million.

As of September 30, 2009, Banco Bandepe S.A. reported total assets of R$3,983 million and stockholders' equity of R$3,912 million. Net income for the period was R$243 million.

As of September 30, 2009, Santander Seguros S.A. reported total assets of R$17,536 million and stockholders' equity of R$2,305 million and technical reserve for insurance, pension plan and capitalization transactions of R$14,067. Net income for the period was R$79 million.

Credit Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect its operational performance and the quality of its management.

Santander		Long Term		Short Term
	Support		2
	National Scale	AAA (BRA)		F1+ (BRA)
Fitch Ratings	Local Currency	BBB+		F2
Standard & Poor’s	Foreing Currency	BBB		F2
	National Scale	brAAA		brA-1
	Local Currency	BBB-		A-3
	Foreing Currency	BBB-		A-3
Moody’s	Foreing Currency	Baa3		P-3
	Local Currency	A2		P-1
	National Scale	Aaa.br		Br-1

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

Sustainable Development

Santander Group seeks to integrate sustainability in all its processes, products, policies and relationships. The balance between the economic, social and environmental dimensions is a driving factor for the actions adopted by Santander Group to contribute to the country’s sustainable development.

Among these initiatives, we highlight that during the last quarter we promoted two schedulings of the course Sustentabilidade na Prática: Caminhos e Desafios (Sustainability in Practice: Pathways and Challenges). As of September we had organized eight meetings totaling more than 1,000 participants among customers and suppliers from 572 organizations. More than 370 customers from Recife, Belo Horizonte and São Paulo attended our Sustainability Workshops.

In August we uploaded the third and last chapter of our sustainability online course on our web portal. Site visitors and 8,300 employees completed the online course. A total of 59 workshops and lectures were taught in different organizational areas, totaling more than 1,500 employees who received training on the topic.

Among our programs that promote the social investment by the private sector, we highlight the Projeto Escola Brasil. The Group's corporate volunteer initiative has formed 200 groups with more than 1,800 employees engaged in improving the quality of the education in 173 public schools.

We also had 225 projects enrolled with the Programa Parceiros em Ação, a program that supports social entrepreneurial action for income generation developed by women. We also promoted the 12th edition of the contest Concurso Banco Real Universidade Solidaria, with 185 contestants who submitted income generation projects.

Rede Universia, a university cooperation program, includes 1,126 partner universities in 18 Iberian-American countries where Santander operates. In the 3Q09 Universia Brazil delivered 2,250 Spanish learning kits using the Everest method to the São Paulo State Education Department, which passed the material on to public schools.

In order to disseminate and reward the musical talent of university students, Universia launched U>Rock, the first Iberian-American college band contest, with over 1,100 participating universities and colleges. The contest plans to give international visibility to the winner and is the first step to create a musical community by providing new ways of interaction in the musical universe.

We also highlight our partnership with the Serasa Experian program to grant scholarships for applied research. By mapping and communicated with partner universities, Universia promoted jointly with Serasa a meeting with 150 participants to encourage the participation of researchers in this program.

Another important achievement was the launch of the OpenCourseWare jointly with the Universidade Metodista de São Paulo (Umesp). Created by the Massachusetts Institute of Technology (MIT), the objective of this open innovation program is to disseminate academic knowledge to the public at large. Universia makes the tools available and Umesp offers virtual, free access to the content of seven disciplines.

Operational Risks, Internal Controls and Sarbanes-Oxley Act

To put in place, maintain, and disseminate the culture, policies and infrastructure necessary to the proper management and control of Operational Risks constitute Santander’s main strategic and competitive drivers in our continuous search to improve the efficiency of our Control, prevention, mitigation and event and loss reduction system due to Operational Risks; these concerns are reflected in the Mission of the Operational and Technology Risk Department.

Thus, the Bank has maintained a specific and independent corporate function, with its own structure, rules, methodologies, tools and internal models focused on the management and control of operational risks, which is also responsible for the technology risks associated to business continuity.

The processes developed and adopted are intended to position and maintain Santander among the financial institutions recognized as the entities with the best practices for the management of Operational Risks and their operations, thus contributing to attaining the strategic objectives and continuously improving the entity’s reputation and its soundness and reliability in the local and international markets.

Santander has a defined management and control model, which ensures that it is adopted by managers in daily operations, the alignment with the guidelines of Banco Santander España, the compliance with the requirements of the New Basel Accord (BIS II), the Bacen, the CVM, and the provisions of the Sarbanes-Oxley Act (SOX).

Our methodology is based on the best market practices used to identify, capture, assess, control, monitor, manage and prevent operational, technology, and business continuity risks, in addition to continuously strengthen our internal control system, in accordance with the provisions of CMN Resolutions 2554/1998 and 3380/2006, and SOX requirements. We also comply with the guidelines set out by Banco Santander España, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

Consistently with the transparency of our operational risks management and control model, and related methodologies, visions and the increased detailing of the internal models adopted and the main results obtained, we disclose, document and register the results in annual financial and corporate reports, are available on our website: www.santander.com.br.

In compliance with Bacen Circular 3383/2008, our Board of Directors opted for the Alternative Standardized Approach (ASA) for the calculation of the regulatory capital ratio required for operational risk, starting the first half of 2009.

The annual certification process of the Internal Control Model, in compliance with section 404 of SOX, which encompasses the certification required for the controlling stockholder, for the financial period ending on December 31, 2008, did not identify any incidence considered a significantly weakness.

Market Risks

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

Santander operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Team decisions, that assess all possible scenarios and do not compromise results with individual decisions, including the Credit and Market Risk Executive Committee, which sets limits and approves transactions, and the Executive Asset and Liability Management Committee, in charge of the capital and structural risk management, including country risk, liquidity, interest rates and foreign exchange rates;

- Management and optimization of the risk/return equation; and

- Advanced risk management methodologies such as Value at Risk (VaR) (a 521 -day history simulation, with a confidence level of 99 percent for a one-day horizon), stress scenarios and sensitivity analyses: Net Interest Margin (NIM), Market Value of Equity (MVE), and liquidity contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of the Santander Group in Spain.

Further details of the structure, methodologies and control systems are provided annual report, available on the website www.santander.com.br.

Other Information

It is our policy to restrict the services provided by our independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that on the nine-months ended September 30, 2009, we did not contract non-audit services from Deloitte Touche Tohmatsu Auditores Independentes which cumulatively represent more than 5 percent of the related overall consideration.

***

Deloitte Touche Tohmatsu
Rua José Guerra, 127
04719-030 – São Paulo – SP
Brasil

Tel: +55 (11) 5186-1000
Fax: +55 (11) 5186-2911
WWW.deloitte.com.br

(convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Stockholder of
Banco Santander (Brasil) S.A.
São Paulo-SP

1. We have performed a review of the accompanying interim financial statements of Banco Santander (Brasil) S.A. and its subsidiaries, consisting of the individual (Bank) and consolidated balance sheets as of September 30,2009, the related statements of income for the quarter then ended, changes in stockholders’ equity, cash flows, the performance report and the related notes to the interim financial statements, all expressed in Brazilian reais and prepared under the responsibility of the Bank’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with officials of the Bank and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Bank and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of interim financial statements.

4. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 21, 2009

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Francisco Antonio Maldonado Sant’s Anna
DELOITTE TOUCHE TOHMATSU	Francisco Antonio Maldonado Sant’s Anna
Auditores Independentes	Engagement Parter

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
BALANCE SHEETS ON SEPTEMBER 30 AND ON JUNE 30, 2009
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

			Bank	Consolidated

	Note	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Current Assets		172.610.040	189.284.560	191.660.388	194.316.626
Cash	5	4.042.335	7.041.302	4.062.582	7.047.708
Interbank Investments	6	38.000.259	39.982.714	29.355.879	31.716.974
Money Market Investments		18.798.872	21.398.709	18.798.872	21.398.709
Interbank Deposits		15.776.567	16.972.290	7.132.187	8.706.550
Foreign Currency Investments		3.424.820	1.611.715	3.424.820	1.611.715
Securities and Derivative Financial Intrument	7	28.590.058	27.954.439	42.294.044	26.992.545
Own Portfolio		12.183.495	10.918.434	12.371.870	11.278.564
Subject to Resale Commitments		1.860.852	1.756.732	93.587	117.469
Derivative Financial Instruments		2.751.297	3.398.689	2.745.742	3.393.901
Linked to Central Bank of Brazil		10.198.876	10.298.886	10.198.876	10.298.886
Linked to Guarantees		1.595.538	1.581.698	16.883.969	1.903.725
Interbank Accounts	8	9.502.771	12.123.238	9.502.776	12.123.253
Payments and Receipts Pending Settlement		1.661.610	1.658.214	1.661.610	1.658.214
Restricted Deposits:
Central Bank of Brazil		7.658.113	10.186.463	7.658.118	10.186.478
National Housing System		97.378	107.920	97.378	107.920
Interbank Onlending		67.148	153.773	67.148	153.773
Correspondents		18.522	16.868	18.522	16.868
Interbranch Accounts		2.240	13.004	2.240	13.004
Third-party Funds in Transit		2.240	6.923	2.240	6.923
Internal Transfers of Funds		-	6.081	-	6.081
Lending Operations	9	46.146.820	57.060.218	51.748.984	63.106.870
Public Sector		84.188	94.187	80.808	90.827
Private Sector		47.388.928	58.799.861	53.099.506	64.887.437
(Allowance for Loan Losses)	9.f	(1.326.296)	(1.833.830)	(1.431.330)	(1.871.394)
Leasing Operations	9	212.120	202.348	5.772.816	5.533.836
Public Sector		-	-	766	779
Private Sector		221.669	224.837	5.887.868	5.628.878
(Allowance for Doubtful Lease Receivables)	9.f	(9.549)	(22.489)	(115.818)	(95.821)
Other Receivables		45.851.345	44.670.301	48.169.181	47.375.129
Receivables for Guarantees Honored		2.038	2.162	2.038	2.162
Foreign Exchange Portfolio	10	33.051.852	31.495.994	33.051.852	31.495.994
Income Receivable		389.675	628.327	256.682	397.913
Trading Account	11	352.344	200.974	657.824	1.090.615
Credits from Insurance Operations		-	-	243.251	-
Tax Credits	12	4.679.341	3.967.827	5.181.511	4.438.266
Other	13	7.526.851	8.550.665	8.991.939	10.210.765
(Allowance for Losses on Other Receivables)	9.f	(150.756)	(175.648)	(215.916)	(260.586)
Other Assets		262.092	236.996	751.886	407.307
Other Assets	14	270.467	258.294	273.574	280.318
(Allowance for Valuation)	14	(230.336)	(216.167)	(232.576)	(237.541)
Prepaid Expenses		221.961	194.869	710.888	364.530

Long-Term Assets		125.291.646	118.697.264	113.099.886	99.155.236
Interbank Investments	6	5.996.328	11.957.740	1.467.983	1.738.405

Interbank Deposits		5.644.334	11.570.487	1.115.989	1.351.152
Foreign Currency Investments		352.194	387.453	352.194	387.453
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Intrument	7	55.403.772	44.494.836	32.656.170	20.958.329
Own Portfolio		21.886.643	12.089.809	15.081.066	7.754.440
Subject to Resale Commitments		20.135.139	19.390.912	2.511.484	190.150
Derivative Financial Instruments		3.018.503	2.449.050	3.011.679	2.440.972
Linked to Central Bank of Brazil		7.463.482	7.530.738	7.463.482	7.530.738
Privatization Certificates		1.574	1.468	1.574	1.468
Linked to Guarantees		2.898.431	3.032.859	4.586.885	3.040.561
Interbank Accounts	8	149.760	255.123	149.760	255.123
Restricted Deposits:
National Housing System		82.083	70.535	82.083	70.535
Interbank Onlending		67.677	184.588	67.677	184.588
Lending Operations	9	47.273.886	38.481.922	51.923.329	42.393.175
Public Sector		184.877	204.741	188.257	203.061
Private Sector		53.982.806	43.146.938	58.961.782	47.586.542
(Allowance for Loan Losses)	9.f	(6.893.797)	(4.869.757)	(7.226.710)	(5.396.428)
Leasing Operations	9	454.671	537.263	7.675.498	7.654.407
Public Sector		-	-	1.082	1.214
Private Sector		490.764	541.664	8.157.593	8.128.034
(Allowance for Doubtful Lease Receivables)	9.f	(36.093)	(4.401)	(483.177)	(474.841)
Other Receivables		15.867.341	22.728.457	18.968.189	25.770.553
Receivables for Guarantees Honored		15.515	9.791	15.515	9.791
Foreign Exchange Portfolio	10	878.839	8.823.037	878.839	8.823.037
Income Receivable		31.647	43.079	31.652	42.986
Tax Credits	12	6.678.944	6.160.398	8.687.810	8.172.768
Other	13	8.421.106	7.794.477	9.533.187	8.836.451
(Allowance for Losses on Other Receivables)	9.f	(158.710)	(102.325)	(178.814)	(114.480)
Other Assets		145.888	241.923	258.957	385.244
Temporary Investments		8.061	9.687	8.069	10.850
(Allowance for Losses)		(1.765)	(646)	(1.773)	(1.774)
Prepaid Expenses		139.592	232.882	252.661	376.168

Permanent Assets		45.979.837	47.457.352	29.994.865	30.427.159
Investments		17.183.150	17.283.439	92.657	137.135
Investments in Affiliates and Subsidiaries:	16	17.179.274	17.324.912	22.973	71.528
Domestic		17.081.414	17.221.497	22.973	71.366
Foreign		97.860	103.415	-	162
Other Investments		110.731	69.858	124.656	117.834
(Allowance for Losses)		(106.855)	(111.331)	(54.972)	(52.227)
Property and Equipment in Use	17	3.496.449	3.391.691	3.547.579	3.465.551
Real Estate		796.743	795.425	800.978	799.619
Other		5.676.212	5.630.680	5.755.127	5.788.416
(Accumulated Depreciation)		(2.976.506)	(3.034.414)	(3.008.526)	(3.122.484)
Intangibles	18	25.300.238	26.782.222	26.354.629	26.824.473
Goodwill		26.568.165	30.886.184	27.689.084	30.889.352
Intangible Assets		3.728.907	4.370.437	3.783.559	4.425.457
(Accumulated Amortization)		(4.996.834)	(8.474.399)	(5.118.014)	(8.490.336)

Total Assets		343.881.523	355.439.176	334.755.139	323.899.021

Current Liabilities		186.498.103	155.472.856	188.116.286	149.888.683
Deposits	19.a	91.950.926	80.491.543	75.817.752	72.662.158
Demand Deposits		13.495.736	13.899.273	13.143.057	13.789.451

Savings Deposits		22.859.164	21.410.657	22.859.164	21.410.657
Interbank Deposits		16.565.725	8.584.338	786.267	946.954
Time Deposits		38.498.283	36.208.025	38.497.246	36.125.846
Other Deposits		532.018	389.250	532.018	389.250
Money Market Funding	19.b	25.984.513	6.339.448	25.855.786	6.206.848
Own Portfolio		15.892.432	154.770	15.840.040	75.598
Third Parties		7.452.676	2.714.237	7.376.341	2.660.809
Linked to Trading Portfolio Operations		2.639.405	3.470.441	2.639.405	3.470.441
Funds from Acceptance and Issuance of Securities	19.c	7.835.450	7.804.278	8.323.621	8.295.436
Exchange Acceptances		-	-	27.317	20.397
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		6.342.704	6.474.085	6.803.558	6.944.846
Securities Issued Abroad		1.492.746	1.330.193	1.492.746	1.330.193
Interbank Accounts	8	1.612.101	1.656.705	1.612.101	1.656.705
Receipts and Payments Pending Settlement		1.566.032	1.621.819	1.566.032	1.621.819
Correspondents		46.069	34.886	46.069	34.886
Interbranch Accounts		1.114.686	1.449.820	1.114.686	1.449.820
Third-Party Funds in Transit		1.096.261	1.443.978	1.096.261	1.443.978
Internal Transfers of Funds		18.425	5.842	18.425	5.842
Borrowings	19.e	6.281.361	10.577.475	6.281.361	10.577.475
Local Borrowings - Other Institutions		637.212	1.032.774	637.212	1.032.774
Foreign Borrowings		5.644.149	9.544.701	5.644.149	9.544.701
Domestic Onlendings - Official Institutions	19.e	2.425.625	2.520.622	2.425.625	2.521.134
National Treasury		23.952	7.385	23.952	7.385
National Economic and Social Development Bank (BNDES)		721.933	796.063	721.933	796.567
Federal Savings and Loan Bank (CEF)		2.487	3.453	2.487	3.453
National Equipment Financing Authority (FINAME)		1.498.887	1.554.478	1.498.887	1.554.486
Other Institutions		178.366	159.243	178.366	159.243
Foreign Onlendings	19.e	922.255	838.793	922.255	838.793
Foreign Onlendings		922.255	838.793	922.255	838.793
Derivative Financial Instruments	7	2.127.214	2.332.995	2.121.451	2.311.771
Derivative Financial Instruments		2.127.214	2.332.995	2.121.451	2.311.771
Other Payables		46.243.972	41.461.177	63.641.648	43.368.543
Collected Taxes and Other		825.261	980.688	831.775	984.447
Foreign Exchange Portfolio	10	31.027.280	28.329.273	31.027.280	28.329.273
Social and Statutory		888.240	462.752	1.176.175	482.423
Tax and Social Security	20	1.987.314	2.238.679	3.038.585	2.973.132
Trading Account	11	329.344	157.183	594.597	873.205
Technical Provision for Insurance, Pension Plan
and Capitalization Operations		-	-	15.252.173	-
Subordinated Debts	21	966.254	81.159	966.254	81.159
Other	22	10.220.279	9.211.443	10.754.809	9.644.904

Long-Term Liabilities		105.121.010	150.441.881	93.952.153	124.062.245

Deposits	19.a	60.932.835	78.882.025	45.758.394	49.366.897
Interbank Deposits		15.426.419	29.583.574	188.026	224.993
Time Deposits		45.506.416	49.298.451	45.570.368	49.141.904
Money Market Funding	19.b	6.130.058	27.161.976	5.903.446	26.755.436
Own Portfolio		6.130.058	21.022.156	5.903.446	20.615.616
Third Parties		-	6.139.820	-	6.139.820
Funds from Acceptance and Issuance of Securities	19.c	1.470.872	1.820.720	1.874.478	2.064.723
Exchange Acceptances		-	-	403.606	244.003
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		84.446	84.206	84.446	84.206
Securities Issued Abroad		1.386.426	1.736.514	1.386.426	1.736.514
Borrowings	19.e	2.793.524	1.835.839	2.793.524	1.835.839
Local Borrowings - Other Institutions		252.530	245.481	252.530	245.481
Foreign Borrowings		2.540.994	1.590.358	2.540.994	1.590.358
Domestic Onlendings - Official Institutions	19.e	5.579.024	5.132.841	5.579.024	5.133.772
National Treasury		10.212	10.928	10.212	10.928
National Economic and Social Development Bank (BNDES)		2.826.333	2.366.961	2.826.333	2.367.758
Federal Savings and Loan Bank (CEF)		3.451	4.633	3.451	4.633
National Equipment Financing Authority (FINAME)		2.717.215	2.744.417	2.717.215	2.744.551
Other Institutions		21.813	5.902	21.813	5.902
Foreign Onlendings	19.e	1.200.178	1.630.854	1.200.178	1.630.854
Foreign Onlendings		1.200.178	1.630.854	1.200.178	1.630.854
Derivative Financial Instruments	7	3.161.989	2.592.789	3.161.787	2.609.191
Derivative Financial Instruments		3.161.989	2.592.789	3.161.787	2.609.191
Other Payables		23.852.530	31.384.837	27.681.322	34.665.533
Foreign Exchange Portfolio	10	694.137	8.599.809	694.137	8.599.809
Social and Statutory		-	536.441	-	536.441
Tax and Social Security	20	6.617.177	4.974.759	9.922.042	8.016.444
Trading Account	11	24.849	490	70.335	26.569
Technical Reserve for Insurance, Pension Plan
and Capitalization Transactions		-	-	269.957	-
Subordinated Debts	21	10.183.391	10.911.908	10.183.391	10.911.908
Other	22	6.332.976	6.361.430	6.541.460	6.574.362

Deferred Income		143.988	108.244	164.232	127.058
Deferred Income		143.988	108.244	164.232	127.058

Minority Interest		-	-	438.688	438.679

Stockholders' Equity	24	52.118.422	49.416.195	52.083.780	49.382.356
Capital:		49.623.614	47.152.201	49.621.483	47.152.201
Brazilian Residents		968.528	959.452	966.397	959.452
Foreign Residents		48.655.086	46.192.749	48.655.086	46.192.749
Capital Reserves		920.182	922.130	920.182	922.130
Revaluation Reserves		1.070.811	1.070.811	1.070.811	1.070.811
Adjustment to Fair Value - Securities and Derivatives		91.382	273.001	51.184	313.199
Retained Earnings/Accumulated Deficit		412.433	-	420.120	(74.037)
(-) Treasury shares		-	(1.948)	-	(1.948)

Total Liabilities and Stockholders' Equity		343.881.523	355.439.176	334.755.139	323.899.021

The accompanying notes are an integral part of these financial statements.
		-	-	-	-
		-	-	-	-

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
STATEMENTS OF INCOME FOR THE QUARTER AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

		Bank				Consolidated

		2009		2008		2009		2008

			Nine-month		Nine-month		Nine-month		Nine-month
		Third Quarter	period ended	Third Quarter	period ended	Third Quarter	period ended	Third Quarter	period ended
	Note		September 30,		September 30,		September 30,		September 30,

Financial Income		8.134.124	18.296.975	6.927.698	13.030.286	8.502.034	23.912.857	10.256.289	16.293.428
Lending Operations		5.100.374	11.975.489	3.800.586	7.583.685	5.498.728	16.832.995	6.160.805	9.945.106
Leasing Operations		18.885	84.073	14.084	13.350	505.836	1.529.741	173.834	210.391
Securities Transactions	7	2.232.096	4.587.274	2.566.045	4.120.787	1.366.212	3.449.410	3.730.609	5.172.940
Derivatives		10.427	1.214.838	(72.615)	153.228	10.086	2.034.933	(965.391)	(731.079)
Insurance, Pension Plan and Capitalization		-	-	-	-	395.682	395.682	16.073	16.073
Foreign Exchange Operations		698.928	256.520	464.784	778.475	652.076	(553.353)	904.955	1.218.646
Compulsory Investments		73.414	178.781	154.814	380.761	73.414	223.449	235.404	461.351

Financial Expenses		(5.632.515)	(11.397.909)	(6.073.105)	(9.824.084)	(5.361.966)	(13.839.055)	(9.015.665)	(12.548.150)
Funding Operations	19.d	(3.240.917)	(8.033.989)	(3.481.319)	(6.156.758)	(2.612.103)	(8.667.750)	(5.220.632)	(7.676.634)
Borrowings and Onlendings		545.327	2.845.152	(1.849.227)	(1.648.635)	545.349	3.026.768	(2.799.504)	(2.598.912)
Technical Reserves for Insurance, Pension Plan
and Capitalization Adjustment and Interest		-	-	-	-	(322.946)	(322.946)	(9.916)	(9.916)
Allowance for Loan Losses	9.f	(2.936.925)	(6.209.072)	(742.559)	(2.018.691)	(2.972.266)	(7.875.127)	(985.613)	(2.262.688)
Gross Profit From Financial Operations		2.501.609	6.899.066	854.593	3.206.202	3.140.068	10.073.802	1.240.624	3.745.278
Other Operating (Expenses) Income		(4.546.256)	(8.728.302)	(385.639)	(1.749.173)	(4.883.100)	(11.221.797)	(845.451)	(2.287.371)
Income from Services Rendered	27	1.054.536	2.782.596	771.577	2.232.607	1.159.553	3.856.851	1.048.192	2.701.633
Income from Banking Fees	27	437.045	1.053.474	160.655	524.647	534.509	1.574.695	278.407	642.399
Net Income from Premiums, Pension Plan
and Capitalization		-	-	-	-	170.370	170.370	14.582	14.582
Personnel Expenses	28	(1.100.719)	(2.643.608)	(468.776)	(1.398.595)	(1.171.086)	(3.557.815)	(747.388)	(1.699.154)
Other Administrative Expenses	29	(2.477.431)	(6.217.140)	(721.921)	(2.211.555)	(2.584.154)	(7.423.274)	(1.120.785)	(2.634.319)
Tax Expenses	30	(569.430)	(1.284.383)	(198.511)	(599.582)	(663.827)	(1.828.702)	(248.708)	(673.549)
Investments in Affiliates and Subsidiaries	16	496.163	1.585.789	308.244	484.282	19.645	167.227	2.566	3.383
Other Operating Income	31	251.327	1.078.265	324.040	581.884	549.948	1.748.361	639.210	919.933
Other Operating Expenses	32	(2.637.747)	(5.083.295)	(560.947)	(1.362.861)	(2.898.058)	(5.929.510)	(711.527)	(1.562.279)
Income From Operations		(2.044.647)	(1.829.236)	468.954	1.457.029	(1.743.032)	(1.147.995)	395.173	1.457.907
Nonoperating (Expenses) Income	33	2.672.455	3.653.172	(22.671)	(50.136)	2.698.281	3.993.480	(25.725)	29.976
Income Before Taxes On Income and Profit Sharing		627.808	1.823.936	446.283	1.406.893	955.249	2.845.485	369.448	1.487.883
Income and Social Contribution Taxes	34	(49.778)	69.287	152.907	187.600	(347.946)	(781.041)	279.067	208.631
Provision for Income Tax		(573.627)	(689.082)	(248.970)	(280.151)	(901.170)	(1.920.532)	(224.396)	(321.121)
Provision for Social Contribution Tax		(486.364)	(600.018)	(153.951)	(272.783)	(605.095)	(1.023.661)	(118.976)	(263.593)
Deferred Tax Credits		1.010.213	1.358.387	555.828	740.534	1.158.319	2.163.152	622.439	793.345
Profit Sharing		(165.597)	(478.254)	(101.040)	(303.915)	(180.862)	(605.628)	(148.346)	(362.855)
Minority Interest		-	-	-	-	(12.678)	(39.030)	(3.317)	(3.319)

Net Income		412.433	1.414.969	498.150	1.290.578	413.763	1.419.786	496.852	1.330.340

Number of Shares (Thousands)	24	340.143.774	340.143.774	325.758.283	325.758.283
Earnings per Thousand Shares (R$)		1,21	4,16	1,53	3,96

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE QUARTER AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

						Profit Reserves	Adjustment to Fair Value

						Reserve for Dividend Equalization
			Capital Increase	Capital Reserves	Legal Reserve			Affiliates and Subsidiaries	Retained Earnings	Treasury Shares
	Note	Capital					Position Own				Total

Balances as of June 30, 2008		8.331.448	784.832	22.130	641.992	755.852	63.081	50.251	-	-	10.649.586
Capital Increase	24.a	800.000	37.220.753	900.000	-	-	-	-	-	-	38.920.753
Unpaid Capital		-	15.168	-	-	-	-	-	-	-	15.168
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	-	(3.065)	(206.802)	-	-	(209.867)
Net Income		-	-	-	-	-	-	-	498.150	-	498.150

Balances as of September 30, 2008		9.131.448	38.020.753	922.130	641.992	755.852	60.016	(156.551)	498.150	-	49.873.790

Balances as of December 31, 2007		8.331.448	-	22.130	602.371	3.045	342.440	(2)	-	-	9.301.432
Capital Increase	24.a	800.000	38.020.753	900.000	-	-	-	-	-	-	39.720.753
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	-	(282.424)	(156.549)	-	-	(438.973)
Net Income		-	-	-	-	-	-	-	1.290.578	-	1.290.578
Allocations:
Legal Reserve		-	-	-	39.621	-	-	-	(39.621)	-	-
Reserve for Dividend Equalization	24.c	-	-	-	-	752.807	-	-	(752.807)	-	-

Balances as of September 30, 2008		9.131.448	38.020.753	922.130	641.992	755.852	60.016	(156.551)	498.150	-	49.873.790

Balances as of June 30, 2009		47.152.201	-	922.130	729.543	341.268	344.283	(71.282)	-	(1.948)	49.416.195
Capital Increase - Merger of Shares	24.a	2.471.413	-	-	-	-	-	-	-	-	2.471.413
Cancelattion of Treasury Shares	24.d	-	-	(1.948)	-	-	-	-	-	1.948	-
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	-	(252.954)	71.335	-	-	(181.619)
Net income		-	-	-	-	-	-	-	412.433	-	412.433

Balances as of September 30, 2009		49.623.614	-	920.182	729.543	341.268	91.329	53	412.433	-	52.118.422

Balances as of December 31, 2008		9.131.448	38.020.753	922.130	679.416	13.859	127.955	(101.676)	-	-	48.793.885
Approval of Capital Increase	24.a	38.020.753	(38.020.753)	-	-	-	-	-	-	-	-
Capital Increase - Merger of Shares	24.a	2.471.413	-	-	-	-	-	-	-	-	2.471.413
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	-	(36.626)	101.729	-	-	65.103
Acquisition of Treasury Shares	24.d	-	-	-	-	-	-	-	-	(1.948)	(1.948)
Cancelattion of Treasury Shares	24.d	-	-	(1.948)	-	-	-	-	-	1.948	-
Net Income		-	-	-	-	-	-	-	1.414.969	-	1.414.969
Allocations:
Legal Reserve		-	-	-	50.127	-	-	-	(50.127)	-	-
Reserve for Dividend Equalization	24.c	-	-	-	-	327.409	-	-	(327.409)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(625.000)	-	(625.000)

Balances as of September 30, 2009		49.623.614	-	920.182	729.543	341.268	91.329	53	412.433	-	52.118.422

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
STATEMENTS OF CASH FLOW FOR THE PERIODS ENDED SEPTEMBER 30
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

		Bank				Consolidated

		2009		2008		2009		2008

			Nine-month		Nine-month		Nine-month		Nine-month
		Third	period ended	Third	period ended	Third	period ended	Third	period ended
	Note	Quarter	September 30,	Quarter	September 30,	Quarter	September 30,	Quarter	September 30,

Cash Flow from Operating Activities
Net Income		412.433	1.414.969	498.150	1.290.578	413.763	1.419.786	496.852	1.330.340
Adjustement Net Income		2.012.983	6.346.106	687.651	2.640.753	2.752.838	10.102.235	1.305.684	3.383.409
Allowance for Loan Losses	9.f	2.936.925	6.209.072	742.559	2.018.691	2.972.266	7.875.127	985.613	2.262.688
Provision for Contingent Liabilities		1.094.509	3.055.232	412.081	1.140.587	1.258.968	3.754.771	448.572	1.229.786
Deferred Tax Credits		(901.449)	(1.432.763)	(327.251)	(510.184)	(821.997)	(1.245.003)	(311.002)	(515.023)
Equity in Affiliates and Subsidiaries	16	(496.163)	(1.585.789)	(308.244)	(484.282)	(19.645)	(167.227)	(2.566)	(3.383)
Depreciation and Amortization	29	1.085.359	2.752.749	171.854	479.156	1.092.024	2.892.207	220.954	528.209
Allowance for Losses on Other Assets		(5.221)	45.322	670	(2.089)	(5.157)	54.883	49	(2.736)
Gain (Loss) on Sale of Other Assets	33	(10.378)	(11.786)	(3.029)	(5.280)	(20.117)	(20.891)	(35.714)	(39.963)
Impairment of Assets	32	818.843	854.641	-	5.424	818.914	854.712	-	5.424
Gain (Loss) on Sale of Other Investments	33	(2.509.699)	(3.544.085)	(898)	(1.846)	(2.522.599)	(3.900.026)	(882)	(82.614)
Minority Interest		-	-	-	-	-	-	(2)	-
Other		257	3.513	(91)	576	181	3.682	662	1.021
Changes on Assets and Liabities		(8.460.815)	(31.532.385)	(6.187.871)	(8.190.224)	(8.084.066)	(26.168.839)	(5.989.872)	(8.397.398)
Decrease (Increase) in Interbank Investments		9.375.481	2.455.994	(3.810.774)	(3.011.299)	2.489.115	(3.049.343)	(3.173.139)	(2.278.431)
Decrease (Increase) in Securities and Derivative Financial Instruments		(10.448.946)	(16.344.553)	595.107	(2.224.650)	(11.041.162)	(13.681.607)	1.336.788	(1.326.357)
Decrease Increase) in Lending and Leasing Operations		(842.464)	(1.009.369)	(5.489.835)	(9.371.381)	(1.499.822)	(2.937.202)	(8.656.926)	(12.770.966)
Decrease (Increase) in Deposits on Central Bank of Brazil		2.528.350	(495.547)	234.148	(436.754)	2.528.359	(708.490)	(192.137)	(863.039)
Decrease (Increase) in Other Receivables		6.237.571	15.704.996	(15.234.670)	(19.409.054)	7.651.909	14.010.345	(16.795.605)	(21.189.283)
Decrease (Increase) in Other Assets		70.341	(3.395)	41.353	(6.540)	157.314	311.130	105.125	58.249
Net Change on Interbank and Interbranch Accounts		(171.483)	(496.642)	(348.996)	112.740	(171.494)	(1.091.999)	(282.683)	179.053
Increase (Decrease) in Deposits		(6.489.833)	(3.476.837)	1.726.870	10.073.569	(343.734)	(2.301.982)	2.635.361	10.755.761
Increase (Decrease) in Money Market Funding		(1.386.853)	(6.743.648)	(1.540.276)	(6.912.827)	(1.203.052)	826.928	(1.373.171)	(6.798.291)
Increase (Decrease) in Funds from Acceptance and Issuance of Securities		(318.676)	(715.504)	887.192	2.990.602	(162.060)	(360.616)	1.098.378	3.201.788
Increase (Decrease) in Borrowings and Onlendings		(3.335.900)	(5.459.522)	2.878.491	2.346.858	(3.335.900)	(6.328.221)	4.275.090	3.743.457
Increase (Decrease) in Other Liabilities		(3.714.064)	(14.951.592)	13.874.450	17.664.307	(18.712.843)	(26.381.875)	15.034.806	18.897.284
Increase (Decrease) in Technical Provision for Insurance,
Pension Plan and Capitalization Operations		-	-	-	-	15.522.130	15.522.130	-	-
Increase (Decrease) in Change in Deferred Income		35.661	3.234	(931)	(5.795)	37.174	1.963	(1.759)	(6.623)
Net Cash Provided by (Used in) Operating Activities		(6.035.399)	(23.771.310)	(5.002.070)	(4.258.893)	(4.917.465)	(14.646.818)	(4.187.336)	(3.683.649)
Investing Activities
Acquisition of Investment		(59.473)	(192.425)	(8.492)	(8.897)	(329)	(96.516)	(718)	(8.462)
Acquisition of Property and Equipment in Use		(254.819)	(546.000)	(1.154.721)	(1.347.631)	(292.567)	(621.690)	(1.204.593)	(1.397.503)
Acquisition of Intangibleg Assets		(303.262)	(1.204.112)	(167.855)	(414.050)	(254.065)	(1.165.935)	(167.876)	(414.050)
Net Cash Received on Sale of Investments		2.650.974	18.222.005	1.278	13.595	2.669.303	5.574.650	2.079.147	2.186.063
Proceeds from Assets not in Use		17.780	55.803	12.278	42.498	15.564	66.938	78.446	110.747
Proceeds from Property in Use		35.769	309.124	25.303	186.531	40.323	309.885	20.863	186.531
Dividends and Interest on Capital Received		1.061.120	1.061.120	142.649	147.496	2.516	2.516	2.666	6.332
Net Cash Provided by (Used in) Investing Activities		3.148.089	17.705.515	(1.149.560)	(1.380.458)	2.180.745	4.069.848	807.935	669.658
Financing Activities
Capital Increase		-	-	15.168	800.000	-	-	15.168	800.000
Acquisition of Treasury Shares	24.d	-	(1.948)	-	-	-	(1.948)	-	-
Increase in Subordinated Debts		156.578	1.849.909	300.098	952.114	156.578	1.961.203	362.215	1.014.231
Paid Dividends and Interest on Capital		(531.367)	(1.993.544)	(1.475)	(1.436.431)	(605.116)	(1.993.544)	(1.475)	(1.436.431)
Increase (Decrease) on Minority Interest		-	-	-	-	9	38.278	3.650	3.650
Net Cash Provided by (Used in) Financing Activities		(374.789)	(145.583)	313.791	315.683	(448.529)	3.989	379.558	381.450
Increase (Decrease) in Cash and Cash Equivalents		(3.262.099)	(6.211.378)	(5.837.839)	(5.323.668)	(3.185.249)	(10.572.981)	(2.999.843)	(2.632.541)
Cash and Cash Equivalents Beginning of Period		20.936.834	23.886.113	22.366.495	21.852.324	20.873.231	28.260.963	22.219.666	21.852.364
Cash and Cash Equivalents End of Period	5	17.674.735	17.674.735	16.528.656	16.528.656	17.687.982	17.687.982	19.219.823	19.219.823

The accompanying notes are an integral part of these financial statements.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

1. Operations

Banco Santander (Brasil) S.A. (Banco Santander), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Espanha), is the lead institution of the financial and non-financial group with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Rua Amador Bueno, 474, Santo Amaro, São Paulo, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing and mortgage loan, leasing portfolios and, through related entities, insurance, pension plan, capitalization, leasing, asset management, and securities and insurance brokerage operations. Transactions are conducted within the context of a group of financial institutions that operate on an integrated basis in the financial markets.

The Extraordinary Stockholder's Meeting held in April 14, 2009, was approved the changes of the social denomination from Banco Santander S.A. to Banco Santander (Brasil) S.A.

Global Offering of Shares

At the meeting of the Board of Directors held on September 18, 2009 it was approved the implementation of the Global Offering, which includes the issue of 525,000,000 (five hundred twenty-five million) Units, all registered shares, without par value, free and clear of any liens or encumbrances, each representing one of 55 (fifty five) common shares and 50 (fifty) preferred shares, all registered shares with no par value, free and clear of any liens or encumbrances, which includes, the primary public offering at the same time, (i) a primary public offering of Units in Brazil (Brazilian Offering), on-the-counter non-organized in accordance with CVM Instruction 400/2003, and (ii) the distribution of public primary Units abroad, including in the form of ADRs representing ADSs record with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 the United States of America.

The Global Offering was coordinated on a firm guarantee of settlement. Under the Article 24 of CVM Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering (excluding the Additional Units, as defined below) could be increased up to 14.29%, ie up to 75,000,000 Units, including the form of ADSs under the same conditions and at the same price of the Units/ADSs initially offered (Supplemental Lot Units), designed to meet a possible excess of demand over the Global Offering (Lot Option Supplementary). Under the Article 14, paragraph 2 of CVM Instruction 400, the total number of Units initially offered (without regard to the Supplementary Lot Units) could be but was not, in agreement with the Underwriters, be increased by up to 4.76%, ie up to 25,000,000 Units, including the form of ADSs under the same conditions and at the same price initially offered the Units (Additional Units).

The Brazilian Offering was directed in the Retail Offer, the Non-Institutional Investors and the Institutional Offer, to the Institutional Investors.

The Retail Offer is intended primarily (i) a proportion equal to 5% of the Units subject of the Global Offering (excluding the Supplementary Lot Units and Additional Units) to the Bank staff, and (ii) a proportion equivalent to 10% of Units subject of the Global Offering (excluding the Supplementary Lot Units and Additional Units) to persons or entities not financial than institutional investors and, on October 05, 2009, possess a current account with the Bank or Banco Real, which was acquired by the Bank.

Additionally, the Bank has made an Incentive Plan for employees with special conditions for subscription and payment of Units, upon application, a loan from the Bank for minimum of R$ 1,000.00 and limited to the maximum gross monthly salary of each employee, the value added Tax on Financial Operations - IOF corresponding to the transaction, the payment should be made to the Bank in 60 fixed plots, and consecutive installments, with interest at 1% a year (exponential rate based on 360 days). Employees who have subscribed Units can't trade them or transfer them from the start of trading of Units on the BM&F for a period of 60 days from the Settlement Date. The Bank also bear each custody fee payable to the broker by the employee to stay with the Units for a period of 6 (six) months. The Incentive Plan may not benefit the statutory managers of the Bank. In the event of termination of service after the publication of the Notice of Commencement and/or in case of change during the loan period, all or part of the Units acquired under the Incentive Plan, the loan made by the employee to have the early maturity.

The other characteristics and terms set out in the Global Offering Preliminary Prospect for Public Offering of Primary Distribution of Certificates of Deposit Shares (Units) Issuance of Santander Bank (Brazil) S.A. and the Notice to the Market, available at electronic www.santander.com.br and the website of the CVM and its English version of the Preliminary Prospectus on Form-F1, available from the SEC website. Notice to the Market was published in editions of the Economic Value and Diário Oficial do Estado de Sao Paulo - DOESP of 21 September 2009 and republished on 28 September 2009, starting date of the Reservation Period, in the same newspapers, with the goal of presenting a complete list of Participating Institutions of the Offer, including the Broker.

At the same meeting, the listing of the Bank and the negotiation of Units was approved, common shares and preferred shares issued in the Level 2 Practices of Corporate Governance BM&F BOVESPA.

On October 6, 2009, was priced the Global Offering of shares for R$ 23.50 per Unit. The Units are traded on the BM&F and the New York Stock Exchange (NYSE) as of October 7, 2009.

On October 14, 2009 the Brazilian Central Bank ratified the capital increase in the amount of R$12,3 billions thousand, referred the Global Offering of 525,000,000 units.

2. Corporate Restructuring

a) Merger of Shares of Banco Real and ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)

On July 24, 2008, Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), took indirect share control of the companies of the ABN AMRO Real Group in Brazil, after meeting all conditions for this transfer of control, especially the approval of De Nederlandsche Bank (the Central Bank of the Netherlands) and the Bacen.

The Extraordinary Stockholders'' Meeting held on August 29, 2008 of Banco Santander, Banco Real and AAB Dois Par approved the corporate restructuring as defined in the Agreement and Plan of Merger of Shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. into Banco Santander S.A. (Merger Agreement).

The above-mentioned merger agreement established the justifications and conditions for the corporate restructuring consisting of the merger of all shares of Banco Real and AAB Dois Par into Banco Santander (Merger of Shares). As a result of the merger of shares: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander, according to article 252 of Law No. 6404/76; (b) Banco Santander’s capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 thousand to R$47,152,201 thousand and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par. The goodwill accrued based on the August 31, 2008 data related to the acquisition of Banco Real and AAB Dois Par was R$26,333,931.

The objectives of the operation are: (a) assure the transfer of the businesses acquired by Banco Santander Spain to its subsidiary already established and in operation in Brazil - Banco Santander; (b) assure the preservation of the corporate entity of Banco Santander, Banco Real and AAB Dois Par; (c) concentrate the minority interest in these institutions only in Banco Santander.

The operation allows to rationalize and simplify the equity structure of the companies of the Santander Group in Brazil and will enable the stockholders of Banco Real and AAB Dois Par to become stockholders of a publicly traded company and have access to the current dividend policy of Banco Santander.

This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements.

As this is an operation involving the merger of shares, the corporate entity of Banco Real and AAB Dois Par were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

b) Merger of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM)

On April 14, 2009, the executive committees of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM) approved and decided to submit to the approval of their respective stockholders the “Merger Agreement of Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. by Banco ABN AMRO Real S.A.”.

On the same date, the executive committees of Banco Santander and Banco Real approved and decided to submit to the approval of the Board of Directors of Santander and its respective stockholders the corporate restructuring proposal as set out by the “Merger Agreement of Banco ABN AMRO Real S.A. by Banco Santander S.A.” (the "Agreement").

The Mergers will be carried out through the transfer of the book net assets of the Merged Companies to the equity of the Merger, based on the audited balance sheets as of March 31, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the Mergers, on April 30, 2009 (date of the Extraordinary Shareholders’ Meetings that approve the Mergers) were recognized and recorded directly by the Acquirers.

As the Mergers involved wholly-owned subsidiaries, (i) determining a share exchange ratio; (ii) defining withdrawal rights; (iii) increasing the capital of Banco Santander and Banco Real, and (iv) changing the voting, dividend or any other equity or corporate rights to which the stock issues by Banco Santander is currently entitled were not necessary as a result of these transactions.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

Merger transactions	Banco Real	Sudameris DTVM

Total Assets	181.041.881	2.219.832
Current and Long-term Liabilities	168.859.924	46.626
Stockholders' Equity	12.181.957	2.173.206
The merger of shares is subject to approval by Bacen.

c) Merger of Shares of Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (BCIS) and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

The Extraordinary Stockholders'' Meeting held on August 14, 2009, of Banco Santander, Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (Banco BCIS), and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) was approved the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. into the Equity of Banco Santander (Brasil) S.A.” (the Merger Agreement).

The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, Banco BCIS and Santander Brasil Asset into the equity of Banco Santander (Share Merger). As a result of the Share Merger, Santander Seguros, Banco BCIS and Santander Brasil Asset (Merged Companies) were transformed into wholly-owned subsidiaries of Banco Santander (Merging Company), under Article 252 of Law 6404/76 and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Asset Brazil, through the issuance of 14,410,886 shares (7,710,343 shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies.

The balance sheets of Banco Santander, Santander Seguros, Banco BCIS and Santander Brasil Asset as of June 30, 2009 consist of the basic balance sheets of the Share Mergers.

Due to this transaction consists of a share merger, as set out in Article 252 of Law 6404/76, the legal personality of the merged companies was maintained and the changes in equity subsequent to the date of their balance sheets were properly recorded in their accounting books.

Balance sheets as of June 30, 2009 are presented below. The purpose of this information is to provide the position of impacts on equity related to these acquisitions.

			Santander
Balance sheets	Santander Seguros	BCIS	Brasil Asset

Total Assets	9.334.385	2.242.836	106.895
Current and Long-term Liabilities	6.946.387	195.553	27.528
Stockholders' Equity	2.387.998	2.047.283	79.367
There merger of shares was approved by BACEN on September 28, 2009 and is still pending SUSEP's approval.

d) Merger of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões)

At the meetings held on July 28, 2009, the executive committees of Banco BCIS and Banco Santander and the partners’ meeting of AA Cartões, were approved and decided to submit to the approval of their stockholders the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Banco Comercial e de Investimento Sudameris S.A. and ABN Amro Administradora de Cartões de Crédito Ltda by Banco Santander (Brasil) S.A.”

The merger was carried out through the transfer of the book net assets of the Merged Companies to the equity of the Merging Company, based on the audited balance sheets as of June 30, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the mergers (date of the corresponding Extraordinary Stockholders’ Meetings that approve the mergers) were recognized and recorded directly by the Merging Company.

Merger transactions	BCIS	AA Cartões

Total Assets	2.242.836	299.148
Current and Long-term Liabilities	195.553	19.987
Stockholders' Equity	2.047.283	279.161
________________________
The merger of shares is subject to approval by Bacen.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

e) Full spin-off of Santander Investimentos e Participações (Santander Participações) with the transfer of portions of its equity to Banco Santander and Santander Advisory Services S.A. (Advisory)

At the meetings held on July 28, 2009, the executive committees of Banco Santander, Santander Participações, and Santander Advisory Services S.A. (Advisory) approved and decided to submit to the approval of their stockholders and the Board of Directors of Banco Santander the corporate restructuring proposal pursuant to the terms and conditions of the “Spin-off Agreement and Plan of Santander Investimentos e Participações S.A., with transfer of all its Equity to Banco Santander (Brasil) S.A. and Santander Advisory Services S.A.” (the Spin-off Agreement).

The Spin-off Agreement establishes the reasons and conditions for the corporate restructuring consisting of the full spin-off of Santander Participações (the "Spun-off Company"), its termination and the transfer of its equity to Banco Santander and Advisory (Spin-off).

Under the Spin-off Agreement, the stockholders' equity of the Spun-off Company was appraised based on the balance as of June 30, 2009. As a result of the Spin-off (a) the Spun-off Company was terminated; (b) all assets, rights, liabilities, obligations and liabilities of the Spun-off Company related to the spun-off net assets were automatically and respectively transferred to the net assets of Banco Santander and Advisory, which became the successors of all its rights and obligations related to the spun-off net assets.

The changes in equity of each spun-off net assets, occurring from the balance sheet date to the date the transaction is completed will be appropriately and respectively recorded in the books and other accounting documentation of Banco Santander and Advisory.

Merger transactions	Banco Santander	Advisory

Total Assets	1.285.654	69.413
Current and Long-term Liabilities	375.309	–
Stockholders' Equity	910.345	69.413
________________________
The corporate restructuring mentioned above, represent steps in the process of consolidating the investments in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

3. Presentation of Financial Statements

The financial statements of Banco Santander S.A., which include its foreign branches (Bank) and the consolidated financial statements of the Bank and its subsidiaries (Consolidated) indicated in Note 16 have been prepared in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Central Bank of Brazil and the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (SUSEP). It was adopted for report of financial the approved regulations from CVM related to international accounting convergence process that does not conflict with the rules of CMN and Bacen.

In the preparation of the consolidated financial statements, equity in subsidiaries, significant balances arising from transactions among domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated. Minority interest is recorded in a separate caption in stockholders’ equity and in the statements of income. The balances stated in the jointly-owned subsidiaries’ balance sheets and statements of income were consolidated in proportion to the interest in the subsidiary.

The information of the leasing transactions has been reclassified, in order to reflect its financial position in the consolidated financial statements in conformity with the financial method of accounting for leasing operations.

For a better comparability of the financial statements certain reclassifications have been made on the income statement for the period ended in September 30, 2008 to confrom them to the accounting procedures/classifications mentioned on note 4.b.

As a result of the corporate restructuring mentioned in Note 2 and in accordance with current legislation, the consolidated financial information are presented compared with the data of the previous periods, which do not include the assets, liabilities or results of Banco Real, for periods prior to September 2008, the Santander Seguros and its subsidiaries and Santander Asset Brasil, both for periods prior to July 2009, so that the analysis of the evolution of financial information is limited.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

4. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges and monetary or exchange variations earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Financial Statement Translation

The functional currency used for the operations of the branches abroad is the real. The assets and liabilities are substantially monetary items and are converted by exchange rates at the end of the period, the non-monetary items are measured at cost history and the results are converted by the average exchange rates for the period.

The exchange effects of the operations of the branches abroad are located on the lines of statement of income, according to their assets and liabilities which resulted it.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts, respectively, and include income, charges and monetary or exchange variations earned or incurred through the balance sheet date, determined on a daily pro rata basis. When applicable, allowances for valuation are recorded to reflect market or realizable values. The allowance for loan losses is based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, and specific portfolio risks, as well as on the risk assessment policy of the Bank’s management for recognition of allowances, including requirements of the National Monetary Council (CMN) and Bacen.

Receivables and payables due within 12 months are recorded in current assets and liabilities, respectively, except for trading securities that, regardless of their maturity, are classified in current assets, in conformity with Bacen Circular 3068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and applications interbank investments with immediate convertibility in to cash or with original maturity of more than ninety days.

e) Securities

Securities are presented in accordance with the following recognition and accounting valuation criteria:
I - Trading securities.
II - Available-for-sale securities.
III - Held-to-maturity securities.

“Trading securities” include securities acquired for the purpose of being actively and frequently traded and “Held-to-maturity securities” include those which the Bank intends to maintain in its portfolio to maturity. “Available-for-sale securities” include those which cannot be classified in categories I and III. Securities classified in categories I and II are stated at cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, reflecting the increase or decrease arising from this adjustment in:

(1) The related income or expense account, in income for the period, when related to securities classified as “Trading securities”, net of tax effects; and

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

(2) Separate caption in stockholders’ equity, when related to securities classified as “Available-for-sale securities”, net of tax effects. The adjustments to fair value on sale of these securities are transferred to income for the period.

Securities classified as “Held-to-maturity securities” are stated at cost, plus income earned through the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realization value of available-for-sale and held-to-maturity securities are recognized in the statement of income.

f) Derivatives

Derivatives are classified according to Management's intent to use them for hedging or not. Transactions made at customers' request, on own account, or that to not meet the criteria for hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses included in income for the period.

Derivatives designated as hedge may be classified as:

I - Market risk hedge.

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

g) Prepaid Expenses

Funds used in advance payments, whose benefits or provision of services will occur in future years, are recorded as “prepaid expenses” and allocated to income over the term of the respective agreements.

h) Permanent Assets

Stated at acquisition cost and include:

h.1) Investments

Adjustments to investments in affiliates and subsidiaries are determined under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

h.2) Property and Equipment

Depreciation of property and equipment is determined under the straight-line method at the following annual rates: buildings - 4%, installations, furniture, equipment in use, communication and security systems - 10%, and data processing systems and vehicles - 20% and leasehold improvements - 10% or considering the benefit period of the terms of rental contracts.

h.3) Intangible assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate an impairment.

Goodwill on merger and the related reduction account, reserve for maintenance of integrity of the merging entity’s stockholders’ equity, are amortized over a period of up to 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Acquisition and development of software are amortized over a maximum period of 5 years.

i) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in CNSP Resolutions 139/2005 and 162/2006, changed by CNSP Resolution 181/2007, 195/2008 and 204/2009, and SUSEP Circular 288/2005.

i.1) Insurance and Pension Plan

I – Unearned Premium Reserve (PPNG)

The Unearned Premium Reserve (PPNG) is recognized based on the portions of retained premiums corresponding to the policies’ unelapsed risk periods calculated on a daily pro rata basis.

II – Unearned Premium Reserve – Unissued Current Risks (PPNG-RVNE)

The purpose of the unearned premium reserve for unissued current risks ("PPNG-RVNE") is to estimate the portion of unearned premiums referring to assumed risks whose corresponding policies are not issued.

III - Premium Deficiency Reserve (PIP)

These resolutions also established the Premium Deficiency Reserve for when the unearned premium reserve is not sufficient to cover claims plus administrative expenses to incur, situation verified through actuarial calculation.

IV - Unexpired Risk Reserve (PRNE)

The unexpired risk reserve is calculated on a daily pro rata basis based on net contributions released during the month and its objective is to provision the contribution installment corresponding to the nonincurred risk period, counted as of the calculation date.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

V - Contribution Deficiency Reserve (PIC)

The contribution deficiency reserve is recognized to provision deviations in relation to mathematical reserves’ technical bases for current and future benefits. The biometric tables used as parameter for the recognition consider for the survival of female and male participants the AT2000 Male table and the plan interest rate.

VI - Administrative Expenses Reserve (PDA)

The administrative expenses reserve is recognized to cover possible expenses arising from the payment of current and future benefits, according to the methodology described in the Actuarial Technical Note (NTA).

VII - Supplementary Premium Reserve (PCP)

The supplementary premium reserve is calculated on a daily pro rata basis, based on beginning and ending dates of the risk period and net retained commercial premiums or contributions. The reserve amount is the difference, when positive, between the average of the sum of amounts calculated daily during the recording month and PPNG (Insurance) and PRNE (Pension Plan) recognized in the month, considering all prevailing risks, issued or not, received or not.

VIII - Mathematical Reserves for Current and Future Benefits (PMBaC and PMBC)

Mathematical reserves for future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

IX – Claims Payable Reserve (PSL)

The reserve for claims payable is recognized based on notices received by the insurance company related to insurance and coinsurance claims which were accepted but not yet paid.

X - Reserve for Losses Incurred but Not Reported (IBNR reserve)

The provision for losses incurred but not reported is recognized based on actuarial technical note or on the historical estimate between the claim occurrence date and its report, in accordance with CNSP Resolution 162/2006 (changed by CNSP Resolution 181/2007, 195/2008 and 204/2009) for Insurance and SUSEP Circular Letter 288/2005 for Pension Plan. The DPVAT reserve, included in the balance of the provision for losses incurred but not reported is recognized based on information provided by the management of the Fenaseg (National Federation of Private Insurance and Capitalization Companies). As of March 2008, DPVAT is managed by Seguradora Líder - DPVAT.

XI - Reserve for Future Policy Benefits (PBaR)

The Reserve for Future Policy Benefits is recognized based on the claims notice and the past due risks or lump-sum amounts payable.

XII- Reserve for Oscillation Risk (POR)

The reserve of oscillation of risks is made to cover any gaps in the commitments expected, and is calculated according to methodology described in the Technical Note Actuarial NTA.

XIII - Financial Surplus Reserve

The surplus reserve represents the surplus amounts accrued to be used according to plan regulations.

XIV - Financial Fluctuation Reserve

The financial fluctuation reserve is recognized to prevent possible future deficiencies arising from the mismatch between inflation adjustment index and interest rate guaranteed in mathematical reserves.

XV - Reserve for Surrenders and/or Other Future Policy Benefits

Corresponds to amounts related to surrenders and returns of contributions/premiums and the portability requested which, for any reason, have not yet been transferred.

i.2) Capitalization

The technical reserve of the savings bonds are determined by a percentage applied to amounts received from subscribers, as required under its Actuarial Note for each product and the conditions of each proposal, and updated monthly by the Basic Reference Rate (TR) applied to savings accounts and capitalized at a rate of 0.5 per month and may be redeemed under the conditions described in the title of capitalization. The monetary and interest credited to technical reserve are recorded as financial expenses.

j) Pension Plan

The actuarial liabilities related to pension plans are recorded based on an actuarial study made by independent actuaries, by the end of each period and used in the following period, in accordance with CVM Resolution 371/2000.

Expenses related to sponsors’ contributions to the plans are recognized on the accrual basis.

k) Contingent Assets and Liabilities and Legal Obligations

k.1) Contingent Assets

Contingent assets are not recorded, except when there are real guarantees or unappealable court decisions, for which a favorable outcome is practically certain. Contingent assets whose likelihood of favorable outcome is probable, if any, are only disclosed in the financial statements.

k.2) Contingent Liabilities

Contingent liabilities are recorded based on the nature, complexity and history of lawsuits, and on the opinion of the in-house and outside legal counsel when the risk of loss on the administrative or judicial proceeding is considered as probable and the amounts can be reasonably determined.

k.3) Legal Obligations - Tax and Social Security

Refer to judicial and administrative proceedings related to tax and social security obligations challenging their legality or constitutionality which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts fully recorded in the financial statements.

l) Deferred Income

Refers to income received before the completion of the term of the obligation that gave rise to it, including non-refundable income, mainly related to guarantees and collaterals provided and credit card annual fees. Deferred income is recorded in income over the term of the respective agreements.

m) Income and Social Contribution Taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% (period from January 1st to April 30, 2008) for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation. Deferred tax assets and liabilities are computed basically on certain temporary differences between the book and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

In accordance with the current regulation, the expected realization of the Bank’s tax credits, as shown in Note 12, is based on the projection of future income and a technical study.

n) Impairment Valuation

Nonfinancial Assets are subject to the assessment of recoverable values on an annual or more frequently if conditions or circumstances indicate the possibility of impairment.

5. Cash and Cash Equivalents

	Banco		Consolidated

	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Cash	4.042.335	1.808.244	4.062.582	4.499.411
Interbank Investments	13.632.400	14.720.412	13.625.400	14.720.412
Money Market Investments	10.181.598	12.461.159	10.181.598	12.461.159
Interbank Deposits	25.982	464.183	18.982	464.183
Foreign Currency Investments	3.424.820	1.795.070	3.424.820	1.795.070
Total	17.674.735	16.528.656	17.687.982	19.219.823

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

6. Interbank Investments

	Bank

	September 30, 2009				June 30, 2009

	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total

Money Market Investments	17.031.054	1.767.818	-	18.798.872	21.398.709
Own Portfolio	7.472.845	1.257.476	-	8.730.321	9.259.246
Treasury bills - LFT	1.066.669	-	-	1.066.669	561
National Treasury bills - LTN	780.638	-	-	780.638	1.533.900
National Treasury notes - NTN	5.580.891	1.257.476	-	6.838.367	7.724.785
Securities Issued Abroad By The Brazilian Government	44.647	-	-	44.647	-
Third-party Portfolio	7.361.681	102.078	-	7.463.759	8.838.715
Treasury Bills - LFT	2.333.325	-	-	2.333.325	3.649.991
National Treasury Bills - LTN	794.181	-	-	794.181	4.174.477
National Treasury Notes - NTN	4.234.175	102.078	-	4.336.253	1.014.247
Sold Position	2.196.528	408.264	-	2.604.792	3.300.748
National Treasury Notes - NTN	2.196.528	408.264	-	2.604.792	3.300.748
Interbank Deposits	4.672.078	11.104.489	5.644.334	21.420.901	28.542.777
Foreign Currency Investments	3.424.820	-	352.194	3.777.014	1.999.168
Allowance for Losses	-	-	(200)	(200)	(200)
Total	25.127.952	12.872.307	5.996.328	43.996.587	51.940.454
Current				38.000.259	39.982.714
Long-term				5.996.328	11.957.740

	Consolidated

	September 30, 2009				June 30, 2009

	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total

Money Market Investments	17.031.054	1.767.818	-	18.798.872	21.398.709
Own Portfolio	7.549.180	1.257.476	-	8.806.656	9.312.674
Treasury bills - LFT	1.066.669	-	-	1.066.669	561
National Treasury bills - LTN	856.973	-	-	856.973	1.587.328
National Treasury notes - NTN	5.580.891	1.257.476	-	6.838.367	7.724.785
Securities Issued Abroad By The Brazilian Government	44.647	-	-	44.647	-
Third-party Portfolio	7.285.346	102.078	-	7.387.424	8.785.287
Treasury Bills - LFT	2.333.325	-	-	2.333.325	3.649.991
National Treasury Bills - LTN	717.846	-	-	717.846	4.121.049
National Treasury Notes - NTN	4.234.175	102.078	-	4.336.253	1.014.247
Sold Position	2.196.528	408.264	-	2.604.792	3.300.748
National Treasury Notes - NTN	2.196.528	408.264	-	2.604.792	3.300.748
Interbank Deposits	3.151.642	3.980.545	1.115.989	8.248.176	10.057.702
Foreign Currency Investments	3.424.820	-	352.194	3.777.014	1.999.168
Allowance for Losses	-	-	(200)	(200)	(200)
Total	23.607.516	5.748.363	1.467.983	30.823.862	33.455.379
Current				29.355.879	31.716.974
Long-term				1.467.983	1.738.405

7. Securities and Derivatives

a) Securities

I) By Category
	Bank

	September 30, 2009				June 30, 2009

	Effect of adjustment to fair value on:			Carrying	Carrying

	Cost	Income	Equity	amount	amount

Trading Securities	11.903.704	67.612	-	11.971.316	11.715.778
Government Securities	9.475.336	37.885	-	9.513.221	9.432.678
Private Securities	2.428.368	29.727	-	2.458.095	2.283.100
Available-for-sale Securities	65.149.184	-	283.806	65.432.990	53.957.538
Government Securities	36.200.246	-	297.459	36.497.705	25.508.680
Private Securities	28.948.938	-	(13.653)	28.935.285	28.448.858
Held-to-maturity Securities	819.724	-	-	819.724	928.220
Government Securities	819.724	-	-	819.724	849.716
Private Securities	-	-	-	-	78.504
Total Securities	77.872.612	67.612	283.806	78.224.030	66.601.536
Derivatives (Assets)	4.974.614	795.186	-	5.769.800	5.847.739
Total Securities and Derivatives	82.847.226	862.798	283.806	83.993.830	72.449.275
Current				28.590.058	27.954.439
Long-term				55.403.772	44.494.836
Derivatives (Liabilities)	(4.882.248)	(406.955)	-	(5.289.203)	(4.925.784)
Current				(2.127.214)	(2.332.995)
Long-term				(3.161.989)	(2.592.789)

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	Consolidated

	September 30, 2009				June 30, 2009

	Effect of adjustment to fair value on:			Carrying	Carrying

	Cost	Income	Equity	amount	amount

Trading Securities	25.296.506	73.652	-	25.370.158	10.258.264
Government Securities	10.281.352	43.925	-	10.325.277	9.656.848
Private Securities	2.620.841	29.727	-	2.650.568	601.416
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	12.394.313	-	-	12.394.313	-
Available-for-sale Securities	41.818.355	-	367.717	42.186.072	30.929.517
Government Securities	37.436.943	-	303.790	37.740.733	26.185.254
Private Securities	4.381.412	-	63.927	4.445.339	4.744.263
Held-to-maturity Securities	1.636.563	-	-	1.636.563	928.220
Government Securities	1.636.563	-	-	1.636.563	849.716
Private Securities	-	-	-	-	78.504
Total Securities	68.751.424	73.652	367.717	69.192.793	42.116.001
Derivatives (Assets)	4.968.764	788.657	-	5.757.421	5.834.873
Total Securities and Derivatives	73.720.188	862.309	367.717	74.950.214	47.950.874
Current				42.294.044	26.992.545
Long-term				32.656.170	20.958.329
Derivatives (Liabilities)	(4.876.224)	(407.014)	-	(5.283.238)	(4.920.962)
Current				(2.121.451)	(2.311.771)
Long-term				(3.161.787)	(2.609.191)

II) Trading Securities

	Bank

	September 30, 2009			June 30, 2009

		Adjustment
		to fair value -	Carrying	Carrying
Trading Securities	Cost	income	amount	amount

Government Securities	9.475.336	37.885	9.513.221	9.432.678
Treasury Certificates - CFT	53.014	3.313	56.327	53.949
National Treasury Bills - LTN	2.218.087	(1.655)	2.216.432	2.922.876
Treasury Bills - LFT	944.245	65	944.310	920.437
National Treasury Notes - NTN B	4.905.483	33.172	4.938.655	3.307.361
National Treasury Notes - NTN C	163.695	6.440	170.135	97.283
National Treasury Notes - NTN F	862.841	(2.243)	860.598	1.442.084
Agricultural Debt Securities - TDA	279.239	(1.263)	277.976	267.459
Foreign Government Securities	-	-	-	53.413
Global Bonds	48.732	56	48.788	367.816
Private Securities	2.428.368	29.727	2.458.095	2.283.100
Shares	319.561	25.992	345.553	216.737
Receivables Investment Fund - FIDC (1)	123.370	-	123.370	165.827
Investment Fund Shares in Participation - FIP	75.112	-	75.112	54.053
Investment Fund Shares	3.975	-	3.975	-
Debentures	1.906.350	3.735	1.910.085	1.846.483
Total	11.903.704	67.612	11.971.316	11.715.778

	Bank

	September 30, 2009

Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total

Government Securities	-	2.242.104	1.573.565	4.301.247	1.396.305	9.513.221
Treasury Certificates - CFT	-	-	-	56.327	-	56.327
National Treasury Bills - LTN	-	1.450.241	136.171	630.020	-	2.216.432
Treasury Bills - LFT	-	417.829	10.202	252.248	264.031	944.310
National Treasury Notes - NTN B	-	293.301	1.090.427	2.953.605	601.322	4.938.655
National Treasury Notes - NTN C	-	-	644	108.395	61.096	170.135
National Treasury Notes - NTN F	-	-	225.208	204.250	431.140	860.598
Agricultural Debt Securities - TDA	-	48.330	110.489	96.402	22.755	277.976
Global Bonds	-	32.403	424	-	15.961	48.788
Private Securities	424.640	63.722	42.457	59.466	1.867.810	2.458.095
Shares	345.553	-	-	-	-	345.553
Receivables Investment Fund - FIDC (1)	-	59.657	25.693	3.009	35.011	123.370
Investment Fund Shares in Participation - FIP	75.112	-	-	-	-	75.112
Investment Fund Shares	3.975	-	-	-	-	3.975
Debentures	-	4.065	16.764	56.457	1.832.799	1.910.085
Total	424.640	2.305.826	1.616.022	4.360.713	3.264.115	11.971.316

	Consolidated

	September 30, 2009			June 30, 2009

		Adjustment
		to fair value -	Carrying	Carrying
Trading Securities	Cost	equity	amount	amount

Government Securities	10.281.352	43.925	10.325.277	9.656.848
Treasury Certificates - CFT	53.014	3.313	56.327	53.949
National Treasury Bills - LTN	2.222.628	(1.660)	2.220.968	2.922.876
Treasury Bills - LFT	1.648.473	(97)	1.648.376	1.144.607
National Treasury Notes - NTN B	4.973.750	37.751	5.011.501	3.307.361
National Treasury Notes - NTN C	184.728	8.006	192.734	97.283
National Treasury Notes - NTN F	870.788	(2.181)	868.607	1.442.084
Agricultural Debt Securities - TDA	279.239	(1.263)	277.976	267.459
Foreign Government Securities	-	-	-	53.413
Global Bonds	48.732	56	48.788	367.816
Private Securities	2.620.841	29.727	2.650.568	601.416
Shares	319.561	25.992	345.553	219.289
Receivables Investment Fund - FIDC (1)	123.370	-	123.370	165.827
Real Estate Investment Fund	-	-	-	949
Investment Fund Shares in Participation - FIP	75.112	-	75.112	54.053
Investment Fund Shares	2.005.188	-	2.005.188	80.644
Debentures	97.610	3.735	101.345	80.654
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	12.394.313	-	12.394.313	-
Total	25.296.506	73.652	25.370.158	10.258.264

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	Consolidated

	September 30, 2009

Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total

Government Securities	-	2.249.517	1.851.164	4.646.844	1.577.752	10.325.277
Treasury Certificates - CFT	-	-	-	56.327	-	56.327
National Treasury Bills - LTN	-	1.450.241	136.171	634.556	-	2.220.968
Treasury Bills - LFT	-	425.242	279.792	530.472	412.870	1.648.376
National Treasury Notes - NTN B	-	293.301	1.090.427	3.016.442	611.331	5.011.501
National Treasury Notes - NTN C	-	-	644	108.395	83.695	192.734
National Treasury Notes - NTN F	-	-	233.217	204.250	431.140	868.607
Agricultural Debt Securities - TDA	-	48.330	110.489	96.402	22.755	277.976
Global Bonds	-	32.403	424	-	15.961	48.788
Private Securities	2.425.853	68.794	42.457	59.466	53.998	2.650.568
Shares	345.553	-	-	-	-	345.553
Receivables Investment Fund - FIDC (1)	-	59.657	25.693	3.009	35.011	123.370
Investment Fund Shares in Participation - FIP	75.112	-	-	-	-	75.112
Investment Fund Shares	2.005.188	-	-	-	-	2.005.188
Debentures	-	9.137	16.764	56.457	18.987	101.345
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	12.394.313	-	-	-	-	12.394.313
Total	14.820.166	2.318.311	1.893.621	4.706.310	1.631.750	25.370.158

III) Available-for-sale Securities

	Bank

	September 30, 2009			June 30, 2009

		Adjustment
		to Fair Value -	Carrying	Carrying
Available-for-sale Securities	Cost	Equity	amount	amount

Government Securities	36.200.246	297.459	36.497.705	25.508.680
Treasury Certificates - CFT	75.667	11.135	86.802	83.126
Securitized Credit	989	585	1.574	1.468
National Treasury Bills - LTN	9.318.446	88.885	9.407.331	9.336.289
Treasury Bills - LFT	2.560.706	(59)	2.560.647	2.508.700
National Treasury Notes - NTN A	120.195	(6.624)	113.571	105.790
National Treasury Notes - NTN B	2.038.746	28.146	2.066.892	2.012.251
National Treasury Notes - NTN C	538.482	297.229	835.711	802.031
National Treasury Notes - NTN F	20.906.157	15.802	20.921.959	10.658.671
National Treasury Notes - NTN P	102	(12)	90	88
Agricultural Debt Securities - TDA	-	-	-	266
Foreign Government Securities	270.828	(137.628)	133.200	-
Global Bonds	369.928	-	369.928	-
Private Securities	28.948.938	(13.653)	28.935.285	28.448.858
Shares	709.696	(77.580)	632.116	530.384
Receivables Investment Fund - FIDC (1)	-	-	-	12.926
Real Estate Investment Fund	-	-	-	19.420
Debentures	25.460.368	27.490	25.487.858	24.978.244
Eurobonds	248.216	(18.879)	229.337	194.203
Promissory Notes - NP	1.963.151	13.284	1.976.435	2.112.426
Real Estate Credit Notes - CCI	22.638	2.606	25.244	23.825
Agribusiness Receivables Certificates - CDCA	8.000	(1.468)	6.532	6.451
Certificates of Real Estate Receivables - CRI	536.869	40.894	577.763	570.979
Total	65.149.184	283.806	65.432.990	53.957.538

	Bank

	September 30, 2009

Available-for-sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total

Government Securities	-	273.441	10.697.636	5.406.283	20.120.345	36.497.705
Treasury Certificates - CFT	-	-	-	86.482	320	86.802
Securitized Credit	-	-	-	-	1.574	1.574
National Treasury Bills - LTN	-	-	9.407.331	-	-	9.407.331
Treasury Bills - LFT	-	135.270	-	-	2.425.377	2.560.647
National Treasury Notes - NTN A	-	-	1.900	-	111.671	113.571
National Treasury Notes - NTN B	-	129.492	225.638	114.801	1.596.961	2.066.892
National Treasury Notes - NTN C	-	-	6.211	-	829.500	835.711
National Treasury Notes - NTN F	-	-	1.056.147	4.710.937	15.154.875	20.921.959
National Treasury Notes - NTN P	-	-	-	23	67	90
Foreign Government Securities	-	-	409	132.791	-	133.200
Global Bonds	-	8.679	-	361.249	-	369.928
Private Securities	632.116	988.556	1.259.557	495.289	25.559.767	28.935.285
Shares	632.116	-	-	-	-	632.116
Debentures	-	6.511	145.823	495.289	24.840.235	25.487.858
Eurobonds	-	72.398	37	-	156.902	229.337
Promissory Notes - NP	-	897.116	1.079.319	-	-	1.976.435
Real Estate Credit Notes - CCI	-	-	1.372	-	23.872	25.244
Agribusiness Receivables Certificates - CDCA	-	-	-	-	6.532	6.532
Certificates of Real Estate
Receivables - CRI	-	12.531	33.006	-	532.226	577.763
Total	632.116	1.261.997	11.957.193	5.901.572	45.680.112	65.432.990

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	Consolidated

	September 30, 2009			June 30, 2009

		Adjustment
		to fair value -	Carrying	Carrying
Available-for-sale Securities	Cost	equity	amount	amount

Government Securities	37.436.943	303.790	37.740.733	26.185.254
Treasury Certificates - CFT	75.667	11.135	86.802	83.126
Securitized Credit	989	585	1.574	1.468
National Treasury Bills - LTN	9.456.303	88.837	9.545.140	9.487.238
Treasury Bills - LFT	2.719.656	873	2.720.529	2.674.368
National Treasury Notes - NTN A	120.195	(6.624)	113.571	105.790
National Treasury Notes - NTN B	2.195.693	29.409	2.225.102	2.012.251
National Treasury Notes - NTN C	538.482	297.229	835.711	802.031
National Treasury Notes - NTN F	21.689.100	19.986	21.709.086	10.658.671
National Treasury Notes - NTN P	102	(12)	90	88
Agricultural Debt Securities - TDA	-	-	-	266
Foreign Government Securities	270.828	(137.628)	133.200	-
Global Bonds	369.928	-	369.928	359.957
Private Securities	4.381.412	63.927	4.445.339	4.744.263
Shares	632.116	-	632.116	828.973
Receivables Investment Fund - FIDC (1)	-	-	-	12.926
Real Estate Investment Fund	-	-	-	19.420
Debentures	889.168	27.442	916.610	929.251
Eurobonds	248.216	(18.879)	229.337	194.203
Promissory Notes - NP	1.963.151	13.284	1.976.435	2.112.426
Bank Certificates of Deposits - CDB	81.254	48	81.302	45.809
Real Estate Credit Notes - CCI	22.638	2.606	25.244	23.825
Agribusiness Receivables Certificates - CDCA	8.000	(1.468)	6.532	6.451
Certificates of Real Estate Receivables - CRI	536.869	40.894	577.763	570.979
Total	41.818.355	367.717	42.186.072	30.929.517

	Consolidated

	September 30, 2009

Available-for-sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total

Government Securities	-	308.126	10.720.384	6.003.304	20.708.919	37.740.733
Treasury Certificates - CFT	-	-	-	86.482	320	86.802
Securitized Credit	-	-	-	-	1.574	1.574
National Treasury Bills - LTN	-	27.991	9.419.811	97.338	-	9.545.140
Treasury Bills - LFT	-	141.964	-	4.676	2.573.889	2.720.529
National Treasury Notes - NTN A	-	-	1.900	-	111.671	113.571
National Treasury Notes - NTN B	-	129.492	225.638	130.954	1.739.018	2.225.102
National Treasury Notes - NTN C	-	-	6.211	-	829.500	835.711
National Treasury Notes - NTN F	-	-	1.066.415	5.189.791	15.452.880	21.709.086
National Treasury Notes - NTN P	-	-	-	23	67	90
Foreign Government Securities	-	-	409	132.791	-	133.200
Global Bonds	-	8.679	-	361.249	-	369.928
Private Securities	632.116	1.017.087	1.309.698	496.765	989.673	4.445.339
Shares	632.116	-	-	-	-	632.116
Debentures	-	6.511	147.341	496.765	265.993	916.610
Eurobonds	-	72.398	37	-	156.902	229.337
Promissory Notes - NP	-	897.116	1.079.319	-	-	1.976.435
Bank Certificates of Deposits - CDB	-	28.531	48.623	-	4.148	81.302
Real Estate Credit Notes - CCI	-	-	1.372	-	23.872	25.244
Agribusiness Receivables Certificates - CDCA	-	-	-	-	6.532	6.532
Certificates of Real Estate Receivables - CRI	-	12.531	33.006	-	532.226	577.763
Total	632.116	1.325.213	12.030.082	6.500.069	21.698.592	42.186.072

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction's characteristics, according to accounting standards and practices for evaluating credits.

IV) Held-to-maturity Securities

	Bank

					September 30, 2009

					by Maturity

Held-to-maturity Securities (1)	Cost/Carrying Amount

by Maturity	September 30, 2009	June 30, 2009	Up to 3 months	From 3 to 12 months	Over 3 years	Total

Government Securities	819.724	849.716	2.044	14.095	803.585	819.724
National Treasury Notes - NTN C	806.191	832.696	-	9.686	796.505	806.191
National Treasury Notes - NTN I	13.533	17.020	2.044	4.409	7.080	13.533
Private Securities	-	78.504	-	-	-	-
Credit Linked Notes	-	78.504	-	-	-	-
Total	819.724	928.220	2.044	14.095	803.585	819.724

	Consolidated

					September 30, 2009

					by Maturity

Held-to-maturity Securities (1) (2)	Cost/Carrying Amount

by Maturity	September 30, 2009	June 30, 2009	Up to 3 months	From 3 to 12 months	Over 3 years	Total

Government Securities	1.636.563	849.716	2.355	14.095	1.620.113	1.636.563
National Treasury Notes - NTN B	224.025	-	-	-	224.025	224.025
National Treasury Notes - NTN C	1.398.694	832.696	-	9.686	1.389.008	1.398.694
National Treasury Notes - NTN I	13.533	17.020	2.044	4.409	7.080	13.533
Agricultural Debt Securities - TDA	311	-	311	-	-	311
Private Securities	-	78.504	-	-	-	-
Credit Linked Notes	-	78.504	-	-	-	-
Total	1.636.563	928.220	2.355	14.095	1.620.113	1.636.563

(1) Market value of held-to-maturity securities is R$ 1,300,752 in the Bank and R$1,518,069 in Consolidated (on June 30, 2009 - R$1,248,223 in the Bank and Consolidated).
(2) On September 30, 2009, includes R$816,528 of held-to-maturity securities of Santander Seguros (Note 2).

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

In accordance with Bacen Circular 3068/2001, article 8, Santander has the positive intent and ability to hold to maturity the securities classified as Held-to-Maturity Securities.

The fair value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate, which are considered representative of the market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa). Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

	Bank

	2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

Income From Fixed-income Securities	861.964	1.318.422	2.339.573	2.578.385
Income From Interbank Investments	1.049.267	3.035.905	625.851	1.548.781
Income From Variable-income Securities	314.017	209.168	(109.015)	(35.683)
Other	6.848	23.779	(290.364)	29.304
Total	2.232.096	4.587.274	2.566.045	4.120.787

	Consolidated

	2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

Income From Fixed-income Securities	305.909	654.558	3.369.554	3.432.907
Income From Interbank Investments	738.323	2.509.545	754.511	1.672.183
Income From Variable-income Securities	313.843	250.365	(109.519)	28.462
Other	8.137	34.942	(283.937)	39.388
Total	1.366.212	3.449.410	3.730.609	5.172.940

b) Derivatives

Santander operates according to global policies, classified based on the risk appetite of the Santander Group in Spain, aligned with the objectives in Brazil and worldwide, taking into consideration the guidance of the Board of Directors and in compliance with Bacen regulation and good international practices, to hedge capital and ensure the profitability of business.

Santander’s risk management is guided by principles such as independence and collegiate decisions, and is present in its policies, procedures and goals.

Credit risk is the exposure to losses in the event of default by a counterparty. Credit risk management is intended to provide insight to define strategies and set limits, covering the analysis of exposures and trends, as well as the efficiency of the credit policy.

Operating risk is the probability of financial losses resulting from failures or flaws in people, processes and systems or any other adverse market conditions. Operating risk management and control are intended to ensure the efficiency of the Internal Control system, and prevent, mitigate and reduce risks and losses.

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility. Market risk management uses practices that include measuring and following up on the use of limits previously set in internal committees, the value at risk of portfolios, the sensitivities to fluctuations in interest rates, foreign exchange exposure, liquidity gaps, among other practices that permit monitoring risks that might impact the Bank’s portfolio positions in the different marketplaces where it operates.

In this context, Santander uses derivatives, recorded in balance sheet and memorandum accounts, to minimize the market risks of the Bank’s overall exposure, resulting from its operation.

The fair value of swaps is computed based on the estimated cash flows of each position, discounted to present value according to the applicable interest rate curves, considered as representative of the market conditions at the balance sheet date.

For options, Santander adopts statistical models that consider the volatility of the asset price and interest rates representative of the market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap agreements traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when due to unusual reasons, they do not fairly represent market conditions.

The exposure to credit risk in futures contracts is minimized by daily settlement. Swap agreements are subject to credit risks in the event the counterparty is unable or unwilling to fulfill its contractual obligations.

I) Derivatives recorded in memorandum and balance sheets

	Bank

	September 30, 2009			June 30, 2009

	Trading			Trading

	Notional	Cost	Fair Value	Notional	Cost	Fair Value

Swap		603.016	840.764		710.000	889.037

Asset	94.942.428	15.982.667	15.959.387	93.805.705	13.681.806	13.937.965
CDI (Interbank Deposit Rates) (1)	33.282.426	10.633.715	10.606.401	30.653.948	9.904.028	10.061.751
Fixed Interest Rate - Reais	7.216.321	5.348.952	5.352.986	5.789.531	3.777.778	3.876.214
Indexed to Price and Interest Rates	9.267.772	-	-	9.362.977	-	-
Indexed to Foreign Currency (1)	45.175.909	-	-	47.932.126	-	-
Other Indexes	-	-	-	67.123	-	-
Liabilities	94.339.412	(15.379.651)	(15.118.603)	93.095.705	(12.971.806)	(13.048.928)
CDI (interbank deposit rates)	22.648.711	-	-	20.749.920	-	-
Fixed Interest Rate - Reais	1.867.369	-	-	2.011.753	-	-
Indexed to Price and Interest Rates	13.822.297	(4.554.525)	(4.339.525)	12.273.115	(2.910.138)	(2.884.397)
Indexed to Foreign Currency (1)	55.992.740	(10.816.831)	(10.772.059)	57.878.097	(9.945.971)	(10.077.292)
Other Indexes	8.295	(8.295)	(7.019)	182.820	(115.697)	(87.239)
Options	204.913.712	(356.063)	(298.320)	213.983.642	(470.772)	(518.345)

Purchased Position	99.810.607	634.758	791.499	101.997.748	721.739	755.611
Call Option - Dollar	7.150.969	269.058	182.071	7.224.387	322.763	122.364
Put Option - Dollar	4.771.651	131.078	174.733	5.108.135	118.492	204.285
Call Option - Other (2)	49.838.223	149.663	166.108	46.761.139	175.133	113.782

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

Put Option - Other (2)	38.049.764	84.959	268.587	42.904.087	105.351	315.180
Sold Position	105.103.105	(990.821)	(1.089.819)	111.985.894	(1.192.511)	(1.273.956)
Call Option - Dollar	12.391.547	(455.249)	(244.653)	13.022.974	(575.376)	(450.680)
Put Option - Dollar	9.097.286	(253.157)	(439.878)	9.103.912	(315.613)	(428.384)
Call Option - Other (2)	43.576.445	(185.590)	(181.350)	45.169.834	(191.643)	(119.018)
Put Option - Other (2)	40.037.827	(96.825)	(223.938)	44.689.174	(109.879)	(275.874)
Futures Contracts	38.602.018	-	-	54.262.451	-	-

Purchased Position	14.484.835	-	-	29.617.296	-	-
Exchange Coupon (DDI)	4.962.272	-	-	4.648.590	-	-
Interest Rates (DI1 and DIA)	8.105.518	-	-	23.283.099	-	-
Foreign Currency	1.194.497	-	-	1.676.467	-	-
Indexes (3)	60.130	-	-	9.140	-	-
Treasury Bonds/Notes	162.418	-	-	-	-	-
Sold Position	24.117.183	-	-	24.645.155	-	-
Exchange Coupon (DDI)	2.240.643	-	-	2.621.263	-	-
Interest Rates (DI1 and DIA)	19.593.718	-	-	20.726.627	-	-
Foreign Currency	2.066.181	-	-	1.094.684	-	-
Indexes (3)	39.905	-	-	115.401	-	-
Treasury Bonds/Notes	176.736	-	-	77.147	-	-
Other	-	-	-	10.033	-	-
Forward Contracts and Others	7.940.052	(305.482)	(197.868)	10.771.990	108.667	436.298

Purchased Commitment	3.506.464	(202.305)	(91.968)	4.894.105	(314.250)	67.752
Currencies	3.489.682	(202.305)	(91.968)	4.760.411	(314.250)	67.752
Other	16.782	-	-	133.694	-	-
Sell Commitment	4.433.588	(103.177)	(105.900)	5.877.885	422.917	368.546
Currencies	4.419.873	(103.177)	(105.900)	5.848.898	422.917	368.546
Other	13.715	-	-	28.987	-	-

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	Consolidated

	September 30, 2009			June 30, 2009

	Trading			Trading

	Notional	Cost	Fair Value	Notional	Cost	Fair Value

Swap		597.786	828.946		707.141	876.881

Asset	94.652.120	15.977.437	15.947.549	93.471.244	13.678.947	13.925.809
CDI (Interbank Deposit Rates) (1)	33.274.877	10.903.694	10.876.380	30.646.388	10.220.556	10.378.279
Fixed Interest Rate - Reais	6.933.562	5.073.743	5.071.169	5.462.630	3.458.391	3.547.530
Indexed to Price and Interest Rates	9.267.772	-	-	9.362.977	-	-
Indexed to Foreign Currency (1)	45.175.909	-	-	47.932.126	-	-
Other Indexes	-	-	-	67.123	-	-
Liabilities	94.054.334	(15.379.651)	(15.118.603)	92.764.103	(12.971.806)	(13.048.928)
CDI (interbank deposit rates)	22.371.183	-	-	20.425.832	-	-
Fixed Interest Rate - Reais	1.859.819	-	-	2.004.239	-	-
Indexed to Price and Interest Rates	13.822.297	(4.554.525)	(4.339.525)	12.273.115	(2.910.138)	(2.884.397)
Indexed to Foreign Currency (1)	55.992.740	(10.816.831)	(10.772.059)	57.878.097	(9.945.971)	(10.077.292)
Other Indexes	8.295	(8.295)	(7.019)	182.820	(115.697)	(87.239)
Options	204.815.978	(350.660)	(292.916)	213.880.390	(466.661)	(514.233)

Purchased Position	99.810.607	634.758	791.499	101.997.748	721.739	755.611
Call Option - Dollar	7.150.969	269.058	182.071	7.224.387	322.763	122.364
Put Option - Dollar	4.771.651	131.078	174.733	5.108.135	118.492	204.285
Call Option - Other (2)	49.838.223	149.663	166.108	46.761.139	175.133	113.782
Put Option - Other (2)	38.049.764	84.959	268.587	42.904.087	105.351	315.180
Sold Position	105.005.371	(985.418)	(1.084.415)	111.882.642	(1.188.400)	(1.269.844)
Call Option - Dollar	12.391.547	(455.249)	(244.653)	13.022.974	(575.376)	(450.680)
Put Option - Dollar	9.097.286	(253.157)	(439.878)	9.103.912	(315.613)	(428.384)
Call Option - Other (2)	43.478.711	(180.187)	(175.946)	45.066.582	(187.532)	(114.906)
Put Option - Other (2)	40.037.827	(96.825)	(223.938)	44.689.174	(109.879)	(275.874)
Futures Contracts	38.602.018	-	-	54.262.451	-	-

Purchased Position	14.484.835	-	-	29.617.296	-	-
Exchange Coupon (DDI)	4.962.272	-	-	4.648.590	-	-
Interest Rates (DI1 and DIA)	8.105.518	-	-	23.283.099	-	-
Foreign Currency	1.194.497	-	-	1.676.467	-	-
Indexes (3)	60.130	-	-	9.140	-	-
Treasury Bonds/Notes	162.418	-	-	-	-	-
Sold Position	24.117.183	-	-	24.645.155	-	-
Exchange Coupon (DDI)	2.240.643	-	-	2.621.263	-	-
Interest Rates (DI1 and DIA)	19.593.718	-	-	20.726.627	-	-
Foreign Currency	2.066.181	-	-	1.094.684	-	-
Indexes (3)	39.905	-	-	115.401	-	-
Treasury Bonds/Notes	176.736	-	-	77.147	-	-
Other	-	-	-	10.033	-	-
Forward Contracts and Others	7.940.052	(305.482)	(197.868)	10.771.990	108.667	436.298

Purchased Commitment	3.506.464	(202.305)	(91.968)	4.894.105	(314.250)	67.752
Currencies	3.489.682	(202.305)	(91.968)	4.760.411	(314.250)	67.752
Other	16.782	-	-	133.694	-	-
Sell Commitment	4.433.588	(103.177)	(105.900)	5.877.885	422.917	368.546
Currencies	4.419.873	(103.177)	(105.900)	5.848.898	422.917	368.546
Other	13.715	-	-	28.987	-	-

(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa, S&P indexes.

II) Derivatives by counterparty

	Bank

	Notional

	September 30, 2009				June 30, 2009

		Related	Financial
	Customers	parties	institutions (1)	Total	Total

Swap	49.548.465	20.910.313	24.483.650	94.942.428	93.805.705
Options	6.638.221	1.063.377	197.212.114	204.913.712	213.983.642
Futures Contracts	-	-	38.602.018	38.602.018	54.262.451
Forward Contracts and Others	5.064.963	2.763.085	112.004	7.940.052	10.771.990

	Consolidated

	Notional

	September 30, 2009				June 30, 2009

		Related	Financial
	Customers	parties	institutions (1)	Total	Total

Swap	49.548.465	20.620.005	24.483.650	94.652.120	93.471.244
Options	6.638.221	965.643	197.212.114	204.815.978	213.880.390
Futures Contracts	-	-	38.602.018	38.602.018	54.262.451
Forward Contracts and Others	5.064.963	2.763.085	112.004	7.940.052	10.771.990

(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.

III) Derivatives by maturity

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	Bank

	Notional

	September 30, 2009				June 30, 2009

	Up to 3 months	From 3 to 12 months	Over 12 months	Total	Total

Swap	28.356.604	20.439.724	46.146.100	94.942.428	93.805.705
Options	63.931.933	124.191.868	16.789.911	204.913.712	213.983.642
Futures Contracts	7.047.781	20.928.675	10.625.562	38.602.018	54.262.451
Forward Contracts and Others	3.353.610	3.094.618	1.491.824	7.940.052	10.771.990

	Consolidated

	Notional

	September 30, 2009				June 30, 2009

	Up to 3 months	From 3 to 12 months	Over 12 months	Total	Total

Swap	28.299.193	20.323.967	46.028.960	94.652.120	93.471.244
Options	63.931.933	124.191.868	16.692.177	204.815.978	213.880.390
Futures Contracts	7.047.781	20.928.675	10.625.562	38.602.018	54.262.451
Forward Contracts and Others	3.353.610	3.094.618	1.491.824	7.940.052	10.771.990

IV) Derivatives by trade market

	Bank

	Notional

	September 30, 2009				June 30, 2009

	Exchange (1)	Cetip (2)	Over the counter	Total	Total

Swap	23.509.538	48.170.514	23.262.376	94.942.428	93.805.705
Options	197.094.249	7.582.903	236.560	204.913.712	213.983.642
Futures Contracts	38.602.018	-	-	38.602.018	54.262.451
Forward Contracts	-	5.038.320	2.901.732	7.940.052	10.771.990

	Consolidated

	Notional

	September 30, 2009				June 30, 2009

	Exchange (1)	Cetip (2)	Over the counter	Total	Total

Swap	23.509.538	47.880.206	23.262.376	94.652.120	93.471.244
Options	197.094.249	7.582.903	138.826	204.815.978	213.880.390
Futures Contracts	38.602.018	-	-	38.602.018	54.262.451
Forward Contracts	-	5.038.320	2.901.732	7.940.052	10.771.990

(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate is exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$676,058 of cost (June 30, 2009 - R$580,917) and R$539,736 of fair value (June 30, 2009 - R$579,686) and the credit risk volume transferred corresponds to R$55,188 of cost (June 30, 2009 - R$54,139) and R$54,498 of fair value (June 30, 2009 - R$51,623). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$8,260 (June 30, 2009 - R$6,000).

VI) Derivatives used as Hedge instruments

Derivatives used as hedges by index are as follows:

a) Market risk hedge

	Bank/Consolidated

	September 30, 2009			June 30, 2009

			Adjustment			Adjustment
Hedge instruments	Cost	Fair Value	to Fair value	Cost	Fair Value	to Fair value

Swap Contracts	150.896	136.021	(14.875)	141.431	114.965	(26.466)
Asset	1.361.925	1.373.509	11.584	1.279.770	1.253.304	(26.466)
Interbank Deposit Rates - CDI	971.937	978.762	6.825	1.279.770	1.253.304	(26.466)
Indexed to Foreign Currency	389.988	394.747	4.759	-	-	-
Liabilities	(1.211.029)	(1.237.488)	(26.459)	(1.138.339)	(1.138.339)	-
Indexed to Foreign Currency	(1.154.204)	(1.180.258)	(26.054)	(1.068.631)	(1.068.631)	-
Fixed Interest Rate - Reais	(56.825)	(57.230)	(405)	(69.708)	(69.708)	-
Hedge Object
Credit Portfolio	1.198.146	1.225.219	27.073	1.136.149	1.170.228	34.079
Indexed to Foreign Currency	1.141.332	1.167.989	26.657	1.066.441	1.099.381	32.940
Fixed Interest Rate - Reais	56.814	57.230	416	69.708	70.847	1.139

b) Cash flow hedge

In the Bank and in the Consolidated include cash flow hedge - Future DI, with notional value of R$R$14,986,882 (June 30, 2009 - R$14,674,276), and maturities from January 4, 2010 to January 2, 2012. The mark-to-market effect is recorded in stockholders’ equity and corresponds to a debit of R$341,330 (June 30, 2009 - R$410,498), net of taxes. The curve value and the fair values of transactions classified as hedges, Bank Certificates of Deposit (CDBs), is R$14,998,120 (June 30, 2009 - R$14,917,686).

The effectiveness obtained for the hedge portfolio as of September 30, 2009 and June 30, 2009 is compliant with Bacen's requirements and no ineffective portion was identified to be recorded in income for the period.

VII) Financial Instruments Pledged as Guarantee

The amounts pledged to guarantee BM&FBovespa derivative transactions are comprised of federal government securities in the amount of R$3,026,978 in the Bank and Consolidated (June 30, 2009 - R$3,228,578).

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

VIII) Financial Instruments Recorded in Assets and Liabilities

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Assets
Swap Differentials Receivable (1)	4.587.923	4.343.906	4.575.544	4.331.040
Option Premiums	791.499	755.611	791.499	755.611
Forward Contracts and others	390.378	748.222	390.378	748.222
Total	5.769.800	5.847.739	5.757.421	5.834.873

Liabilities
Swap Differentials Receivable (1)	3.611.138	3.339.904	3.610.577	3.339.194
Option Premiums	1.089.819	1.273.956	1.084.415	1.269.844
Forward Contracts and others	588.246	311.924	588.246	311.924
Total	5.289.203	4.925.784	5.283.238	4.920.962

(1) Includes swap options and credit derivatives.

c) Financial Instruments - Sensitivity Analysis

Banco Santander’s risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Bank business lines and their possible hedges. Accordingly, based on the nature of the Bank’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Bank’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of September 30, 2009.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	Financial Consolidated (1) (2)

Trading Portfolio	September 30, 2009

Risk Factor	Scenario 1	Scenario 2	Scenario 3

Coupon - US dollar	(16.826)	(44.587)	(99.259)
Coupon - Other Currencies	(432)	(4.317)	(21.583)
Fixed Interest Rate - Reais	(5.341)	(53.409)	(267.043)
Shares and Indices	3.548	8.870	17.739
Inflation	(183)	(1.829)	(9.144)
Other	(2)	(24)	(122)
Total	(19.236)	(95.296)	(379.412)

(1) Amounts calculated based on the consolidated information of the financial institutions (financial group).
(2) Amounts net of taxes.

The following chart summarizes the sensitivity values generated by the Bank corporate systems referring to the banking portfolio, for each of the portfolio scenarios as of September 30, 2009.

	Financial Consolidated (1) (2) (3)

Portfolio Banking	September 30, 2009

Risk Factor	Scenario 1	Scenario 2	Scenario 3

Coupon - US dollar	(5.973)	(59.729)	(298.645)
TR and TJLP	(8.672)	(86.716)	(433.578)
Fixed Interest Rate - Reais	(18.461)	(184.613)	(923.065)
Inflation	(6.334)	(63.337)	(316.685)
Total	(39.440)	(394.395)	(1.971.973)

(1) Amounts calculated based on the consolidated information of the financial institutions (financial group).
(2) Capital market value was calculated with 1.5 year maturity.
(3) Amounts net of taxes.

Scenarios 2 and 3 above consider the deterioration situations established in CVM Instruction 475, of December 17, 2008, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in our daily reports and corresponds to a shock of 10 base points on the foreign currencies coupon curves, plus a shock of 10% on the currency and stock market spot positions, and a shock above ten base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock of 100 base points on the foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions, and a shock of 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock of 500 base points on the foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions, and a shock of 500 base points on the volatility surface of currencies usedto price options.

US dollar coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other currencies coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR (referential rate) and TJLP (long-term interest rate): all products with price changes tied to changes in the TR and TJLP.

Fixed rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian reais.

Equities and indices: stock market indices, shares and options tied to share indices or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

8. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities).

9. Credit Portfolio and Allowance for Losses

a) Credit Portfolio

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Lending operations	101.640.799	102.245.727	112.330.353	112.767.867
Loans and Discounted Receivables	67.087.020	69.092.946	67.140.615	69.149.358
Financing	20.768.239	19.805.477	31.402.981	30.271.068
Rural, Agricultural and Industrial Financing	5.211.291	5.369.043	5.211.291	5.369.126
Real Estate Financing	8.572.393	7.975.055	8.573.610	7.975.109
Infrastructure and Development Financing	1.856	3.206	1.856	3.206
Leasing operations	712.433	766.501	14.047.309	13.758.905
Advances on foreign exchange contracts (1)	2.281.295	3.439.536	2.281.295	3.439.536
Other receivables (2)	6.147.950	5.988.767	7.584.811	7.301.935
Total	110.782.477	112.440.531	136.243.768	137.268.243
Current	55.204.670	67.870.798	67.472.767	80.023.327
Long-term	55.577.807	44.569.733	68.771.001	57.244.916

(1) Classified as a reduction of “Other payables”.
(2) Include receivables for guarantees honored, debtors for purchase of assets, notes and credits receivable (basically credit cards and rural product notes - CPR), income receivable from advances on foreign exchange contracts, and receivables from export contracts.

b) Credit Portfolio by Maturity

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Overdue	7.665.193	7.414.816	8.153.067	7.945.139
Due to:
Up to 3 Moths	22.635.679	35.297.118	26.771.176	39.419.479
From 3 to 12 Months	32.568.991	32.573.680	40.701.591	40.603.848
Over 12 Months	47.912.614	37.154.917	60.617.934	49.299.777
Total	110.782.477	112.440.531	136.243.768	137.268.243

c) Lease Portfolio at Present Value

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Lease Receivables (1)	364.009	397.772	10.895.633	10.013.223
Unearned Income on Lease	(360.367)	(394.427)	(10.593.092)	(9.733.769)
Unrealized Residual Values (1) (2)	1.107.221	1.137.264	9.356.355	9.879.803
Offsetting Residual Values	(1.107.221)	(1.137.264)	(9.356.355)	(9.879.803)
Leased Property and Equipment	1.186.454	1.212.480	24.298.447	23.253.021
Accumulated Depreciation	(377.284)	(301.639)	(8.951.104)	(7.803.454)
Excess Depreciation	412.088	335.115	7.919.351	6.896.758
Losses on Unamortized Lease	-	-	143.643	137.914
Advances for Guaranteed Residual Value	(512.467)	(482.800)	(9.716.316)	(9.042.749)
Other Assets	-	-	50.747	37.961
Total	712.433	766.501	14.047.309	13.758.905

(1) Gross investment in lease transactions is R$1,471,230 in the Bank and R$20,251,988 in the Consolidated (on June 30, 2009 - R$1,535,036 in the Bank and R$19,893,026 in Consolidated).
(2) Guaranteed residual value of lease agreements.

Unrealized Financial Income is R$758,797 in the Bank and R$9,204,679 in Consolidated (on June 30, 2009 - R$768,535 in the Bank and R$6,134,121 in Consolidated).

As of September 30, 2009, there were no individually relevant agreements.

Report per Lease Portfolio Maturity at Present Value

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Overdue	16.956	12.108	229.549	199.258
Due to:
Up to 1 year	221.669	224.837	5.888.634	5.629.657
From 1 to 5 years	473.266	526.760	7.923.132	7.917.693
Over 5 years	542	2.796	5.994	12.297
Total	712.433	766.501	14.047.309	13.758.905

d) Credit Portfolio by Business Sector

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Private Sector	110.513.412	112.141.603	135.972.855	136.972.362
Industrial	25.767.974	27.989.066	26.740.555	29.070.560
Commercial	9.988.676	10.692.402	11.515.191	12.356.537
Financial Institutions	242.429	362.706	244.300	364.873
Services and Other	27.311.679	26.360.721	30.033.847	29.060.048
Individuals	41.992.518	41.369.109	62.228.826	60.752.662
Credit Cards	7.448.114	7.106.616	7.448.114	7.106.616
Mortgage Loans	4.987.281	4.794.672	4.987.281	4.794.672
Payroll Loans	7.648.161	7.310.572	7.648.161	7.310.572
Other(1)	21.908.962	22.157.249	42.145.270	41.540.802
Rural	5.210.136	5.367.599	5.210.136	5.367.682
Public sector	269.065	298.928	270.913	295.881
Federal	102.715	106.854	102.715	106.867
State	153.813	177.766	153.813	177.766
Municipal	12.537	14.308	14.385	11.248
Total	110.782.477	112.440.531	136.243.768	137.268.243

(1) Includes Lease/ Financing of vehicles and other consumer credit products.

e) Classification of Credit Portfolio by Risk Level and Respective Allowance for Loan Losses

	Bank

	Minimum Allowance Required (%)	Credit Portfolio

		September 30, 2009			June 30, 2009		Allowance Required

Risk level		Current	Past due (1)	Total	Total	September 30, 2009	June 30, 2009

AA	-	39.561.993	-	39.561.993	41.509.087	-	-
A	0,5%	49.110.045	-	49.110.045	48.517.975	245.550	242.590
B	1%	3.470.040	1.572.228	5.042.268	5.687.779	50.423	56.878
C	3%	3.431.129	2.656.450	6.087.579	6.386.644	182.627	191.599
D	10%	631.447	1.483.649	2.115.096	2.152.617	211.510	215.262
E	30%	279.986	1.098.530	1.378.516	1.616.033	413.555	484.810
F	50%	96.674	1.308.720	1.405.394	1.574.299	702.697	787.150
G	70%	20.518	998.331	1.018.849	942.430	713.194	659.701
H	100%	184.205	4.878.532	5.062.737	4.053.667	5.062.737	4.053.667
Total		96.786.037	13.996.440	110.782.477	112.440.531	7.582.293	6.691.657
Additional Provision (2)						992.908	316.793
Total Provision						8.575.201	7.008.450

	Consolidated

	Minimum Allowance Required (%)	Credit Portfolio

		September 30, 2009			June 30, 2009		Allowance Required

Risk level		Current	Past due (1)	Total	Total	September 30, 2009	June 30, 2009

AA	-	40.782.165	-	40.782.165	42.993.486	-	-
A	0,5%	68.148.537	-	68.148.537	66.954.597	340.743	334.773
B	1%	4.076.477	2.664.537	6.741.014	7.569.676	67.410	75.697
C	3%	4.534.549	3.578.483	8.113.032	7.829.187	243.391	234.876
D	10%	616.217	1.819.162	2.435.379	2.512.974	243.538	251.297
E	30%	294.076	1.328.451	1.622.527	1.861.425	486.758	558.428
F	50%	198.529	1.479.780	1.678.309	1.898.043	839.155	949.021
G	70%	21.446	1.133.681	1.155.127	1.081.783	808.589	757.248
H	100%	189.864	5.377.814	5.567.678	4.567.072	5.567.678	4.567.072
Total		118.861.860	17.381.908	136.243.768	137.268.243	8.597.262	7.728.412
Additional Provision (2)						1.054.503	485.138
Total Provision						9.651.765	8.213.550

(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on Management’s risk assessment, the expected realization of the loan portfolio, and the current regulatory requirements.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

f) Changes in Allowance for Loan Losses

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Balance as of December 31	2.636.484	1.797.422	7.094.232	1.805.873
Merger/Acquired Companies (Note 2)	3.741.033	-	-	3.747.510
Allowances Recognized	6.209.072	2.018.691	7.875.127	2.262.688
Write-offs	(4.011.388)	(1.484.126)	(5.317.594)	(1.728.231)
Other Changes	-	79	-	79
Balance as of September 30 (1)	8.575.201	2.332.066	9.651.765	6.087.919
Current	1.486.601	276.016	1.763.064	1.479.492
Long-term	7.088.600	2.056.050	7.888.701	4.608.427
Recoveries (2)	289.776	141.478	462.864	188.909

(1) Includes reserves for lease portfolio: R$45,642, in the Bank, and R$598,995 in Consolidated.
(2) Recorded as Financial Income under: Lending operations and Leasing operations. Includes results from the assignment of receivables without coobligation related to operations previously written-off as losses, amounting to R$9,028 (September 30, 2008 - R$31,545), in the Bank and consolidated.

10. Foreign Exchange Portfolio

	Bank/Consolidated

	September 30, 2009	June 30, 2009

Assets
Rights to Foreign Exchange Sold	16.795.654	19.591.303
Exchange Purchased Pending Settlement	17.276.381	20.819.211
Advances in Local Currency	(246.761)	(232.525)
Income Receivable from Advances and Importing Financing	99.623	140.455
Others	5.794	587
Total	33.930.691	40.319.031
Current	33.051.852	31.495.994
Long-term	878.839	8.823.037

Liabilities
Exchange Sold Pending Settlement	16.965.799	18.276.908
Foreign Exchange Purchased	17.116.849	22.177.812
Advances on Foreign Exchange Contracts	(2.281.295)	(3.439.536)
Advances on Foreign Exchange Contracts - Financial Institutions	(89.650)	(97.150)
Others	9.714	11.048
Total	31.721.417	36.929.082
Current	31.027.280	28.329.273
Long-term	694.137	8.599.809

Memorandum accounts
Open Import Credits	631.440	386.612
Confirmed Export Credits	35.060	34.534

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

11. Trading Account

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Assets
Transactions Pending Settlement	237.471	113.336	237.471	118.020
Debtors Pending Settlement	37.151	1.205	335.541	876.598
Stock Exchanges - Guarantee Deposits	77.639	86.350	77.639	86.350
Clearinghouse Transactions	-	-	7.090	9.564
Other	83	83	83	83
Total	352.344	200.974	657.824	1.090.615
Current	352.344	200.974	657.824	1.090.615

Liabilities
Transactions Pending Settlement	272.038	116.720	307.774	119.222
Creditors Pending Settlement	32.476	13.097	251.496	407.776
Creditors for Loan of Shares	48.268	26.240	48.268	26.240
Clearinghouse Transactions	-	-	52.483	342.334
Commissions and Brokerage Fees Payable	1.411	1.616	3.971	4.202
Other	-	-	940	-
Total	354.193	157.673	664.932	899.774
Current	329.344	157.183	594.597	873.205
Long-term	24.849	490	70.335	26.569

12. Tax Credits

a) Nature and Origin of Recorded Tax Credits

	Bank

	December 31, 2008	Merger (3)	Recognition	Realization	September 30, 2009

Allowance for Loan Losses	1.082.645	2.352.378	2.301.332	(1.603.535)	4.132.820
Reserve for Civil Contingencies	93.782	303.320	251.919	(3.628)	645.393
Reserve for Tax Contingencies	503.001	415.213	408.130	(394)	1.325.950
Reserve for Labor Contingencies	466.961	385.621	514.367	(364.948)	1.002.001
Amortized Goodwill	228.343	331.587	178.666	(312.786)	425.810
Reserve for Maintenance of Stockholders’ Equity Integrity	34.902	-	-	(33.424)	1.478
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1.387.150	177.995	-	(753.139)	812.006
Accrual for Pension Plan	68.293	48.642	13.285	(20.061)	110.159
Adjustment to Fair Value of Available-for-sale Securities (1)	76.281	221.874	42.100	(63.390)	276.865
Deferred Income From Derivatives (1)	135.193	528.154	202.963	(120.057)	746.253
Other Temporary Provisions	819.916	512.841	1.525.946	(647.292)	2.211.411
Total Tax Credits on Temporary Differences	4.896.467	5.277.625	5.438.708	(3.922.654)	11.690.146
Tax Loss Carryforwards	517.696	12.361	-	(349.110)	180.947
Social Contribution Tax - Executive Act No. 2158/2001	810.209	92.916	(2.395)	-	900.730
Total Tax Credits	6.224.372	5.382.902	5.436.313	(4.271.764)	12.771.823
Unrecorded Tax Credits(2)	(762.320)	(673.918)	(14.601)	37.301	(1.413.538)
Subtotal - Recorded Tax Credits	5.462.052	4.708.984	5.421.712	(4.234.463)	11.358.285
Current	2.295.074				4.679.341
Long-term	3.166.978				6.678.944

	Consolidated

		Merger/
		Acquisition/
	December 31, 2008	Disposal (3)	Recognition	Realization	September 30, 2009

Allowance for Loan Losses	4.030.191	4.719	2.819.547	(2.036.988)	4.817.469
Reserve for Civil Contingencies	409.504	6.456	288.202	(20.425)	683.737
Reserve for Tax Contingencies	1.094.630	(6.092)	551.146	(23.651)	1.616.033
Reserve for Labor Contingencies	869.388	4.112	546.400	(379.836)	1.040.064
Amortized Goodwill	561.916	12.967	190.568	(314.772)	450.679
Reserve for Maintenance of Stockholders’ Equity Integrity	34.902	-	-	(33.424)	1.478
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1.639.676	27	977	(825.603)	815.077
Accrual for Pension Plan	100.409	-	29.811	(20.061)	110.159
Adjustment to Fair Value of Available-for-sale Securities (1)	212.888	(2.503)	162.501	(94.360)	278.526
Deferred Income From Derivatives (1)	822.649	-	202.963	(279.359)	746.253
Other Temporary Provisions	1.432.792	9.629	1.603.217	(767.528)	2.278.110
Total Tax Credits on Temporary Differences	11.208.945	29.315	6.395.332	(4.796.007)	12.837.585
Tax Loss Carryforwards	1.470.192	(330)	596.417	(365.232)	1.701.047
Social Contribution Tax - Executive Act No. 2158/2001	917.581	-	(2.349)	-	915.232
Total Tax Credits	13.596.718	28.985	6.989.400	(5.161.239)	15.453.864
Unrecorded Tax Credits(2)	(1.601.626)	(4.912)	(42.606)	64.601	(1.584.543)
Subtotal - Recorded Tax Credits	11.995.092	24.073	6.946.794	(5.096.638)	13.869.321
Current	4.700.703				5.181.511
Long-term	7.294.389				8.687.810

(1) Includes Tax Credits IRPJ, CSLL, Pis and Cofins.
(2) Includes the unrecorded tax credit related to the increase in social contribution tax rate for financial institutions from 9% to 15%. The social contribution tax amount related to the tax rate increase is accrued in Other payables - tax and social security (note 20).

(3) Merger/Acquisition/Disposal of companies (Note 16).

b) Expected Realization of Recorded Tax Credits

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	Bank

	September 30, 2009

	Temporary Differences			Tax Loss Carryforwards	CSLL 18%

Year	IRPJ	CSLL	PIS/Cofins			Total	Recorded

2009	741.374	438.933	21.730	-	-	1.202.037	1.198.330
2010	3.135.671	1.677.505	86.921	-	-	4.900.097	4.641.348
2011	1.786.734	1.043.420	66.632	-	42.166	2.938.952	2.645.310
2012	1.100.292	640.279	5.767	-	30.594	1.776.932	1.272.532
2013	303.149	173.273	5.767	31.518	59.512	573.219	406.758
2014 to 2016	251.657	125.309	4.325	149.429	768.458	1.299.178	1.175.618
2017 to 2018	30.979	14.767	-	-	-	45.746	18.389
2019 to 2021	9.508	218	-	-	-	9.726	-
2022 to 2023	6.339	145	-	-	-	6.484	-
After 2023	19.016	436	-	-	-	19.452	-
Total	7.384.719	4.114.285	191.142	180.947	900.730	12.771.823	11.358.285

	Consolidated

	September 30, 2009

	Temporary Differences			Tax Loss Carryforwards	CSLL 18%

Year	IRPJ	CSLL	PIS/Cofins			Total	Recorded

2009	791.288	469.596	21.779	56.720	949	1.340.332	1.336.162
2010	3.400.294	1.812.146	87.116	91.876	3.849	5.395.281	5.127.132
2011	1.967.875	1.153.652	66.787	109.765	48.453	3.346.532	3.026.812
2012	1.231.402	721.081	5.801	236.148	34.011	2.228.443	1.681.729
2013	348.055	195.616	5.801	495.677	59.512	1.104.661	873.500
2014 to 2016	313.096	156.577	4.351	710.861	768.458	1.953.343	1.803.265
2017 to 2018	33.441	16.169	-	-	-	49.610	20.721
2019 to 2021	9.508	218	-	-	-	9.726	-
2022 to 2023	6.339	145	-	-	-	6.484	-
After 2023	19.016	436	-	-	-	19.452	-
Total	8.120.314	4.525.636	191.635	1.701.047	915.232	15.453.864	13.869.321

Due to differences between accounting, tax and corporate criteria, expected realization of tax credits should not be taken as indicative of future net income.

c) Present value of deferred tax credits

The total present value of tax credits is R$10,920,506 (June 30, 2009 - R$9,829,925) - Bank and R$13,021,519 (June 30, 2009 - R$11.903.900) - Consolidated and the present value of recorded tax credits is R$9,802,224 (June 30, 2009 - R$8,710,081) - Bank and R$11,773,658 (June 30, 2009 - R$10,646,238) - Consolidated. The present value was calculated taking into account the expected realization of temporary differences, tax loss carryforwards, and social contribution tax at the rate of 18% (Executive Act No. 2.158/2001) and the average funding rate projected for the corresponding periods.

13. Other Receivables - Other

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Credit Cards	5.045.839	4.870.774	5.045.768	4.870.774
Escrow Deposits for:
Tax Claims	3.133.487	3.044.196	3.920.270	3.730.239
Labor Claims	2.038.763	1.783.240	2.093.004	1.877.534
Other	454.809	609.609	533.369	687.505
Contract Guarantees - Former Controlling Stockholders (Note 23.h)	558.649	567.719	561.741	567.719
Recoverable Taxes	1.058.208	730.833	1.494.276	1.204.641
Receivables	694.406	667.083	2.126.232	1.956.468
Receivables from Export Contracts	37.048	15.329	37.048	15.329
Reimbursable Payments	298.825	234.932	310.609	242.052
Rural Product Notes	159.952	199.787	159.952	199.787
Salary Advances/Other	900.197	949.510	906.436	955.640
Debtors for Purchase of Assets	93.529	83.386	98.635	107.169
Receivable from Affiliates	832.230	300.110	529.120	243.717
Other (1)	642.015	2.288.634	708.666	2.388.642
Total	15.947.957	16.345.142	18.525.126	19.047.216
Current	7.526.851	8.550.665	8.991.939	10.210.765
Long-term	8.421.106	7.794.477	9.533.187	8.836.451

(1) In 2009, includes R$1,086 million in the bank and R$1,236 million in the Consolidated of receivables related to the sale of investment in the Companhia Brasileira de Meios de Pagamento - Visanet (Note 16), with financial settlement on July 1,2009.

14. Other Assets

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Assets Not in Use (1)	262.468	248.299	264.998	269.947
Materials in Inventory	7.999	9.995	8.576	10.371
Total	270.467	258.294	273.574	280.318
(Allowance for Valuation)	(230.336)	(216.167)	(232.576)	(237.541)
Total	40.131	42.127	40.998	42.777
Current	40.131	42.127	40.998	42.777

(1) Refer mainly to repossessed assets, consisting basically of properties and vehicles received as payment in kind.

15. Foreign Branches

The financial position of the Foreign Branches (Grand Cayman and Tokyo), converted at the exchange rate prevailing at the balance sheet date and included in the individual (Bank) and consolidated financial statements can be summarized as follows:

	September 30, 2009	June 30, 2009

Assets	26.668.587	24.141.974
Current and Long-term Assets	26.628.244	24.101.701
Cash	158.046	317.024
Interbank Investments	4.424.065	2.695.792
Securities and Derivatives	9.674.363	10.253.942
Lending Operations	5.932.848	4.479.616
Foreign Exchange Portfolio	5.943.387	5.880.101
Other Assets	495.535	475.226
Permanent Assets	40.343	40.273
Liabilities	26.668.587	24.141.974

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

Current and Long-term Liabilities	21.628.164	18.636.875
Money Market Funding	4.164.323	1.440.681
Funds from Acceptance and Issuance of Securities	1.325.814	1.423.645
Borrowings and Onlendings	6.130.630	5.883.914
Subordinated Debt	891.199	978.158
Foreign Exchange Portfolio	6.189.951	6.041.797
Other Payables (1)	2.926.247	2.868.680
Deferred Income	32.215	2.054
Stockholders' Equity	5.008.208	5.503.045
Income for the period ended September 30, 2009 was R$524,365 in the accumulated and R$150,879 for the quarter (in 2008 - income of R$96,553 in the accumulated and loss of R$9,455 for the quarter).

(1) At Santander Grand Cayman Branch include Sale of right to receipt of future flow of payment orders from abroad (Note 22).

The transactions of Banco Real Grand Cayman Branch were transferred to Santander Grand Cayman Branch on April 30, 2009.

16. Investments in Affiliates and Subsidiaries

		September 30, 2009

		Number of Shares (in thousands)			Participation %

Investments - Direct and Indirect Ownership	Activity	Common Shares and Quotas	Preferred	Bank	Consolidated

Controlled by Banco Santander
Santander Seguros (1) (11)	Insurance and Pension Plan	5.625.785	5.625.403	100,00%	100,00%
Santander Brasil Arrendamento Mercantil S.A. (SB Leasing)	Leasing	86.984	-	99,99%	99,99%
Santander S.A. - Corretora de Câmbio e Títulos (Santander CCT)	Broker	22.671.025	14.361.773	99,99%	100,00%
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (SB Asset) (11)	Asset Manager	4.839.546	-	100,00%	100,00%
Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander Asset)	Asset Manager	68.000	-	99,99%	100,00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)	Buying Club	3.000	-	100,00%	100,00%
Banco Bandepe S.A. (Banco Bandepe) (2) (8)	Bank	2.183.667.026	-	100,00%	100,00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) (2) (14)	Leasing	10.525.966	-	77,52%	100,00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) (2)	Financial Companies	287.148.050	-	100,00%	100,00%
Santander Brasil Administradora de Consórcios Ltda. (SB Consórcios) (2) (12)	Buying Club	4.810	-	100,00%	100,00%
Real Microcrédito Assessoria Financeira S.A. (Microcrédito) (2)	Microcredit	43.129.918	-	100,00%	100,00%
Advisory (2) (5)	Other Activities	446	-	100,00%	100,00%
Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários (Cia Brasil DTVM) (2)	Dealer	67	-	100,00%	100,00%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Leasing) (6) (13)	Leasing	63	31	39,88%	39,88%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (RCI Brasil) (7) (13)	Financial Companies	1	1	39,64%	39,64%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) (13)	Broker	1.400.000	1.400.000	100,00%	100,00%
Agropecuária Tapirapé S.A. (10) (13)	Other Activities	199.729	379.265	99,07%	99,07%
Real CHP S.A. (13)	Holding	506	-	92,78%	92,78%
Real Argentina S.A. (2)	Other Activities	445	-	98,99%	98,99%
REB Empreendimentos e Administradora de Bens S.A. (REB) (2)	Other Activities	437.530	-	100,00%	100,00%
Webmotors S.A. (2)	Other Activities	348.253.362	17.929.313	100,00%	100,00%
Controlled by Santander Seguros (1) (11)
Santander Brasil Seguros S.A. (SB Seguros)	Insurance	70.283	-	0,00%	100,00%
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64.615	-	0,00%	100,00%
Controlled by Advisory
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (10) (13)	Insurance Broker	50.425.267	-	0,00%	100,00%
Real Corretora de Seguros S.A. (Real Corretora) (2) (15)	Insurance Broker	9	-	0,00%	100,00%
Controlled by Cia Brasil DTVM
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities)	Broker	344.283	77.225	0,00%	100,00%

Jointly Controlled Companies
Celta Holding S.A.	Holding	260	-	26,00%	26,00%
Araguari Real Estate Holding LLC	Holding	43.164	-	50,00%	50,00%
Cibrasec Companhia de Securitização (2)	Securitization	9	-	13,64%	13,64%
Norchem Participações e Consultoria S.A. (10) (13)	Other Activities	950	-	50,00%	50,00%
Estruturadora Brasileira de Projetos S.A. - EBP (EPB)	Other Activities	1.599	-	11,11%	11,11%

Affiliate
Norchem Holding e Negócios S.A. (10) (13)	Other Activities	1.679	-	21,75%	21,75%

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	September 30, 2009		2009		Investment Value

	Adjusted Shareholders' Equity	Adjusted Net Income (Loss)

		Third Quarter	Accumulated as of September 30	September 30, 2009	June 30, 2009

Controlled by Banco Santander
Santander Seguros (1) (11)	2.305.190	78.808	78.808	2.305.190	-
SB Leasing	546.275	10.724	20.482	546.275	535.549
Santander CCT	227.827	14.890	32.155	227.827	210.996
Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários (SB CTVM) (16)	-	9	(75)	-	932
SB Asset (11)	84.687	5.321	5.321	84.687	-
Santander Asset	133.942	10.626	30.077	133.942	123.316
Santander Participações (13)	-	-	355.444	-	979.758
Santander Consórcios	3.732	60	96	3.732	3.672
AA Cartões (13)	-	-	13.534	-	279.162
Banco Bandepe (2) (8)	3.911.889	108.035	243.013	3.911.889	3.803.908
ABN AMRO Arrendamento Mercantil S.A. (ABN Leasing) (2) (17)	-	-	23.268	-	610.545
Santander Leasing (2) (14)	10.844.749	274.636	666.971	8.406.866	7.609.520
Aymoré CFI (2)	659.837	30.011	36.894	659.837	629.825
SB Consórcios (2) (12)	82.332	9.756	27.877	82.332	72.572
Real Corretora (2) (15)	-	-	-	-	47.499
Microcrédito (2)	8.819	(245)	2.256	8.819	9.063
Advisory (2) (5)	123.560	5.323	5.393	123.560	1.325
Cia Brasil DTVM (2)	76.765	1.058	673	76.765	75.707
Real Argentina S.A. (2)	127	(18)	(51)	125	-
REB (2)	1.903	238	23.525	1.903	23.787
Webmotors S.A. (2)	38.406	1.617	9.276	38.406	36.790
BCIS (2) (13)	-	-	95.156	-	2.043.237
RCI Leasing (6) (13)	474.266	8.837	25.259	189.148	-
RCI Brasil (7) (13)	252.427	11.850	38.556	100.060	-
Santander CCVM (13)	40.971	(187)	2.133	40.971	-
Real CHP S.A. (13)	4.237	892	2.836	3.931	-
Agropecuária Tapirapé S.A. (13)	6.725	101	283	6.662	-
Controlled by Santander Seguros (1) (11)
SB Seguros	143.779	3.670	3.670	-	-
Santander Capitalização	383.441	34.115	34.115	-	-
Controlled by Advisory
Santander Serviços (10) (13)	66.083	(3.330)	10.832	-	-
Real Corretora (2) (15)	56.147	8.648	39.045	-	-
Controlled by Cia Brasil DTVM
Santander Securities	65.839	848	3.037	-	-
Jointly Controlled Companies
Companhia Brasileira de Meios de Pagamentos - Visanet (Visanet) (4)	-	-	698.013	-	7.578
Celta Holding S.A.	252.851	(545)	16.919	65.740	65.886
Araguari Real Estate Holding LLC	195.468	-	-	97.734	103.415
TecBan - Tecnologia Bancária S.A. (TecBan) (18)	-	-	1.194	-	28.794
Companhia Brasileira de Soluções e Serviços - CBSS (CBSS) (18)	-	-	32.133	-	15.099
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (2)	71.522	(5.232)	613	9.753	6.977
Norchem Participações e Consultoria S.A. (10) (13)	58.758	3.793	3.516	29.379	-
EBP	10.431	(3.248)	(3.513)	1.159	-
Affiliate
Norchem Holding e Negócios S.A. (10) (13)	103.824	5.178	5.766	22.582	-
Total Investments - Bank				17.179.274	17.324.912
Affiliate
Norchem Holding e Negócios S.A .(10) (13)				22.582	21.314
Companhia Brasileira de Meios de Pagamentos - Visanet (Visanet) (4)				-	48.197
Other				391	2.017
Total Investment - Consolidated				22.973	71.528

	Results on Investments in Affiliates and Subsidiaries

	2009		2008

	Third	Accumulated as of	Third	Accumulated as of
	Quarter	September 30	Quarter	September 30

Controlled by Banco Santander
Santander Seguros (1) (11)	78.808	78.808	-	-
Banco Real (3)	-	258.061	217.015	217.015
AAB Dois Par (1) (2)	-	-	17.986	17.986
SB Leasing	10.724	20.482	11.789	39.479
Santander CCT	14.015	31.280	15.120	41.734
SB CCVM (16)	14	(70)	(2.308)	8.575
SB Asset (11)	5.321	5.321	-	-
Santander Asset	10.626	30.077	12.028	30.477
Santander Participações (13)	-	258.895	36.540	122.962
Santander Consórcios	62	96	74	102
AA Cartões (13)	-	12.603	-	-
Banco Bandepe (2) (8)	108.035	183.178	-	-
ABN Leasing (2) (17)	21.328	31.562	-	-
Santander Leasing (2) (14)	165.474	348.248	-	-
Aymoré CFI (2)	30.011	95.337	-	-
SB Consórcios (2) (12)	9.759	18.697	-	-
Real Corretora de Seguros S.A. (2) (15)	-	12.383	-	-

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

Microcrédito (2)	(245)	1.389	-	-
Advisory (2) (5)	5.322	5.323	-	-
Cia Brasil DTVM (2)	1.058	2.086	-	-
Real Argentina (2)	(78)	(101)	-	-
REB (2)	238	772	-	-
Webmotors S.A. (2)	1.617	4.969	-	-
BCIS (2) (13)	58	758	-	-
RCI Leasing (6) (13)	3.524	3.524	-	-
RCI Brasil (7) (13)	4.697	4.697	-	-
Santander CCVM (13)	682	682	-	-
Sudameris DTVM (3)	2	2	-	-
Real CHP S.A. (15)	827	827	-	-
EBP	(95)	(95)	-	-
Real Seguros Vida e Previdência S.A.(RSVP) (1)	-	8.766	-	-
Produban Informática (9)	-	-	-	(449)
Santander Serviços (10) (13)	-	-	-	5.071
Norchem Participações e Consultoria S.A. (10) (13)	2.035	2.035	-	825
Agropecuária Tapirapé S.A. (10) (13)	100	100	-	85
Jointly-owned Subsidiaries and Associates
Visanet (4)	19.030	34.625	-	-
Celta Holding S.A.	(146)	(3.096)	-	-
TecBan (18)	319	445	-	-
CBSS (18)	2.486	5.843	-	-
Cibrasec (2)	(713)	(461)	-	-
AAB Dois Par (1) (2)	-	126.442	-	-
Diamond Finance Promotora de Vendas (19)	-	31	-	-
Norchem Holding e Negócios S.A . (10) (13)	1.268	1.268	-	420
Results on Investments in Affiliates and Subsidiaries - Bank Jointly-owned Subsidiaries and Associates	496.163	1.585.789	308.244	484.282
AAB Dois Par (1) (2)	-	126.442	-	-
RSVP (1)	-	8.766	-	-
Visanet (4)	19.029	30.507	-	-
Norchem Holding e Negócios S.A . (10) (13)	1.140	1.268	567	1.384
Other	(524)	244	1.999	1.999
Results on Investments in Affiliates and Subsidiaries - Consolidated	19.645	167.227	2.566	3.383

(1) At the meetings held on July 28, 2009, the executive committees of Santander Seguros, RSVP, current name of Real Tokio Marine Vida e Previdência S.A. (RTMVP), and AAB Dois Par approved and decided to submit to the approval of their stockholders the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Real Seguros Vida e Previdência S.A. by Santander Seguros S.A.” and the “Agreement and Plan of Merger of ABN AMRO Brasil Dois Participações S.A. by Santander Seguros S. A.

The merger was carried out through the transfer of the book net assets of the Acquired Companies to the equity of the Acquirer, based on the audited balance sheets as of June 30, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the merger were recognized and accounted for directly by the acquirer. The merger is subject to SUSEP’s approval.

The Merger of Shares of Santander Seguros resulted in reciprocal interest between Banco Santander and Santander Seguros which will be eliminated in at most one year, counted as of the Extraordinary Shareholders' Meeting that approved the Merger of Shares, as per prevailing regulation.

As provided for in the Shareholders’ Agreement of Real Tokio Marine Vida e Previdência S.A (RTMVP), due to the change in shareholding control from Banco Real to Banco Santander, AAB Dois Par exercised its right to buy the remaining interest in RTMVP, right which was transferred to Banco Santander on January 21, 2009.

(2) Investment merged into Banco Santander in April 2009 (Note 2).

(3) Merged into Banco Santander in April 2009 (Note 2).

(4) Company consolidated up to May 2009.

(5) On January 16, 2009, the change in the name of ABN AMRO Advisory Services S.A. to Santander Advisory Services S.A. was approved.

(6) On July 7, 2009, the change in the name of Companhia de Crédito, Financiamento e Investimento Renault do Brasil to Companhia de Crédito, Financiamento e Investimento RCI Brasil was approved.

(7) On July 7, 2009, the change in the name of Companhia de Arrendamento Mercantil Renault do Brasil to Companhia de Arrendamento Mercantil RCI Brasil was approved.

(8) On July 13, 2009, the change in the name of Banco de Pernambuco S.A - BANDEPE to Banco Bandepe S.A. was approved.

(9) Current name of Santander Distribuidora de Títulos e Valores Mobiliários Ltda. In the Shareholders' Meeting held on August 31, 2007, the change from a limited liability company to a corporation and the change in the objectives and name to Produban Serviços de Informática S.A. were approved. On February 29, 2008, Banco Santander S.A. sold its interest in the Company to Produban Servicios Informáticos Generales, S.L., company headquartered in Spain.

(10) Up to March 2008, a subsidiary/ associate of the Bank.

(11) Investments merged into Banco Santander in August 2009. Adjusted net income corresponds to the income for the period as of July 31, 2009 after the share merger process is approved in a shareholders’ meeting (Note 2).

(12) On May 21, 2009, the change in the name from ABN AMRO Real Administradora de Consórcios Ltda. To Santander Brasil Administradora de Consórcios Ltda. was approved.

(13) Companies acquired through the corporate restructuring mentioned in Note 2.

(14) On June 15, 2009, the change in the name from Real Leasing S.A Arrendamento Mercantil to Santander Leasing S.A Arrendamento Mercantil was approved.

(15) The executive board’s meeting held on July 24, 2009, considering the corporate restructuring involving the companies comprising the Santander Group, approved a capital increase of R$628 to R$48,127 with the issuance of 179,226 new shares, subscribed and paid-up by the shareholder Banco Santander, through the assignment of 9,380 common shares issued and held by Real Corretora, which were transferred to the Company’s equity, so that Advisory becomes a shareholder of Real Corretora.

(16) Company acquired in September 2009 by Santander CCT.

(17) Company acquired in September 2009 by Santander Leasing.

(18) Companies sold in August 2009.

(19) Company sold in May 2009.

17. Property and Equipment

	Bank

	September 30, 2009			June 30, 2009

	Cost	Depreciation	Net	Net

Real estate	796.743	(397.812)	398.931	402.202
Buildings	582.358	(397.812)	184.546	188.497
Land	214.385	-	214.385	213.705
Other	5.676.212	(2.578.694)	3.097.518	2.989.489
Installations, Furniture and Equipment	982.662	(413.900)	568.762	539.733
Security and Communication Equipment	310.706	(174.230)	136.476	138.865
Data Processing Equipment	1.623.394	(1.173.880)	449.514	473.551
Leasehold Improvements	970.403	(598.237)	372.166	409.541
Other(1)	1.789.047	(218.447)	1.570.600	1.427.799
Total	6.472.955	(2.976.506)	3.496.449	3.391.691

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	Consolidated

	September 30, 2009			June 30, 2009

	Cost	Depreciation	Net	Net

Real estate	800.978	(400.013)	400.965	403.159
Buildings	584.038	(400.013)	184.025	187.848
Land	216.940	-	216.940	215.311
Other	5.755.127	(2.608.513)	3.146.614	3.062.392
Installations, Furniture and Equipment	997.658	(420.771)	576.887	570.592
Security and Communication Equipment	314.818	(177.737)	137.081	139.968
Data Processing Equipment	1.630.713	(1.179.109)	451.604	506.421
Leasehold Improvements	986.638	(610.114)	376.524	415.804
Other(1)	1.825.300	(220.782)	1.604.518	1.429.607
Total	6.556.105	(3.008.526)	3.547.579	3.465.551

(1) Includes R$1,060,503 of buildings in progress related to the new head office.

18. Intangible

	Bank

	September 30, 2009			June 30, 2009

	Cost	Amortization	Net	Net

Goodwill on Acquired Companies (1)	26.568.165	(3.089.915)	23.478.250	24.308.250
Intangible Assets	3.728.907	(1.906.919)	1.821.988	2.473.972
Exclusivity Contracts for Provision of Banking Services	1.969.551	(1.202.470)	767.081	1.621.503
Acquisition and Development of Software	1.758.448	(704.284)	1.054.164	851.681
Other	908	(165)	743	788
Total	30.297.072	(4.996.834)	25.300.238	26.782.222

	Consolidated

	September 30, 2009			June 30, 2009

	Cost	Amortization	Net	Net

Goodwill on Acquired Companies (1)	27.689.084	(3.176.138)	24.512.946	24.308.250
Other Intangible Assets	3.783.559	(1.941.876)	1.841.683	2.516.223
Exclusivity Contracts for Provision of Banking Services	1.969.551	(1.202.470)	767.081	1.621.503
Acquisition and Development of Software	1.813.008	(739.243)	1.073.765	889.791
Other	1.000	(163)	837	4.929
Total	31.472.643	(5.118.014)	26.354.629	26.824.473

(1) In 2009, includes R$1.978.885 in the Bank and R$ 2.010.105 in Consolidated (June 30 ,2009 - R$1,148,885 Bank and Consolidated) of goodwill amortization recorded in Other Administrative Expenses - Depreciation and Amortization (Note 29).

19. Money Market Funding and Borrowings and Onlendings

a) Deposits

	Bank

	September 30, 2009					June 30, 2009

	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total

Demand Deposits	13.495.736	-	-	-	13.495.736	13.899.273
Savings Deposits	22.859.164	-	-	-	22.859.164	21.410.657
Interbank Deposits	-	12.182.688	4.383.037	15.426.419	31.992.144	38.167.912
Time Deposits	603.002	13.988.635	23.906.646	45.506.416	84.004.699	85.506.476
Other Deposits	532.018	-	-	-	532.018	389.250
Total	37.489.920	26.171.323	28.289.683	60.932.835	152.883.761	159.373.568
Current					91.950.926	80.491.543
Long-term					60.932.835	78.882.025

	Consolidated

	September 30, 2009					June 30, 2009

	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total

Demand Deposits	13.143.057	-	-	-	13.143.057	13.789.451
Savings Deposits	22.859.164	-	-	-	22.859.164	21.410.657
Interbank Deposits	-	323.962	462.305	188.026	974.293	1.171.947
Time Deposits	603.002	13.988.238	23.906.006	45.570.368	84.067.614	85.267.750
Other Deposits	532.018	-	-	-	532.018	389.250
Total	37.137.241	14.312.200	24.368.311	45.758.394	121.576.146	122.029.055
Current					75.817.752	72.662.158
Long-term					45.758.394	49.366.897

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

b) Money Market Funding

	Bank

	September 30, 2009				June 30, 2009

	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total

Own Portfolio	6.154.622	9.737.810	6.130.058	22.022.490	21.176.926
Third Parties	7.452.676	-	-	7.452.676	8.854.057
Linked to Trading Portfolio Operations	-	2.639.405	-	2.639.405	3.470.441
Total	13.607.298	12.377.215	6.130.058	32.114.571	33.501.424
Current				25.984.513	6.339.448
Long-term				6.130.058	27.161.976

	Consolidated

	September 30, 2009				June 30, 2009

	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total

Own Portfolio	6.102.230	9.737.810	5.903.446	21.743.486	20.691.214
Third Parties	7.376.341	-	-	7.376.341	8.800.629
Linked to Trading Portfolio Operations	-	2.639.405	-	2.639.405	3.470.441
Total	13.478.571	12.377.215	5.903.446	31.759.232	32.962.284
Current				25.855.786	6.206.848
Long-term				5.903.446	26.755.436

c) Funds from Acceptance and Issuance of Securities

	Bank

	September 30, 2009				June 30, 2009

	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total

Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	2.300.606	4.042.098	84.446	6.427.150	6.558.291
Agribusiness Credit Notes - LCA	580.199	673.813	8.645	1.262.657	1.451.482
Real Estate Credit Notes - LCI	1.720.407	3.368.285	75.801	5.164.493	5.106.809
Securities Issued Abroad	85.996	1.406.750	1.386.426	2.879.172	3.066.707
Total	2.386.602	5.448.848	1.470.872	9.306.322	9.624.998
Current				7.835.450	7.804.278
Long-term				1.470.872	1.820.720

	Consolidated

	September 30, 2009				June 30, 2009

	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total

Exchange Acceptances	2.253	25.064	403.606	430.923	264.400
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	2.300.606	4.502.952	84.446	6.888.004	7.029.052
Agribusiness Credit Notes - LCA	580.199	673.813	8.645	1.262.657	1.451.482
Real Estate Credit Notes - LCI	1.720.407	3.829.139	75.801	5.625.347	5.577.570
Securities Issued Abroad	85.996	1.406.750	1.386.426	2.879.172	3.066.707
Total	2.388.855	5.934.766	1.874.478	10.198.099	10.360.159
Current				8.323.621	8.295.436
Long-term				1.874.478	2.064.723

	Bank/Consolidated

	September 30, 2009					June 30, 2009

Securities Issued Abroad	Issuance	Maturity	Currency	Interest rate	Total	Total

Eurobonds	November-05	February-10	R$	16,2%	811.271	781.712
Eurobonds	November-05	November-13	R$	17,1%	498.440	471.580
Fixed Rate Notes	October-07	January-15	R$	100,0%	182.920	188.343
Structured Notes	April-09	April-10	R$	102,5%	175.731	182.379
Eurobonds	March-05	March-13	R$	17,0%	162.355	171.882
Eurobonds(1)	April-06	August-10	R$	IPCA+ 6%	154.673	169.223
Fixed Rate Notes	September-06	June-13	R$	100%-0,0035	118.029	157.696
Fixed Rate Notes	November-07	January-15	R$	100,0%	81.978	146.448
Fixed Rate Notes	November-07	January-15	R$	100,0%	81.978	121.248
Fixed Rate Notes(3)	August-07	June-12	US$	2,5%	60.510	71.568
Eurobonds(1)	May-06	August-10	R$	IPCA+ 6%	53.858	66.982
Fixed Rate Notes(3)	August-99	August-14	US$	7,48%	43.486	62.896
Fixed Rate Notes(3)	April-08	March-13	US$	3,6%	31.095	61.416
Fixed Rate Notes(3)	August-07	August-12	US$	3,3%	29.758	35.031
Fixed Rate Notes	February-08	January-15	US$	0,9%	26.641	33.175
Eurobonds(2)	June-07	May-17	R$	FDIC	26.498	27.381
Fixed Rate Notes	April-06	March-11	US$	1,9%	19.239	15.195
Eurobonds	July-08	July-10	R$	94,40% CDI	17.881	17.520
Fixed Rate Notes(3)	June-07	June-13	US$	2,5%	16.365	18.116
Other					286.466	266.916
Total					2.879.172	3.066.707

(1) Indexed Linked Sovereign Notes.
(2) Indexed Linked Credit Event Notes.
(3) Indexed to Libor.

d) Money Market Funding Expenses

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	Bank

	2009		2008

		Nine-month		Nine-month
	Third	Period ended	Third	Period ended
	Quarter	September 30,	Quarter	September 30,

Time Deposits	1.608.057	4.614.635	1.263.803	2.850.732
Savings Deposits	322.613	781.060	139.664	342.554
Interbank Deposits	673.532	1.686.709	127.335	341.168
Money Market Funding	636.795	2.161.232	667.039	1.419.699
Others (1)	(80)	(1.209.647)	1.283.478	1.202.605
Total	3.240.917	8.033.989	3.481.319	6.156.758

	Consolidated

	2009		2008

		Nine-month		Nine-month
	Third	Period ended	Third	Period ended
	Quarter	September 30,	Quarter	September 30,

Time Deposits	1.594.913	6.080.033	1.884.708	3.451.801
Savings Deposits	322.613	986.555	209.829	412.719
Interbank Deposits	37.150	168.768	15.787	33.518
Money Market Funding	623.139	2.457.630	853.164	1.602.293
Others (1)	34.288	(1.025.236)	2.257.144	2.176.303
Total	2.612.103	8.667.750	5.220.632	7.676.634
__________________________________
(1) Includes, mainly, expenses funds from acceptance and issuance of securities.

e) Borrowings and onlendings

	Bank
	September 30, 2009				June 30, 2009

	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total

Local borrowings	164.566	472.646	252.530	889.742	1.278.255
Foreign borrowings	1.900.338	3.743.811	2.540.994	8.185.143	11.135.059
Import and export financing lines	1.161.860	3.014.239	1.767.448	5.943.547	6.338.734
Other credit lines	738.478	729.572	773.546	2.241.596	4.796.325
Domestic onlendings	766.252	1.659.373	5.579.024	8.004.649	7.653.463
Foreign onlendings	176.050	746.205	1.200.178	2.122.433	2.469.647
Total	3.007.206	6.622.035	9.572.726	19.201.967	22.536.424
Current				9.629.241	13.936.890
Long-term				9.572.726	8.599.534

	Consolidated
	September 30, 2009				June 30, 2009

	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total

Local borrowings	164.566	472.646	252.530	889.742	1.278.255
Foreign borrowings	1.900.338	3.743.811	2.540.994	8.185.143	11.135.059
Import and export financing lines	1.161.860	3.014.239	1.767.448	5.943.547	6.338.734
Other credit lines	738.478	729.572	773.546	2.241.596	4.796.325
Domestic onlendings	766.252	1.659.373	5.579.024	8.004.649	7.654.906
Foreign onlendings	176.050	746.205	1.200.178	2.122.433	2.469.647
Total	3.007.206	6.622.035	9.572.726	19.201.967	22.537.867
Current				9.629.241	13.937.402
Long-term				9.572.726	8.600.465

Export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2014 and subject to financial charges corresponding to exchange variation plus interest ranging from 0.1% p.a. to 11.0% p.a. (2008 - from 0.5% p.a. to 7.1% p.a.) in the Bank and from in the Consolidated.

Domestic onlendings - official institutions are subject to financial charges corresponding to the Long-Term Interest Rate (TJLP), exchange variation of the BNDES basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and in the Consolidated, foreign onlendings are subject to interest ranging from 1.0 p.a. to 6.8 p.a. (June 30. 2009 - 0.9 a.p. to 6.8 a.p.) and exchange rate change falling due through 2014.

20. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Reserve for tax contingencies (Note 23)	5.309.675	4.626.109	7.242.000	6.376.315
Reserve for tax contingencies - responsibility of former controlling stockholders (Note 23.h)	450.361	456.986	451.156	456.986
Provision for deferred taxes	1.456.486	1.486.557	3.395.142	3.152.819
Accrued taxes on income	1.173.032	374.209	1.636.806	685.099
Taxes payable	214.937	269.577	235.523	318.357
Total	8.604.491	7.213.438	12.960.627	10.989.576
Current	1.987.314	2.238.679	3.038.585	2.973.132
Long-term	6.617.177	4.974.759	9.922.042	8.016.444

Nature and origin of deferred tax liabilities

	Bank

	December 31, 2008	Merger (1)	Recognition	Realization	September 30, 2009

Adjustment to fair value of trading securities and derivatives	1.325.342	1.273	73.937	(364.402)	1.036.150
Adjustment to fair value of available-for-sale securities	179.498	175.764	15.106	(56.501)	313.867
Excess depreciation of leased assets	38.046	-	64.976	-	103.022
Others	-	2.182	1.273	(8)	3.447
Total	1.542.886	179.219	155.292	(420.911)	1.456.486

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

	Consolidated

	December 31, 2008	Merger / Acquisition / Disposal (1)	Recognition	Realization	September 30, 2009

Adjustment to fair value of trading securities and derivatives	1.327.588	2.274	74.578	(365.368)	1.039.072
Adjustment to fair value of available-for-sale securities	226.094	27.133	150.937	(57.844)	346.320
Deferred income from derivatives	1.176.290	-	843.133	(16.417)	2.003.006
Other	2.883	1.720	2.353	(212)	6.744
Total	2.732.855	31.127	1.071.001	(439.841)	3.395.142

(1) Merger/Acquisition/Disposal of companies (Note 16).

21. Subordinated Debts

Consist of securities issued according to the rules of the Bacen, which are used as Level II Reference Equity for calculating the operating limits.

	Bank/Consolidated

					September 30, 2009	June 30, 2009

	Issuance	Maturity	Amount	Interest rate	Total	Total

Subordinated Certificates of Deposit (2)	June-06	July-16	R$1.500 million	105,0% CDI	2.215.251	2.165.563
Subordinated Certificates of Deposit	March-09	March-19	R$1.507 million	13,8%	1.612.972	1.560.488
Subordinated Certificates of Deposit (2)	October-06	September-16	R$850 million	104,5% CDI	1.200.283	1.173.487
Subordinated Certificates of Deposit (2)	July-07	July-14	R$885 million	104,5% CDI	1.130.581	1.105.341
Perpetual Bonds (1)	September-05	Indeterminate	R$500 million	8,7%	891.198	978.158
Subordinated Certificates of Deposit (2)	April-08	April-13	R$600 million	100,0% CDI + 1,3%	716.007	698.660
Subordinated Certificates of Deposit (2)	April-08	April-13	R$555 million	100,0% CDI + 1,0%	663.889	648.033
Subordinated Certificates of Deposit (2)	July-06 to October-06	July-16	R$447 million	104,5% CDI	651.562	637.016
Subordinated Certificates of Deposit (2)	January-07	January-13	R$300 million	104,0% CDI	409.163	400.072
Subordinated Certificates of Deposit (2)	August-07	August-13	R$300 million	100,0% CDI + 0,4%	381.799	373.225
Subordinated Certificates of Deposit (2)	January-07	January-14	R$250 million	104,5% CDI	341.391	333.769
Subordinated Certificates of Deposit (2)	May-08 to June-08	May-13 to May-18	R$283 million	CDI (3)	330.768	323.011
Subordinated Certificates of Deposit (2)	May-08 to June-08	May-13 to May-18	R$268 million	IPCA (4)	316.134	307.373
Subordinated Certificates of Deposit (2)	November-08	November-14	R$100 million	120,5% CDI	111.674	108.804
Subordinated Certificates of Deposit (2)	February-08	February-13	R$85 million	IPCA +7,9%	104.066	101.266
Floating Rate Notes	November-99	November-09	R$170 million	Libor + 4,5%	61.978	66.987
Floating Rate Notes	November-99	November-09	R$30 million	Libor + 4,5%	10.929	11.814
Total					11.149.645	10.993.067
Current					966.254	81.159
Long-term					10.183.391	10.911.908
_________________________
(1) Perpetual bonds issued by the Grand Cayman branch with quarterly interest payments. These bonds do not have a maturity date or mandatory redemption, although they may, at the discretion of Banco Santander S.A. and with prior authorization by the Bacen, be redeemed in full in December 2010 or on any subsequent interest payment date.
(2) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(3) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.2% p.a. to 1.5% p.a.
(4) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.7% p.a.

22. Other Payables - Other

		Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Credit cards	4.624.800	4.569.198	4.624.800	4.569.198
Reserve for labor and civil contingencies (Note 23)	4.346.637	4.238.808	4.521.371	4.421.003
Reserve for contingencies - Responsibility of former controlling
stockholders (Note 23.h)	108.288	110.733	110.585	110.733
Sale of right to receipt of future flow of payment orders from
abroad (1)	1.386.294	1.428.614	1.386.294	1.428.614
Payables for acquisition of assets and rights (2)	814.329	882.317	816.638	886.408
Pension plan (Note 35)	825.892	525.089	825.892	525.089
Accrued liabilities
Personnel expenses	1.057.439	871.520	1.127.584	924.084
Administrative expenses	248.960	397.956	271.469	437.523
Other payments	187.524	284.605	217.637	314.240
Payables to suppliers	128.424	150.918	148.414	314.822
Creditors for unreleased funds	242.397	228.135	242.397	228.167
Insurance transaction debts	-	-	62.346	-
Agreements with official institutions	182.808	178.324	182.808	178.324
Provision of payment services	139.726	136.937	139.726	136.937
Other	2.259.737	1.569.719	2.618.308	1.744.124
Total	16.553.255	15.572.873	17.296.269	16.219.266
Current	10.220.279	9.211.443	10.754.809	9.644.904
Long-term	6.332.976	6.361.430	6.541.460	6.574.362
_____________________
(1) Payable for sale of right to receipt of future flow of payment orders receivable from foreign correspondent banks. It includes the series 2004-1 in the amount of US$190 million (June 30. 2009- US$234 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$190 million, with charges equivalent to 6.2% p.a., payable semiannually, with the principal payable in 10 installments between September 2010 to September 2015 and the series 2008-2 in the amount of US$300 million, with charges equivalent to Libor (6 months) + 0.80 p.a., payable semiannually, with the principal payable in 10 installments between March 2010 to September 2014, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 semiannual installments from March 2012 to September 2014, and the series 2009-2, in the amount of US$50 million, with charges of 6.3% p.a., payabl e semiannually, with the principal payable in 14 semiannual installments from March 2013 to September 2019.

(2) Refers basically to export note loan operations in the amount of R$764,622 (June 30, 2009 - R$838,372).

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

23. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Reserves were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized reserves are sufficient to cover possible losses on the lawsuits.

a) Contingent assets

In 2009 no contingent assets were accounted for.

b) Contingent liabilities and legal obligations by nature

		Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Reserve for tax contingencies (1) (Note 20)	5.309.675	4.626.109	7.242.000	6.376.315
Reserve for labor and civil contingencies (Note 22)	4.346.637	4.238.808	4.521.371	4.421.003
Reserve for labor contingencies	2.637.632	2.544.202	2.724.656	2.658.792
Reserve for civil contingencies	1.709.005	1.694.606	1.796.715	1.762.211
Total	9.656.312	8.864.917	11.763.371	10.797.318
_____________________ (1) Includes, mainly, legal obligations.

c) Changes in contingent liabilities and legal obligations

						2009
	Bank			Consolidated

	Tax	Labor	Civil	Tax	Labor	Civil

Balances as of December 31	1.460.410	1.217.540	398.029	5.521.211	2.220.082	1.188.825
Recognition (1)	1.196.138	1.065.074	794.029	1.729.121	1.159.046	876.281
Provision reversal	-	-	(9)	-	(3.977)	(5.700)
Merger/ Acquisition/ Disposal of shareholding interest (Note 16)	2.655.190	1.043.807	759.607	(678)	89.636	15.990
Write-offs due to payment	(2.063)	(688.789)	(242.651)	(7.654)	(740.131)	(278.681)
Balances as of September 30	5.309.675	2.637.632	1.709.005	7.242.000	2.724.656	1.796.715
Escrow deposits - other receivables (2)	1.509.433	873.142	119.426	1.955.010	898.949	145.625
Escrow deposits - securities(2)	53.790	52.131	58.195	67.945	52.628	59.771
_____________________ (1) There are Tax Risks in contingent tax and legal liabilities recognition in the period, under Tax Expenses, Other Operating Expenses and Income Tax and Social Contribution.
(2) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.

d) Legal obligations - tax and social security

Refer to judicial and administrative proceedings involving tax and social security obligations, as described below:

PIS and Cofins - R$2,978,999 in the Bank and R$3,276,769 in the Consolidated (June 30, 2009 - R$2,572,084 in the Bank and R$2,878,220 in the Consolidated): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law No. 9.718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

Deductibility of CSLL from IRPJ (corporate income tax) - R$426,764 in the Bank and R$579,750 in the Consolidated (June 30, 2009 - R$418,952 in the Bank and R$544,231 in the Consolidated): seeks deduction of CSLL expense from income tax calculation.

CSLL - equal tax treatment - R$359,135 in the Bank and R$516,215 in the Consolidated (June 30, 2009 - R$356,788 in the Bank and R$500,342 in Consolidated): lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%).

Increase in CSLL tax rate - R$320,633 in the Bank and R$515,643 in the Consolidated (June 30, 2009 - R$138,224 in the Bank and R$296,236 in Consolidated): in September 2008, the Bank and the other entities of the group filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

IRPJ – Recognition in the same period - R$397,505 Consolidated (June 30, 2009 - R$392,629 in the Consolidated): lawsuit claiming that, for IRPJ calculation purposes, depreciation expenses be recognized in the same period as revenues from lease payments are recognized.

e) Tax and social security contingencies

Refer to judicial and administrative proceedings related to taxes and social security classified, based on the legal counsel’s opinion, as probable loss, for which reserves were recorded. The matters in dispute refer to the following:

ISS (service tax) - Financial Institutions - R$207,772 in the Bank and R$449,581 in the Consolidated (June 30, 2009 - R$191,030 in the Bank and R$431,044 in the Consolidated) refers to administrative and judicial proceedings with several municipalities that require the payment of ISS on several revenues from operations that usually do not qualify as service provision.

INSS (social security contribution) - R$157,734 in the Bank and R$193,238 in the Consolidated (June 30, 2009 - R$169,656 in the Bank and R$198,860 in the Consolidated). refers to administrative and judicial proceedings seeking collection of social security contribution and salary premium for education on amounts that normally are not of a salary nature.

Allowance for doubtful accounts - R$183,197 in the Bank and R$211,250 in the Consolidated (June 30, 2009 - R$181,816 in the Bank and R$ 209,198 in the Consolidated): collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in calendar 1995, alleging that the tax criteria in effect at the time were not complied with.

Allowance for loan losses - R$40,127 in the Bank and R$85,872 in the Consolidated (June 30, 2009 - R$34,844 in the Bank and R$92,196 in the Consolidated): intended to annul the assessment notices issued by the Federal Revenue Service alleging that the companies incorrectly deducted from the IRPJ and CSLL bases losses on lending operations, as these deductions did not meet the terms and conditions set forth by prevailing legislation.

f) Labor contingencies

These are lawsuits brought by labor unions and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

For labor claims considered to be similar and usual, reserves are recognized based on the history of payments made. Labor claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and reserves are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

g) Civil contingencies

Refer to lawsuits for indemnity and review of lending agreements.

Lawsuits for indemnity seek indemnity for property damage and/or pain and suffering, relating to the consumer relationship on matters related to credit cards, bank accounts, collection and loans. There are also collection lawsuits related to the elimination of inflation effects in savings and escrow deposit accounts deriving from the Economic Plans (Bresser, Verão, Collor I and II).

Lawsuits for review refer to challenges of lending agreement clauses by customers.

For civil lawsuits considered to be similar and usual, reserves are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and reserves are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

On September 1, 2009, it was carried out an agreement with the minority stockholders of the former Banco Noroeste, related to lawsuits against corporate acts committed in 1998 and 1999, by which such actions will be extinguished. This agreement and the consequent extinction of the actions have already been subject to court approval.

h) Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$450,361, R$64,037 and R$44,251 in the Bank and R$451,156, R$64,444 and R$46,141 in the Consolidated (June 30, 2009 - R$456,986, R$64,774 and R$45,959 in the Bank and Consolidated), respectively, recorded under “Other payables - tax and social security” (Note 20) and “Other payables - other” (Note 22) which are the responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$558,649 in the Bank and R$561,741 in the Consolidated (June 30, 2009 - R$567,719 in the Bank and Consolidated), recorded under “Other receivables - other” (Note 13). These lawsuits have no effects on the balance sheet for the Bank and Consolidated.

i) Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by the legal counsel as possible loss, which were not accounted for. The main lawsuits are:

CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Produban Serviços de Informática S.A. (Produban) and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Produban in the management of its customers’ funds and clearance services provided by the Bank to Produban, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals judged the administrative proceedings, annulling the infraction notice of Produban and confirming the infraction notice of the Bank. In both cases, an administrative appeal can be filed with the Higher Board of Tax Appeals (CSRF). The updated amount of each proceeding is approximately R$ 510 million.

IRPJ and CSLL on Reimbursement arising from Contractual Guarantees – in December 2007, the Federal Revenue Service issued an Infraction Notice in the amount of R$320 million against Banco Santander S.A. The notice refers to the collection of IRPJ and CSLL for tax year 2002 on amounts reimbursed by the former controlling stockholder of Banco Santander S.A. for payments made by the Bank that were the responsibility of the controlling stockholder. The Federal Revenue Service understood that the amount deposited in favor of Santander S.A. is not a reimbursement but a taxable income. The Bank has filed an administrative defense and the decision was unfavorable. The updated amount of each proceeding is approximately R$370 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. The updated amount involved is approximately R$338 million. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At the time, awaits trial appeal by the Union.

Deductibility of Expenses on Allowance for Doubtful Receivables - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of losses on lending operations performed in calendar years. The Bank is awaiting judgment and understands that the collection is undue since the expenses met the deductibility conditions of Law 9430/1996 as they referred to definitive losses. The updated amount involved is approximately R$223 million in the Bank and Consolidated.

CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$164 million, Consolidated.

CSLL - equal tax treatment - Lawsuit regarding the difference in social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$161 million, Consolidated.

CSLL – final and unappealable decision - seeks ensuring the right not to recognize the tax credit formalized by the Federal Revenue Service, regarding alleged irregularities in the payment of CSLL, as the Entity obtained a final and unappealable decision canceling the payment of CSLL under Laws 7689/1988 and 7787/1989. The appeals filed with the Regional Federal Court are awaiting decision. The updated amount involved is approximately R$147 million, Consolidated.

Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Bank has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

24. Stockholders’ Equity

a) Capital

Authorized capital is represented by 340,143,774 thousand registered shares without par value, being 181,989,171 thousands of ordinary shares and 158,154,603 thousands of preferred shares. The fully paid-up capital is composed as presented below:

	Shares in thousands

	September 30, 2009			June 30, 2009

	Common	Preferred	Total	Common	Preferred	Total

Brazilian residents	2.692.798	3.957.606	6.650.404	2.681.090	3.947.431	6.628.521
Foreign residents	179.296.373	154.196.997	333.493.370	171.611.326	147.518.436	319.129.762
Total	181.989.171	158.154.603	340.143.774	174.292.416	151.465.867	325.758.283

The Extraordinary Shareholders' Meeting held on August 14, 2009 approved the capital increase of Banco Santander from R$47,152,201 to R$49,623,614, with the issuance of 14,410,886 thousand shares, of which 7,710,343 thousand are common shares and 6,700,543 thousand are preferred shares, all of them registered and without par value, related to the share merger of Santander Seguros, Santander Brasil Asset and BCIS, as mentioned in Note 2. BACEN approved this process on September 28, 2009.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

At the meeting held on June 4, 2008, the Board of Directors approved a capital increase of 3,689,477 thousand shares (1,974,003 thousand common shares and 1,715,474 thousand preferred shares), in the amount of R$800,000, ratified by the Extraordinary Stockholders’ Meeting on July 25, 2008.

The Extraordinary Stockholders’ Meeting held on August 29, 2008 approved the increase in Banco Santander’s total capital from R$38,920,753, of which R$38,020,753 were allocated to Capital and R$900,000 to Capital Reserves, through the issuance of 189,300,327,000 shares, of which 101,282,490,000 are common shares and 88,017,837,000 are preferred shared, without par value, related to the merger of shares of Banco Real and AAB Dois Par, as mentioned in note 2.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

In April 2009, the payment of interest on capital referring to the period from January to April 2009 was approved in the amount of R$340,000 (ON R$0.9974 and PN R$1.0972, in reais per thousand shares and ON R$0.8478 and PN R$0.9326, net of income tax, in reais per thousand shares) and will be included in the calculation of minimum mandatory dividends for 2009 which generated a tax benefit of R$136,000.

In June 2009, the payment of interest on capital referring to the period from May to June 2009 was approved in the amount of R$285,000 (ON R$0.8361 and PN R$0.9197, in reais per thousand shares and ON R$0.7107 and PN R$0.7817, net of income tax, in reais per thousand shares) and will be included in the calculation of minimum mandatory dividends for 2009 which generated a tax benefit of R$114,000.

c) Dividend equalization reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Treasury shares

The Extraordinary Shareholders' Meeting held on August 14, 2009 decided the cancellation of 25,395 thousand shares of its own issuance held in treasury, without reducing capital, through the absorption of R$ 1,948 of the Capital Reserves account.

e) Consolidated stockholders’ equity – Unrealized Results

The Consolidated Stockholders' Equity is decreased by R$34,642 (June 30, 2009 - R$33,839) of unrealized results and the realization of these results affected net income in the third quarter by R$1,330 and in the nine-month ended September 30, 2009 by R$4,817 (2008 - in the third quarter R$ 1,298 and in the nine-month ended September 30, 2009 R$39,762).

25. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)

	September 30, 2009	September 30, 2008

Adjusted Tier I Regulatory Capital (2)	28.615.749	23.419.869
Tier II Regulatory Capital	9.813.173	7.701.700
Adjusted Regulatory Capital (Tier I and II) (2)	38.428.922	31.121.569
Required Regulatory Capital	23.785.308	24.499.068
Adjusted Portion of Credit Risk (2)	19.851.444	23.165.068
Market Risk Portions (3)	2.903.044	1.046.900
Operational Risk Portion	1.030.820	287.100
Basel II Ratio	17,8%	14,0%
________________
(1) Amounts calculated based on the consolidated information of the financial institutions (financial group).
(2) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.
(3) Includes the portions for the Market Risk exposures subject to foreign currency coupon rates, price and interest rate indices, price of commodities, price of shares classified in the trading portfolio, interest rates not classified in the trading portfolio.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On September 30, 2009 and 2008, Santander classifies for said index.

26. Related-Party Transactions

a) Management compensation

The Shareholders’ Meeting established the maximum aggregate compensation for the Board of Directors and Executive Committee as R$225,554.

I) Short-term benefits

		Consolidated

Board of Directors’ and Executive Board’s compensation	September 30, 2009	September 30, 2008

Fixed compensation	25.707	10.829
Variable compensation	98.407	39.387
Other	4.601	2.172
Total	128.715	52.388

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

II) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation. In the case of termination of contracts by the Bank, the executives whose contracts provide for payment of additional aggregate amount as compensation, will have up to R$4,152, which considers the sum of termination executives.

III) Other information

Lending operations

In conformity with prevailing regulations, financial institutions cannot grant loans or advances to:

a) any individuals or legal entities that control the institution or any entity under joint control with the institution, or any officer, member of the board of directors, member of the supervisory board, or member of the immediate family of such individuals;

b) any entity controlled by the institution; or

c) any entity in which the Bank holds, directly or indirectly, 10% or more of the capital.

Accordingly, loans or advances are not granted to any subsidiaries, executive officers, members of the board of directors or their families.

Ownership interest

The table below shows the direct interest (common shares and preferred shares) outstanding.

	September 30, 2009

		Common		Preferred		Total

Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)

	(in thousand of shares, except percentages)
Grupo Empresarial Santander, S.L.(1)	74.967.226	41,20	63.531.986	40,20	138.499.212	40,70
Sterrebeeck B.V.(1)	99.527.083	54,70	86.492.330	54,70	186.019.413	54,70
Santander Seguros S.A. (2)	7.240	-	9.525	-	16.765	-
Santander Insurance Holding (1)	4.745.084	2,60	4.125.836	2,60	8.870.920	2,60
Employees	4.957	-	4.944	-	9.901	-
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	2.737.581	1,50	3.989.982	2,50	6.727.563	2,00
Total	181.989.171	100,00	158.154.603	100,00	340.143.774	100,00
__________________ (*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.
(2) The Merger of Shares of Santander Seguros, mentioned in Note 2.c, was carried to mutual participation between Santander and Santander Seguros, which will be eliminated within a maximum of one year from the Extraordinary General Meeting which approved and the Merger of Shares, as provided rules in force.

b) Related-Party Transactions

Transactions among the entities of Santander are carried out under usual market rates and terms, comparable to those applied in transactions with unrelated parties.

The principal transactions and balances are as follows:

						Bank

			Income (Expenses)

	Assets (Liabilities)		2009		2008

				Nine-month		Nine-month
			Third	period ended	Third	period ended
	September 30, 2009	June 30, 2009	Quarter	September 30,	Quarter	September 30,

Cash and cash equivalents	701.742	651.114	-	-	-	-
Banco Santander, S.A. - Espanha	701.023	650.968	-	-	-	-
Sundry	719	146	-	-	-	-
Interbank investments	16.301.562	19.787.818	109.561	1.289.492	7.518	32.594
Banco Santander, S.A. - Espanha	639.456	512.042	232	1.954	43	17.839
Abbey National Treasury Services Plc	2.489.340	780.640	1.313	1.313	5.160	7.182
Companhia de Crédito, Financiamento
e Investimento RCI Brasil	219.400	341.985	6.796	27.216	144	144
Companhia de Arrendamento Mercantil
RCI Brasil	45.684	55.928	1.482	5.144	-	-
Santander Brasil Arrendamento Mercantil S.A.	19.341	2.958	202	5.892	2.171	7.429
Aymoré Crédito, Financiamento e
Investimento S.A.	12.888.341	18.084.248	307.328	1.247.973	-	-
Santander Benelux, S.A., N.V.	-	10.017	(207.792)	-	-	-
Securities and Derivatives	27.282.366	26.661.197	839.468	2.297.792	1.611.214	2.972.913
ABN AMRO Arrendamento Mercantil S.A.	-	10.482.774	-	530.314	-	-
Santander Leasing S.A. Arrendamento
Mercantil	22.242.147	11.283.968	475.404	1.048.174	-	-
Santander Brasil Arrendamento Mercantil S.A.	4.158.287	4.070.160	91.960	305.221	121.093	307.241
Santander Benelux, S.A., N.V.	852.174	797.230	267.003	397.859	1.482.568	2.650.656
Santander Overseas Bank, Inc - Puerto Rico	29.758	27.065	(160)	1.636	1.816	7.857
Abbey National Treasury Services Plc	-	-	4.877	13.877	-	-
Santander International Bank	-	-	91	418	5.737	7.159
Companhia Real de Valores Distribuidora
de Títulos e Valores Mobiliarios	-	-	293	293	-	-
Dividends and bonuses payable	162.311	-	-	-	-	-
Santander Brasil Arrendamento Mercantil S.A.	93	-	-	-	-	-
Companhia de Arrendamento Mercantil
RCI Brasil	1.829	-	-	-	-	-
Santander Seguros S.A. (1)	160.389	-	-	-	-	-
Trading	4.911	5.800	-	-	-	-
Banco Santander, S.A. - Espanha	4.911	5.800	-	-	-	-
Foreign Exchange Portfolio	6.593.587	6.419.749	1.901	82.233	-	-
Banco Santander, S.A. - Espanha	6.593.587	6.419.749	1.901	82.233	-	-

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

Receivable from affiliates	828.739	232.738	2.394.380	2.481.634	138.526	397.884
Banco Santander, S.A. - Espanha	722	255	11.639	13.514	-	-
Santander Brasil Arrendamento Mercantil S.A.	144	144	433	1.359	348	1.473
Santander Seguros S.A. (1)	309.188	194.177	107	320	114.208	356.939
Santander Capitalização S.A. (1)	2.381	2.391	8.462	21.059	9.880	25.369
Santander Brasil Asset Management Distribuidora
de Títulos e Valores Mobiliários Ltda.(1)	871	871	2.614	7.841	-	-
Aymoré Crédito, Financiamento e
Investimento S.A.	35.100	29.880	-	36.664	-	-

						Bank

			Income (Expenses)

	Assets (Liabilities)			2009		2008

				Nine-month		Nine-month
			Third	period ended	Third	period ended
	September 30, 2009	June 30, 2009	Quarter	September 30,	Quarter	September 30,

Santander Leasing S.A. Arrendamento
Mercantil	347	345	1.935	4.411	-	-
Santander S.A. - Corretora de Câmbio
e Títulos	2.453	2.591	7.733	27.552	14.084	14.084
Real Capitalização S.A. (1)	-	1.366	-	2.550	-	-
ABN AMRO Arrendamento Mercantil S.A.	-	-	910	910	-	-
ABN AMRO Real Administradora de
Consórcio Ltda.	82	-	1.060	1.060	-	-
Santander Administradora de Consórcios Ltda.	-	-	13	13	-	-
ABN AMRO Real Corretora de Cambio					-	-
e Valores Mobiliarios S.A.	-	-	2.978	2.978	-	-
Companhia de Arrendamento Mercantil
RCI Brasil	-	-	2	2	-	-
Companhia Real de Valores Distribuidora
de Títulos e Valores Mobiliarios	-	-	6	6	-	-
Real CHP S.A.	-	-	110	110	-	-
Santander Brasil Seguros S.A. (1)	25.455	-	-	-	-	-
Santusa Holding, S.L.	451.996	-	2.360.208	2.360.208	-	-
Sundry	-	718	(3.830)	1.077	6	19
Other receivables - Sundry	172.419	119.590	8.485	9.025	-	-
Santander Capitalização S.A. (1)	995	963	191	731	-	-
Brazil Foreign Diversified Payment Rights
Finance Company	160.410	118.627	-	-	-	-
Santander Investment Limited	11.014	-	-	-	-	-
Banco Santander, S.A. - Espanha	-	-	8.294	8.294	-	-
Deposits	(33.226.582)	(36.216.401)	(760.782)	(2.571.703)	(119.989)	(317.007)
Santander Brasil Arrendamento Mercantil S.A.	(3.949.523)	(3.796.912)	(85.736)	(282.089)	(110.588)	(298.793)
Santander S.A. - Corretora de Câmbio
e Títulos	(183.714)	(40.111)	(3.948)	(8.592)	(5.887)	(10.358)
Santander Seguros S.A. (1)	(96.887)	(35.273)	(35)	(35)	-	-
Santander Asset Management Distribuidora
de Títulos e Valores Mobiliários Ltda.	(90.637)	(76.186)	(1.799)	(5.615)	(1.779)	(3.960)
REB Empreendimentos e Administradora
de Bens S.A.	(8)	(55.743)	(337)	(1.409)	(1.424)	(3.133)
Santander Advisory Services S.A.	(386)	(402)	55	(31)	-	-
ABN AMRO Arrendamento Mercantil S.A.	-	(11.195.926)	(1)	(562.990)	-	-
ABN AMRO Brasil Dois Participações S.A.	-	(4.561)	35	-	-	-
ABN AMRO Real Corretora de Cambio
e Valores Mobiliarios S.A.	-	(42.220)	(576)	(3.122)	-	-
ABN AMRO Securities (Brasil) Corretora
de Valores Mobiliarios S.A.	(78.704)	(77.125)	(1.717)	(5.670)	-	-
Aymoré Crédito, Financiamento e
Investimento S.A.	(9.529.296)	(8.744.293)	(184.404)	(575.318)	-	-
Banco de Pernambuco S.A.	(1.263.544)	(1.236.537)	(27.007)	(89.825)	-	-
Companhia de Crédito, Financiamento
e Investimento RCI Brasil	(23.899)	(14.829)	(2)	(853)	-	-
Companhia de Arrendamento Mercantil
RCI Brasil	(1.980)	(2.802)	10.556	-	-	-
Companhia Real de Valores Distribuidora
de Títulos e Valores Mobiliarios	(16.387)	(17.244)	(361)	(1.140)	-	-
Estrutura Brasileira de Projetos S.A. - EBP	(1.131)	(1.191)	(26)	(75)	(21)	(34)
Produban Serviços de Informática S.A.	(55)	(18.309)	(102)	(1.767)	-	-
Real Argentina S.A.	-	-	12	(15)	-	-
Real Corretora de Seguros S.A.	(2.789)	(2.882)	(57)	(189)	-	-
Santander Leasing S.A. Arrendamento
Mercantil	(16.289.666)	(10.769.282)	(354.100)	(915.873)	-	-
Real Microcrédito Assessoria Financeira S.A.	(1.492)	(1.482)	136	(106)	-	-
Santander Brasil Asset Management Distribuidora
de Títulos e Valores Mobiliários Ltda.(1)	(75.597)	(74.260)	(1.635)	(6.503)	-	-
Santander Brasil Seguros S.A. (1)	(954)	(1.091)	-	-	-	-
Santander Capitalização S.A. (1)	(3.085)	(4.808)	-	-	-	-
Santander S.A. - Serviços Técnicos, Adminis-
trativos e de Corretagem de Seguros	(1.230)	(1.223)	-	-	-	-

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

						Bank

	Income (Expenses)

	Assets (Liabilities)			2009		2008

				Nine-month		Nine-month
			Third	period ended	Third	period ended
	September 30, 2009	June 30, 2009	Quarter	September 30,	Quarter	September 30,

TecBan - Tecnologia Bancária S.A.	-	(243)	(189)	(189)	-	-
Universia Brasil S.A.	(128)	(359)	(1)	(150)	(81)	(180)
Webmotors S.A.	(914)	(740)	(13)	(42)	-	-
ABN AMRO Real Administradora
de Consórcio Ltda.	(384)	-	(6)	(6)	-	-
ISBAN Brasil S.A. - Altec	(1.162)	-	(3.775)	(3.775)	-	-
Santander Administradora de Consórcios Ltda.	(35)	-	(185)	(185)	-	-
Banco Santander, S.A. - Espanha	(1.612.972)		(105.972)	(105.972)
Sundry	(23)	(367)	408	(167)	(209)	(549)
Repurchase commitments	(702.838)	(335.469)	(38.399)	(56.268)	(5.456)	(6.972)
Santander S.A. - Corretora de Câmbio
e Títulos	(57.515)	(97.999)	(1.321)	(4.290)	(5.456)	(6.972)
Santander Advisory Services S.A.	(801)	(790)	(80)	(80)	-	-
ABN AMRO Real Administradora de
Consórcio Ltda.	(83.999)	(73.938)	(1.735)	(5.153)	-	-
ABN AMRO Real Corretora de Cambio
e Valores Mobiliarios S.A.	-	-	(63)	(66)	-	-
Banco de Pernambuco S.A.	(18.820)	(13.579)	32	(454)	-	-
Companhia de Crédito, Financiamento
e Investimento RCI Brasil	-	-	-	(400)	-	-
Real CHP S.A.	(57.032)	(56.199)	(1.222)	(4.318)	-	-
Real Corretora de Seguros S.A.	(74.772)	(58.622)	(1.488)	(7.144)	-	-
Real Microcrédito Assessoria Financeira S.A.	(5.950)	(3.764)	(279)	(279)	-	-
Santander Administradora de Consórcios Ltda.	(3.654)	(3.494)	(81)	(81)	-	-
Webmotors S.A.	(29.560)	(27.084)	(683)	(2.415)	-	-
Companhia Brasileira de Soluções
e Serviços. - CBSS	-	-	(5.269)	(5.269)	-	-
Companhia Real de Valores Distribuidora
de Títulos e Valores Mobiliarios	(1.013)	-	(16)	(16)	-	-
ISBAN Brasil S.A. - Altec	(116.961)	-	(2.028)	(2.028)	-	-
Produban Serviços de Informática S.A.	(46.630)	-	(701)	(701)	-	-
Real Fdo Inv. Mult. Santillana Cred. Privado	(188.104)	-	(14.193)	(14.193)	-	-
Santander Asset Management Distribuidora
de Títulos e Valores Mobiliários Ltda.	(4.058)	-	(63)	(63)	-	-
Santander Brasil Asset Management Distribuidora
de Títulos e Valores Mobiliários Ltda.(1)	(6.061)	-	(93)	(93)	-	-
Santander Brasil Seguros S.A. (1)	-	-	(1.869)	(1.869)	-	-
Universia Brasil S.A.	(4.541)			(109)
ABN AMRO Brasil Dois Participações S.A.	-	-	(7.171)	(7.171)	-	-
Sundry	(3.367)	-	(76)	(76)	-	-
Securities and Derivatives	(118.265)	-	-	-	-	-
Banco Santander, S.A. - Espanha	(118.265)	-	-	-	-	-
Borrowings and Onlendings	(3.659.021)	(4.532.775)	(2.435)	(31.488)	(11.641)	(35.319)
Santander Overseas Bank, Inc - Puerto Rico	-	(139.822)	(785)	(9.076)	(11.235)	(34.848)
Banco Santander, S.A. - Espanha	(3.202.850)	(4.282.968)	(788)	(20.958)	-	-
Banco Español de Crédito, S.A. - Banesto	(62.261)	(108.875)	(850)	(1.442)	(406)	(459)
Abbey National Beta Investments Limited	(392.586)	-	-	-	-	(12)
Banco Santander Rio S.A.	(101)	(465)	(12)	(12)	-	-
Banco Santander, S.A. - Uruguai	(566)	(645)	-	-	-	-
Banco Santander - Chile	(657)	-	-	-	-	-
Derivatives	(985.280)	(874.409)	(653.620)	(736.630)	(1.997.763)	(3.070.951)
Real Fdo Inv. Mult. Santillana Cred. Privado	(53.996)	-	(105.565)	(105.565)	-	-
Santander Benelux, S.A., N.V.	(902.035)	(849.194)	(547.729)	(609.900)	(1.951.336)	(3.005.652)
Santander Overseas Bank, Inc - Puerto Rico	-	-	(676)	(5.438)	(168)	(8.819)
Abbey National Treasury Services Plc	(28.146)	(23.493)	1.215	(12.446)	(46.259)	(46.259)
Companhia Real de Valores Distribuidora
de Títulos e Valores Mobiliarios	-	-	(293)	(438)	-	-
Santander International Bank	(542)	(1.012)	604	(575)	-	-
Santander Brasil Arrendamento Mercantil S.A.	(561)	(710)	(1.176)	(2.268)	-	(10.221)
Foreign Exchange Portfolio	(7.834.895)	(7.789.671)	(1.518)	(65.509)	-	-
Banco Santander, S.A. - Espanha	(6.448.601)	(6.361.057)	(1.518)	(65.509)	-	-
Brazil Foreign Diversified Payment Rights
Finance Company	(1.386.294)	(1.428.614)	-	-	-	-

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

						Bank

						Income (Expenses)

	Assets (Liabilities)			2009		2008

				Nine-month		Nine-month
			Third	period ended	Third	period ended
	September 30, 2009	June 30, 2009	Quarter	September 30,	Quarter	September 30,

Dividends and Bonuses Receivable	(520.196)	(520.257)	-	-	-	-
Grupo Empresarial Santander, S.L.	(218.242)	(218.303)	-	-	-	-
Sterrebeeck B.V.	(301.926)	(301.926)	-	-	-	-
Santander Seguros S.A.	(28)	(28)	-	-	-	-
Payables to Affiliates	(13.596)	-	(15.821)	(15.821)	-	-
Banco Santander, S.A. - Espanha	(12.401)	-	(340)	(340)	-	-
Real Microcrédito Assessoria Financeira S.A.	(1.102)	-	(14.674)	(14.674)	-	-
Santander Capitalização S.A. (1)	(63)	-	(561)	(561)	-	-
Santander Seguros S.A.	(30)	-	(246)	(246)	-	-
Other Payables - Other	(11.646)	(8.752)	(712.035)	(840.089)	(27.350)	(77.309)
Banco Santander, S.A. - Espanha	-	(8.659)	(4.643)	(5.323)	-	(289)
Santander Advisory Services S.A.	-	-	(30)	(111)	-	-
Altec, S.A. - Chile	-	-	(4.717)	(5.267)	(699)	(2.119)
Aquanima Brasil Ltda.	-	-	(5.668)	(16.418)	(3.869)	(11.606)
Brazil Foreign Diversified Payment Rights
Finance Company	-	-	(9.326)	(39.032)	-	-
Ingeniería de Software Bancario, S.L.	-	-	(2.348)	(18.584)	(5.160)	(5.160)
Produban Serviços de Informática S.A.	-	(4)	(19.705)	(79.842)	(15.592)	(52.587)
Produban Servicios Informáticos Generales, S.L.	-	-	(3.435)	(9.611)	(973)	(2.917)
Santander Capitalização S.A. (1)	-	(62)	311	-	(186)	(514)
Santander Seguros S.A. (1)	-	(27)	132	(32)	(77)	(225)
Universia Brasil S.A.	-	-	(572)	(1.339)	(794)	(1.892)
Grupo Empresarial Santander, S.L.	-	-	(256.827)	(256.827)	-	-
ISBAN Brasil S.A. - Altec	-	-	(38.148)	(38.148)	-	-
Santander Investment Limited	(11.646)	-	-	-	-	-
Santusa Holding, S.L.	-	-	(9.286)	(9.286)	-	-
Santander Brasil Asset Management Distribuidora
de Títulos e Valores Mobiliários Ltda.(1)	-	-	(3.220)	(3.220)	-	-
Sterrebeeck B.V.	-	-	(355.207)	(355.207)	-	-
Webmotors S.A.	-	-	654	(1.078)	-	-
América Latina Tecnología de
México, S.A. De C.V.	-	-	(764)	(764)	-	-

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

						Consolidated

						Income (Expenses)

		Assets (Liabilities)		2009		2008

	September 30, 2009	June 30, 2009	Third Quarter	Nine-month period ended September 30,	Third Quarter	Nine-month period ended September 30,

Cash and cash equivalents	701.742	651.114	-	-	-	-
Banco Santander, S.A. - Espanha	701.023	650.968	-	-	-	-
Sundry	719	146	-	-	-	-
Interbank investments	18.566.716	16.021.573	2.956.342	3.429.234	3.109.533	5.771.253
Banco Santander, S.A. - Espanha	639.456	512.042	232	1.954	43	17.839
Abbey National Treasury Services Plc	2.489.340	780.640	1.313	1.313	5.160	7.182
Banco Santander (Brasil) S.A.	-	-	8.088	8.088	-	-
Securities and Derivatives	881.932	825.374	266.817	413.790	1.490.121	2.681.962
Banco Santander, S.A. - Espanha	-	1.079	(4.994)	-	-	16.290
Santander Benelux, S.A., N.V.	852.174	797.230	267.003	397.859	1.482.568	2.650.656
Santander Overseas Bank, Inc - Puerto Rico	29.758	27.065	(160)	1.636	1.816	7.857
Abbey National Treasury Services Plc	-	-	4.877	13.877	-	-
Santander International Bank	-	-	91	418	5.737	7.159
Trading	4.911	5.800	-	-	-	-
Banco Santander, S.A. - Espanha	4.911	5.800	-	-	-	-
Foreign Exchange Portfolio	6.593.587	6.419.749	1.901	82.233	-	-
Banco Santander, S.A. - Espanha	6.593.587	6.419.749	1.901	82.233	-	-
Receivables from Affiliates	464.528	226.783	2.379.270	2.393.955	124.088	382.308
Banco Santander, S.A. - Espanha	12.532	262	11.639	13.514	-	-
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.(1)	-	-	5.227	5.227	-	-

						Consolidated

						Income (Expenses)

		Assets (Liabilities)		2009		2008

	September 30, 2009	June 30, 2009	Third Quarter	Nine-month period ended September 30,	Third Quarter	Nine-month period ended September 30,

Santander Capitalização S.A. (1)	-	-	13.137	13.137	-	-
Santander Seguros S.A. (1)	-	194.177	-	213	114.208	356.939
Santander Capitalização S.A. (1)	-	32.344	(12.057)	540	9.880	25.369
Santusa Holding, S.L.	451.996	-	2.360.208	2.360.208	-	-
Sundry	-	-	1.116	1.116	-	-
Other receivables - Other	172.146	124.841	3.747	8.774	-	-
Banco Santander, S.A. - Espanha	722	6.214	3.267	8.294	-	-
Banco Santander (Brasil) S.A.	-	-	475	475	-	-
Brazil Foreign Diversified Payment Rights
Finance Company	160.410	118.627	-	-	-	-
Sundry	11.014	-	5	5	-	-
Deposits	(1.612.988)	(1.634.765)	(52.484)	(110.840)	-	-
Banco Santander, S.A. - Espanha	(1.612.972)	(1.560.488)	(52.484)	(105.972)	-	-
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. (1)	-	(74.260)	-	(4.868)	-	-
Argenline, S.A.	(16)	(17)	-	-	-	-
Repurchase commitments	(188.104)	(463.852)	429.808	(22.640)	-	-
Banco Santander (Brasil) S.A.	-	(456.923)	(5.227)	(5.227)	-	-
Real Fdo Inv. Mult. Santillana Cred. Privado	(188.104)	(6.929)	438.255	(14.193)	-	-
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. (1)	-	-	(3.220)	(3.220)	-	-
Foreign Exchange Portfolio - Liabilities	(118.265)	-	-	-	-	-
Banco Santander, S.A. - Espanha	(118.265)	-	-	-	-	-
Borrowings and Onlendings	(3.659.021)	(4.392.953)	(2.435)	(31.488)	(406)	(471)
Santander Overseas Bank, Inc.	-	-	(785)	(9.076)	-	-
Banco Santander, S.A. - Espanha	(3.202.850)	(4.282.968)	(788)	(20.958)	-	-
Banco Español de Crédito, S.A. - Banesto	(62.261)	(108.875)	(850)	(1.442)	(406)	(459)
Santander Trade Services, Ltd.	-	-	-	-	-	(12)
Banco Santander Rio S.A.	(101)	(465)	(12)	(12)	-	-
Banco Santander, S.A. - Uruguai	(566)	(645)	-	-	-	-
Abbey National Treasury Services Plc	(392.586)	-	-	-	-	-
Sundry	(657)	-	-	-	-	-
Derivatives	(984.719)	(900.360)	(652.151)	(733.924)	(2.007.892)	(3.089.252)
Banco Santander, S.A. - Espanha	-	(26.661)	-	-	(10.129)	(28.522)
Santander Benelux, S.A., N.V.	(902.035)	(849.194)	(547.729)	(609.900)	(1.951.336)	(3.005.652)
Santander Overseas Bank, Inc - Puerto Rico	-	-	(676)	(5.438)	(168)	(8.819)
Abbey National Treasury Services Plc	(28.146)	(23.493)	1.215	(12.446)	(46.259)	(46.259)
Santander International Bank	(542)	(1.012)	604	(575)	-	-
Real Fdo Inv. Mult. Santillana Cred. Privado	(53.996)	-	(105.565)	(105.565)	-	-
Foreign Exchange Portfolio	(7.834.895)	(7.789.671)	(1.518)	(65.509)	-	-
Banco Santander, S.A. - Espanha	(6.448.601)	(6.361.057)	(1.518)	(65.509)	-	-
Brazil Foreign Diversified Payment Rights
Finance Company	(1.386.294)	(1.428.614)	-	-	-	-
Dividends and Bonuses Payable	(784.482)	(784.543)	-	-	-	-
Grupo Empresarial Santander, S.L.	(421.304)	(412.410)	-	-	-	-
Santander Insurance Holding, S.L.	(61.252)	(61.252)	-	-	-	-
Sterrebeeck B.V.	(301.926)	(310.881)	-	-	-	-
Payables to Affiliates	(13.083)	-	(1.569)	(1.569)	-	-
Banco Santander (Brasil) S.A.	-	-	(754)	(754)	-	-
Banco Santander, S.A. - Espanha	(13.083)	-	(340)	(340)	-	-

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

Santander Capitalização, S.A.	-	-	(311)	(311)	-	-
Santander Seguros S.A.	-	-	(164)	(164)	-	-
Other Payables - Other	(11.646)	(29.974)	(586.146)	(774.822)	(11.758)	(24.433)
América Latina Tecnología de México, S.A. De C.V.	-	-	(84)	(764)	-	-
Banco Santander (Brasil) S.A.	-	-	47.148	(12.597)	-	-
Altec, S.A. - Chile	-	-	(4.717)	(5.267)	(699)	(2.119)
Aquanima Brasil Ltda.	-	-	(5.668)	(16.418)	(3.869)	(11.606)
Brazil Foreign Diversified Payment Rights Finance Company	-	-	(9.326)	(39.032)	-	-
Ingeniería de Software Bancario, S.L.	-	-	(2.613)	(19.083)	(5.160)	(5.160)
Santander Investment Limited	(11.646)	-	30.579	(29.558)	-	-
Produban Servicios Informáticos Generales, S.L.	-	-	(3.905)	(10.081)	(973)	(2.917)
Santusa Holding, S.L.	-	-	(6.066)	(9.286)	-	-
Banco Santander, S.A. - Espanha	-	-	(5.012)	(5.323)	(186)	(514)
Santander Seguros S.A. (1)	-	(29.974)	132	(32)	(77)	(225)
Universia Brasil S.A.	-	-	767	-	(794)	(1.892)
Grupo Empresarial Santander, S.L.	-	-	(272.174)	(272.174)	-	-
Sterrebeeck B.V.	-	-	(355.207)	(355.207)	-	-
_______________
(1) Acquisition of direct and indirect shareholding interest as per Corporate Restructuring (Note 2)

27. Income from Services Rendered

				Bank

		2009		2008

	Third Quarter	Nine-month period ended September 30,	Third Quarter	Nine-month period ended September 30,

Revenue from services provided	1.054.536	2.782.596	771.577	2.232.607
Lending operations	58.429	244.419	157.263	547.289
Insurance	209.978	529.741	146.039	416.938
Income from fund management	202.834	499.787	144.577	404.918
Credit cards	257.389	624.693	109.556	311.958
Check account services	75.046	191.174	34.858	150.984
Securities brokerage and placement services	19.282	95.149	12.569	33.136
Receiving services
Collection	101.540	239.106	39.105	112.986
Bills, taxes and fees	32.903	81.765	14.262	47.468
Guarantees provided	53.315	139.971	28.939	79.306
Other	43.820	136.791	84.409	127.624
Income from banking fees	437.045	1.053.474	160.655	524.647
Current account and fees	258.392	635.319	72.640	225.183
Loans	128.699	311.294	65.316	258.486
Other	49.954	106.861	22.699	40.978
Total	1.491.581	3.836.070	932.232	2.757.254

				Consolidated

		2009		2008

	Third Quarter	Nine-month period ended September 30,	Third Quarter	Nine-month period ended September 30,

Revenue from services provided	1.159.553	3.856.851	1.048.192	2.701.633
Lending operations	77.623	311.999	168.313	558.339
Insurance	245.329	666.484	172.971	493.734
Income from fund management	240.441	638.734	189.189	494.981
Credit cards	257.388	904.128	206.991	409.393
Check account services	75.046	220.902	41.606	157.732
Securities brokerage and placement services	61.300	231.901	47.335	153.237
Receiving services
Collection	101.540	293.618	58.358	132.239
Bills, taxes and fees	32.903	98.415	19.920	53.126
Guarantees provided	53.316	156.073	33.403	83.770
Other	14.667	334.597	110.106	165.082
Income from banking fees	534.509	1.574.695	278.407	642.399
Current account and fees	258.392	687.249	89.391	241.933
Loans	214.653	598.424	90.116	283.286
Other	61.464	289.022	98.900	117.180
Total	1.694.062	5.431.546	1.326.599	3.344.032

28. Personnel Expenses

				Bank

		2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

Compensation	634.506	1.520.994	280.370	834.844
Charges	255.000	623.663	100.446	302.441
Benefits	185.142	448.842	79.138	240.446
Training	25.014	45.677	8.231	19.097
Other	1.057	4.432	591	1.767
Total	1.100.719	2.643.608	468.776	1.398.595

				Consolidated

		2009		2008

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

Compensation	671.245	2.057.896	435.402	1.001.139
Charges	275.139	854.152	132.900	339.572
Benefits	197.385	590.127	115.478	282.407
Training	25.874	50.334	13.314	24.193
Other	1.443	5.306	50.294	51.843
Total	1.171.086	3.557.815	747.388	1.699.154

29. Other Administrative Expenses

				Bank

		2009		2008

	Third Quarter	Nine-month period ended September 30,	Third Quarter	Nine-month period ended September 30,

Outside and specialized services	415.656	971.271	145.975	571.285
Depreciation and amortization (1)	1.085.359	2.752.749	171.854	479.156
Advertising, promotions and publicity	102.002	279.139	61.582	192.350
Data processing	232.853	611.690	65.998	193.588
Communications	152.972	385.458	65.568	186.837
Rentals	110.705	272.201	43.755	127.727
Transportation and travel	80.154	185.057	31.401	97.625
Security services	65.668	157.182	27.149	80.375
Asset maintenance and upkeep	41.472	102.967	20.290	62.696
Financial system services	91.365	235.905	19.234	53.275
Utilities	29.517	82.466	14.561	46.899
Materials	15.839	55.043	9.353	24.554
Other	53.869	126.012	45.201	95.188
Total	2.477.431	6.217.140	721.921	2.211.555

				Consolidated

		2009		2008

	Third Quarter	Nine-month period ended September 30,	Third Quarter	Nine-month period ended September 30,

Outside and specialized services	479.652	1.299.346	220.881	656.664
Depreciation and amortization (1)	1.092.024	2.892.207	220.954	528.209
Advertising, promotions and publicity	111.814	355.896	94.493	225.324
Data processing	244.965	789.378	145.680	273.606
Communications	161.811	484.303	98.723	222.707
Rentals	120.105	350.457	65.358	150.657
Transportation and travel	90.151	259.378	47.173	113.775
Security services	67.343	194.128	39.088	92.314
Asset maintenance and upkeep	46.429	135.161	20.291	62.711
Financial system services	98.120	316.178	46.454	86.277
Utilities	30.580	102.796	14.572	46.964
Materials	17.485	68.323	9.353	24.555
Other	23.675	175.723	97.765	150.556
Total	2.584.154	7.423.274	1.120.785	2.634.319
_______________
(1) In 2009, includes goodwill amortization of R$1,978,885 in the accumulated for the period and R$830,000 for the third quarter in the Bank and R$2,010,105 in the accumulated for the period and R$861,220 for the third quarter in Consolidated (Note 18).

30. Tax Expenses

				Bank

		2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

COFINS (tax on revenue)	348.234	781.793	118.426	363.427
ISS (service tax)	67.534	178.712	39.709	121.987
PIS/PASEP (tax on revenue)	56.598	127.051	19.244	59.057
Other	97.064	196.827	21.132	55.111
Total	569.430	1.284.383	198.511	599.582

				Consolidated

		2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

COFINS (tax on revenue)	405.967	1.085.008	143.050	399.490
ISS (service tax)	82.434	258.699	56.538	146.267
PIS/PASEP (tax on revenue)	66.497	174.154	22.557	64.257
Other	108.929	310.841	26.563	63.535
Total	663.827	1.828.702	248.708	673.549

31. Other Operating Income

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

				Bank

		2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended

	Quarter	September 30,	Quarter	September 30,

Monetary adjustment of escrow deposits	88.549	271.366	56.132	158.937
Recovery of charges and expenses	97.990	318.556	119.964	217.876
Reversal of operating accruals
Civil (Note 23.c)	9	9	-	-
Other	29.560	122.989	32.966	77.469
Dividends and bonuses	7.111	163.210	4.046	6.077
Other	28.108	202.135	110.932	121.525
Total	251.327	1.078.265	324.040	581.884

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

				Consolidated

		2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

Monetary adjustment of escrow deposits	114.248	375.822	76.064	187.366
Recovery of charges and expenses	111.274	404.015	149.386	236.949
Reversal of operating accruals
Tax (Note 23.c)	(455)	-	11.928	11.976
Labor (Note 23.c)	(593)	3.977	13.967	13.999
Civil (Note 23.c)	(858)	5.700	11.960	11.966
Other	34.853	187.127	33.298	85.138
Dividends and bonuses	7.111	171.067	17.703	29.638
Other	284.368	600.653	324.904	342.901
Total	549.948	1.748.361	639.210	919.933

32. Other Operating Expenses

				Bank

		2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

Operating accruals
Labor (Note 23.c)	314.586	1.065.074	199.483	583.139
Civil (Note 23.c)	182.138	794.029	46.885	124.148
Tax (Note 23.c)	33.396	96.014	23.526	69.730
Other	702.298	1.062.358	53.327	69.120
Credit cards	56.213	202.052	38.240	106.475
Actuarial Losses	34.858	89.553	27.365	82.095
Monetary Losses	31.764	91.125	1.410	26.722
Legal fees and costs	47.633	76.214	9.786	31.662
Serasa/SPC (credit reporting agency)	14.224	37.700	10.236	31.433
Interest on sale of right to receipt of future flow of payment orders from abroad	16.555	56.634	12.789	29.469
Impairment of Assets (1)	818.843	854.641	-	5.424
Brokerage fees	11.702	27.655	7.008	21.470
Commissions	2.485	5.595	3.302	5.446
IOF (taxes on banking transactions)	3.734	11.558	4.254	12.682
Other	367.318	613.093	123.336	163.846
Total	2.637.747	5.083.295	560.947	1.362.861

				Consolidated

		2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

Operating accruals
Labor (Note 23.c)	322.478	1.159.046	233.669	627.262
Civil (Note 23.c)	192.125	876.281	76.161	156.292
Tax (Note 23.c)	65.184	196.891	32.841	88.391
Other	730.970	1.080.033	58.375	74.264
Credit cards	60.666	282.472	60.275	128.510
Actuarial Losses	34.858	89.553	27.365	82.095
Monetary Losses	39.512	99.306	17.124	42.538
Legal fees and costs	50.868	90.863	9.779	31.673
Serasa/SPC (credit reporting agency)	16.297	51.029	10.240	31.444
Interest on sale of right to receipt of future flow of payment orders from abroad	16.555	56.634	12.789	29.469
Impairment of Assets (1)	818.914	854.712	-	5.424
Brokerage fees	11.704	34.777	7.042	21.534
Commissions	9.434	21.846	7.674	21.415
IOF (taxes on banking transactions)	3.739	11.564	4.254	12.779
Other	524.754	1.024.503	153.939	209.189
Total	2.898.058	5.929.510	711.527	1.562.279
________________
(1) In 2009, includes a provision for impairment losses over the purchase of contracts for provision of banking services in the amount of R$818,843 in the quarter and in the nine months period ended September 30, 2009. This impairment was recognized due to: (i) change in the Law of the portability of current accounts which allowed customers to choose the bank which they want to receive their salaries; (ii) reduction on the market value of contracts for provision of banking services; and (iii) the contracts termination experience.

33. Nonoperating (Expenses) Income

				Bank

		2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

Gain on sale of Investments (1)	2.509.699	3.544.085	898	1.846
Gain on sale of other assets	10.378	11.786	3.029	5.280
Reversal (Recognition) of allowance for losses on other assets	4.667	(47.120)	(670)	2.089
Expense on assets not in use	(9.713)	(19.847)	(7.255)	(22.170)
Capital losses	1.057	1.192	(18.689)	(23.084)
Other (expenses) income	156.367	163.076	16	(14.097)
Total	2.672.455	3.653.172	(22.671)	(50.136)

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

				Consolidated

		2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

Gain on sale of Investments (1)	2.522.599	3.900.026	882	82.614
Gain on sale of other assets	20.117	20.891	35.714	39.963
Reversal (Recognition) of allowance for losses on other assets	4.993	(55.173)	(49)	2.736
Expense on assets not in use	(9.962)	(20.100)	(7.278)	(22.197)
Capital losses	7.429	(18.650)	(27.498)	(31.893)
Other (expenses) income	153.105	166.486	(27.496)	(41.247)
Total	2.698.281	3.993.480	(25.725)	29.976
______________
(1) In the accumulated for 2009, includes R$3,544 million in the Bank and R$3,891 million in Consolidated of net gains in the disposal of investments in Visanet, CBSS, TecBan and Serasa (Note 16) and in the accumulated for 2008 in Consolidated, includes the partial disposal of shares of Bovespa and BM&F, presenting nonrecurring gains amounting to R$81 million.

34. Income and Social Contribution Taxes

				Bank

		2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

Income before taxes, net of profit sharing	462.211	1.345.682	345.243	1.102.978
Interest on capital	-	(625.000)	-	-
Income before taxes	462.211	720.682	345.243	1.102.978

Total income and social contribution tax at the rates of 25% and 15%, respectively (1)	(184.884)	(288.272)	(138.097)	(441.191)
Equity in subsidiaries	198.466	634.316	123.298	193.713
Reserve for maintenance of integrity of stockholders' equity	-	-	246.728	329.293
Nondeductible expenses and provisions	40.667	322.432	71.978	49.184
Exchange variation - foreign branches	(195.696)	(574.226)	58.354	36.965
Effect of income and social contribution taxes on prior year's temporary differences	2.293	(7.704)	(141.319)	54.448
Effects of change in tax rate and result in subsidiaries at the rate of 9% (1)	6.451	(23.524)	(68.037)	(34.655)
Other adjustments	82.925	6.265	2	(157)
Income and social contribution taxes	(49.778)	69.287	152.907	187.600

				Consolidated

		2009		2008

		Nine-month		Nine-month
	Third	period ended	Third	period ended
	Quarter	September 30,	Quarter	September 30,

Income before taxes, net of profit sharing	774.387	2.239.857	221.102	1.125.028
Interest on capital	(154.908)	(779.908)	-	-
Unrealized profits	1.330	4.817	2.229	(60.470)
Income before taxes	620.809	1.464.766	223.331	1.064.558
Total income and social contribution tax at the rates of 25% and 15%, respectively (1)	(248.323)	(585.906)	(89.332)	(425.823)
Equity in subsidiaries	7.858	66.891	1.026	1.353
Reserve for maintenance of integrity of stockholders' equity	-	-	246.728	329.293
Nondeductible expenses and provisions	(18.881)	257.160	31.048	23.462
Exchange variation - foreign branches	(195.696)	(592.985)	282.931	268.414
Effect of income and social contribution taxes on prior year's temporary differences	2.049	(6.980)	(142.176)	15.277
Effects of change in tax rate and result in subsidiaries at the rate of 9% (1)	21.061	41.342	(57.012)	(12.197)
Other adjustments	83.986	39.437	5.854	8.852
Income and social contribution taxes	(347.946)	(781.041)	279.067	208.631
_______________
(1) Executive Act No. 413 was issued on January 3, 2008, determining, among other provisions, an increase in CSLL (social contribution tax) from 9% to 15% for financial institutions and insurance and capitalization entities. The Executive Act is effective May 1, 2008. For the other companies the social contribution tax rate is 9%.

35. Pension Plan

a) Supplemental Pension Plan

The Bank and its subsidiaries sponsor private pension entities and plans for the purpose of providing retirement and pension benefits that supplement those provided by government, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: fully defrayed by the Bank, covers employees hired on or after May 22, 1975, and those hired by May 22, 1975 who are also entitled to death benefits.

Plan II: effective July 27, 1994, when the new text of the Statutes and Basic Regulations of Plan II came into effect, Plan I participants who opted for the new plan began contributing 44.94% of the funding rate established by the actuary for each period.

Plan V: fully defrayed by the Bank, covers employees hired on or after May 22, 1975.

Supplemental Pension Plan: was created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975.

Plan III: covers employees hired on or after May 22, 1975, previously enrolled in Plans I and II. In this plan, contributions are made by both the sponsor and participants.

Plan IV: covers employees hired on or after November 27, 2000, in which the sponsor contributes only to risk benefits and administrative costs.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: was established on September 27, 1979 as a defined benefit plan for employees of plan sponsors, and has been in the process of discontinuance since July 1, 1996.

Plan II: provides a risk coverage, temporary supplemental pension, disability retirement, lump-sum death benefit, supplemental sick pay and birth grant, for employees of plan sponsors and is funded exclusively by the sponsors through monthly contributions corresponding to 1.16% of the total payroll, structured as a defined benefit plan. Monthly contributions are apportioned as follows: 0.28% for risk benefits and 0.88% for the administrative program.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

Plan III: provides period-certain annuity and monthly life annuity for employees of contributing sponsors and is structured as a defined contribution plan, whereby contributions are freely made by participants starting at 2% of the contribution salary.

III) Holandaprevi: defined contribution plan. In June 2009, the Holandaprevi Pension Plan offered to the employees of the Santander Group - the contribution to which is shared by the employee and the company - was redesigned. Holandaprevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.

IV) Previban: defined benefit plan, managed by Previban - Previdência Privada Paraiban, sponsored by Banco Real, whose participants are the former employees of Banco da Paraíba S.A. - Paraiban. This plan is closed to new entrants and is in process of withdrawal of sponsoring.

V) Bandeprev: defined benefit plan, sponsored by Banco de Pernambuco S.A. – BANDEPE and Banco Real, managed by Bandeprev - Bandepe Previdência Social. The plans are divided into basic plan and special plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants. As a result of the spin-off of Banco de Pernambuco S.A. – Bandepe’s operations and subsequent merger into Banco Real., the employees of Bandepe were transferred to Banco Real on May 1, 2006.

VI) Other

Banco Santander S.A. and subsidiary companies are the sponsor of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net Actuarial

				Bank/Consolidated

		Banesprev	Sanprev	Other

	Plan V	Other Plans	Plans I e II	Plans

Reconciliation of assets and liabilities
Present value of actuarial obligations	4.426.941	4.399.796	65.099	210.080
Fair value of plan assets	(4.279.276)	(4.400.960)	(133.608)	-
Adjustments for allowed deferrals:
Unrecognized actuarial losses	-	(471.424)	-	(44.538)
Unrecognized actuarial gains	182.493	57.406	26.430	-
Net actuarial asset at December 31, 2008 (1)	-	(446.315)	(42.079)	-
Net actuarial liability at December 31, 2008	330.158	31.133	-	165.542
Payments made	(36.872)	(14.100)	-	(25.303)
Expenses recorded	15.511	24.800	-	41.731
Net actuarial liability at September,30, 2009	308.797	41.833	-	181.970

			Bank/Consolidated

	Holandaprevi	Bandeprev	Previban

Reconciliation of assets and liabilities
Present value of actuarial obligations	4.514	856.310	27.140
Fair value of plan assets	(3.989)	(1.065.155)	(27.140)
Adjustments for allowed deferrals
Unrecognized actuarial losses	(689)	-	(118)
Unrecognized actuarial gains	730	86.787	-
Net actuarial asset at December 31, 2008 (1)	-	(122.058)	(118)
Net actuarial liability at December 31, 2008	566	-	-
Payments made	(113)	-	-
Expenses recorded	156	-	-
Net actuarial liability at September,30, 2009	609	-	-
_______________
(1) As provided for in article 49, item “g” of CVM Resolution 371/2000, the above surplus was not recorded in the financial statements of Banco Santander S.A.

Recorded amounts related to Defined Contribution Plans amounted to R$762 in the third quarter and R$2,330 in the accumulated for the period in the Bank and R$771 for the third quarter and R$2,364 in Consolidated to Sanprev - Plan III.

b) Main Actuarial Assumptions

Actuarial Assumptions Adopted

- Nominal discount rate for actuarial obligation:
..Banesprev - Plan V and Other Plans - 16.5% .
..Banesprev - Supplementary pension plan - 14.9% .
..Banesprev – Other plans - 12.1% .
..Sanprev plans - 12.5% .
..Bandeprev. Holandaprevi and Previban - 10.3% .

- Expected rate of return on plan assets:
.Banesprev - Plan V and Other Plans - 16.5% .
..Banesprev - Supplementary pension plan - 15.0% .
..Banesprev - Other Plans - 12.9% . except for Plan IV - 12.5% .
..Sanprev Plans - 10.6% .
..Bandeprev - 12.1% . Holandaprevi and Previban - 11.8% .

- Estimated long-term inflation rate and estimated salary and benefit increase rate:
.Banesprev and Sanprev - All plans - 4.0% .
..Bandeprev. Holandaprevi and Previban - 4.0% .
..Bandeprev and Holandaprevi - salary growth of 1.0% and Previban - null growth as they do not have active participants.

- General mortality biometric table
.Banesprev, Sanprev, other plans - AT-2000.
..Holandaprevi and Bandeprev - AT-2000 Segregated by gender.
..Previban - UP-94 Segregated by gender.

- Disability biometric table and disability mortality table:
..Banesprev and Sanprev - Mercer Disability table. Not applicable to the other plans.
..Bandeprev, Holandaprevi and Previban - Mercer Disability and Disability mortality table: IAPB57.

- Expected Turnover table
.Banesprev - Plan V (0.1/Length of service +1) up to 50 years of age.
.Banesprev - Supplementary pension plan and other plans - 0%.
.Banesprev - Other plans – 2.0% and Plans Sanprev - null.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

..Holandaprevi segregated by age according to the rates below, by minimum wage (MW) cohorts: up to 10 MWs – 10% to 7%; from 10 MWs up to 20 MWs – 9% to 6%; and above 20 MWs - 8% to 5%.
..Bandeprev follows the cohorts: up to 10 MWs =0.45/(length of service+1); from 10 MWs to 20 MWs=0.30/( length of service +1); and above 20 MWs=0.15/(length of service +1).
..Previban is null, as they do not have active participants.

- Probability of retirement: 100% upon first eligibility.

c) FASASS

In 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fundação América do Sul de Assistência e Seguridade Social (FASASS), were transferred to the private pension plan company which is not a member of the Santander Group. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, with financial settlement in July 2009, to form the Mathematical Reserve for Benefits Granted.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

d) Health and Dental Care Plan

d.1) Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A

The Bank contributes to Cabesp, an entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

Reconciliation of assets and liabilities	Bank/Consolidated

Present value of actuarial obligations	2.413.184
Fair value of plan assets	(2.803.139)
Adjustments for allowed deferrals:
Unrecognized actuarial gains	223.864
Net actuarial asset (liability), December 31	(166.091)

Recorded contribution amounts were R$8,663 for the third quarter and R$26,060 in the accumulated for the period in the Bank, and R$8,852 for the third quarter and R$26,655 in the accumulated for the period in Consolidated.

d.2) Holandaprevi’s retirees

Holandaprevi’s retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

d.3) Former employees of Banco Real S.A. (retiree by circulares)

The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

d.4) Bandeprev’s retirees

The health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which the Bank is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco de Pernambuco S.A. - Bandepe was privatized and 30% of the benefits of employees retired after privatization.

d.5) Officer with lifetime benefits (lifetime officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of ten years or more (closed group). With the merger of Banco Sudameris Brasil S.A., Banco Real became responsible for ensuring the benefit.

d.6) Life insurance for Banco Real’s retirees (Life Insurance)

Life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco Real subsidizes 45% of the total premium (closed group).

d.7) Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

			Bank/Consolidated

		Retiree by	Life
	Holandaprevi	Circulars	Insurance

Reconciliation of assets and liabilities
Present value of actuarial obligations	3.613	75.016	3.402
Adjustments for allowed deferrals:
Unrecognized actuarial losses	-	-	(668)
Unrecognized actuarial gains	1.963	5.272	-
Net actuarial liability as of December 31, 2008	5.576	80.288	2.734
Payments made	(207)	(650)	(34)
Expenses recorded	(585)	3.176	330
Net actuarial liability at September,30, 2009	4.784	82.814	3.030

		Lifetime	Free
	Bandeprev	Officers	Clinic

Reconciliation of assets and liabilities
Present value of actuarial obligations	101.676	2.343	109.242
Fair value of plan assets	-	-	(2.492)
Adjustments for allowed deferrals:
Unrecognized actuarial losses	(4.965)	-	(15.658)
Unrecognized actuarial gains	-	899	-
Net actuarial asset as of December 31, 2008	-	-	-
Net actuarial liability as of December 31, 2008	96.711	3.242	91.092
Payments made	(3.942)	(214)	(4.000)
Expenses recorded	8.441	(209)	10.934
Net actuarial liability at September,30, 2009	101.210	2.819	98.026

e) Stock-based compensation

(i) Plan I-06

In 2004, Santander created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

(ii) Long-term incentive policy

The meeting of the Board of Directors’ of Santander Spain, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

Santander executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-year cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (PI09) and the other cycles lasting three years, on average (PI10 and P011).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: Total Return to the Stockholder (RTA) and Earnings/Benefit per Share (BPA) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

		Euros	Date of	Date of
	Number of	Exercise	Commencement	Expiry of Exercise
	Shares	Price	of Exercise Period	Period

Plans outstanding at 31 December 2006	6.032.700	9,09	15/01/2008	15/01/2009
Options granted (Plan I09)	834.332	-	23/06/2007	31/07/2009
Options granted (Plan I10)	1.243.355	-	23/06/2007	31/07/2010
Options cancelled, net (Plan I06)	(113.700)	9,09	15/01/2008	15/01/2009
Plans outstanding at 31 December 2007	7.996.687
Options exercised (Plan I06)	(4.657.550)	9,09	15/01/2008	15/01/2009
Options granted (Plan I11)	2.311.231	-	15/01/2009	31/07/2011
Plans outstanding at 31 December 2008	5.650.368	-
Options cancelled (Plan I06)	(1.261.450)	9,09	15/01/2008	15/01/2009
Exercised options (PI09)	(681.767)	-	23/06/2007	31/07/2009
Cancelled options (PI06)	(152.565)	-	23/06/2007	31/07/2009
Plans outstanding at 30 September 2009	3.554.586

Plans outstanding at 30 September 2009
Plan I06	-	-
Plan I09	-	-
Plan I10	1.243.355	-	23/06/2007	31/07/2010
Plan I11	2.311.231	-	15/01/2009	31/07/2011
Total	3.554.586	-

Daily pro rata expenses were recorded in the amount of R$3,677 for the third quarter and R$12,570 in the accumulated for the period in the Bank and R$3,815 for the third quarter and R$13,691 in the accumulated for the period in the Consolidated, referring to initial costs in respective granting dates for each cycle above mentioned.

36. Supplementary Information - Reconciliation of the Bank's Shareholders' Equity and Net Income

		September 30, 2009	September 30, 2008	June 30, 2009	June 30, 2008

Shareholders' equity attributed to the parent under Brazilian GAAP	52.083.780		49.836.515	49.382.354	10.611.804
IFRS adjustments, net of taxes:
Pension discount rate	e	(170.239)	(181.133)	(173.295)	(182.859)
Classification of financial instruments at fair value through profit or loss	f	33.489	(9.424)	65.793	(7.002)
Redesignation of financial instruments to available-for-sale	a	565.422	612.860	581.571	797.585
Impairment on loans and receivables	b	(72.108)	(252.903)	(231.738)	(366.767)
Accounting under equity method	c	(15.078)	12.468	-	10.846
Deferral of financial fees, commissions and inherent costs under effective interest rate method	g	208.330	153.375	189.126	163.360
Reversal of goodwill amortization	h	2.418.178	5.625	1.419.686	-
Mark to market of foreign currency forward	i	(30.185)	(9.445)	(30.186)	-
Impairment of other financial assets	j	31.773	29.542	31.452	-
Impairment losses on tangible assets	d	11.484	(10.865)	11.484	(11.177)
Impairment on non current assets held for sale	j	2.435	(8.180)	10.595	-
Purchase price adjustments - amortization	k	595.920	132.457	534.843	-
Other		(2.373)	3.662	9.208	3.474
Shareholders' equity attributed to the parent under IFRS	55.660.828		50.314.554	51.800.893	11.019.264
Minority interest under IFRS		5.652	5.417	5.353	59
Shareholders' equity (including minority interest) under IFRS	55.666.480		50.319.971	51.806.246	11.019.323

			2009		2008

			Nine-month		Nine-month
		Third	period ended	Third	period ended
		Quarter	September 30,	Quarter	September 30,

Net income attributed to the parent under Brazilian GAAP		413.763	1.419.786	496.852	1.330.340
IFRS adjustments, net of taxes:
Pension discount rate	e	3.056	9.169	1.726	5.177
Classification of financial instruments at fair value through profit or loss	f	(28.960)	10.588	(3.541)	(12.129)
Redesignation of financial instruments to available-for-sale	a	(118.229)	(16.477)	16.064	49.646
Accounting under equity method	c	-	-	1.623	1.765
Deferral of financial fees, commissions and inherent costs under effective interest rate method	g	21.335	36.393	(9.985)	(60.493)
Reversal of goodwill amortization	h	979.458	2.022.378	5.625	5.625
Impairment on loans and receivables	b	159.951	162.192	113.864	9.117
Mark to market of foreign currency forward	i	-	(19.168)	(9.445)	(9.445)
Impairment of other financial assets	j	-	-	29.542	29.542
Impairment on tangible assets	d	-	7.170	312	935
Impairment on non current assets held for sale	j	(8.160)	5.155	(8.180)	(8.180)
Purchase price adjustment - amortization	k	61.077	279.933	132.457	132.457
Other		(11.017)	(2)	(359)	(359)
Net income attributed to the parent under IFRS	1.472.274		3.917.117	766.555	1.473.998
Minority interest under IFRS		37	339	347	349
Net income (including minority interest) under IFRS		1.472.311	3.917.456	766.902	1.474.347

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

a) Redesignation of financial instruments to available-for-sale

Under BR GAAP, the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in other comprehensive income, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables

Under IFRS, based on the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement”, the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment, as further discussed in Note 5.b.. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP, which uses certain regulatory limits defined by the Brazilian Central Bank for purposes of allowance for loan losses calculation.

c) Accounting under equity method

Under Brazilian GAAP, investments in certain associates are accounted for at cost, as they do not meet the criteria, under these accounting principles, to be accounted for using the equity method. Such criteria include total ownership of at least 10% and the relevance of the investment in the associate in relation to the investor’s total equity. Under IFRS, in accordance with IAS 28 “Investments in Associates”, an investment in an associate which the investor has significant influence, even if less than 20% of ownership, is accounted for using the equity method of accounting. In accordance to Resolution CMN No. 3.619, BR GAAP has been amended to converge with the guidance provided by IAS 28.

d) Impairment losses on tangible assets

Under BR GAAP, impairment losses on certain tangible assets relating to the Bank’s branches were recognized during the year ended December 31, 2008 as a result of the adoption of CPC 01, “Reduction in the Recoverable Value of Assets.” CPC 01 changed the methodology used in BR GAAP to converge to IFRS (IAS No. 36, “Impairment of Assets.”). Prior to the issuance of CPC 01, the Bank grouped together certain branch assets when evaluating for recoverability. Under IFRS, the Bank evaluates these assets for impairment at the level of each individual branch, in which for the Bank represents a cash generating unit in accordance with IAS 36 “Impairment of Assets”.

e) Pension plan discount rate

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds

f) Classification of financial instruments at fair value through profit or loss

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value thought profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

g) Deferral of financial fees, commissions and inherent costs under effective interest rate method

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts.

h) Reversal of goodwill amortization

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount.

i) Mark to Market of Foreign Currency Forward

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, foreign currency forward contracts are derivatives that are recorded at fair value. Under BR GAAP, these contracts are recorded at amortized cost.

j) Impairment of other assets

Under IFRS, the Bank estimated the impact of accounting for allowance other assets, which is different, in certain aspects, to the criteria adopted under BR GAAP.

k) Purchase Price Adjustments - Amortization

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates to the following items:

The amortization related to the step up in the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

The amortization of the identified intangible assets with finite lives over their estimated useful lives (over 10 years).

37. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$21,062,351 (on June 30, 2009 - R$22,671,359) in the Bank and Consolidated.

b) Total shareholders’ equity of investment funds managed by Santander is R$93,113,878 (on June 30, 2009 - R$85,503,048) and total shareholders’ equity of managed investment funds is R$106,702,435 (on June 30, 2009 - R$102,635,030).

c) The insurance contracted by the Bank effective as of September 31, 2008, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,159,209 in the Bank and Consolidated (on June 30, 2009 - R$1,339,725 in the Bank and R$1,347,018 in Consolidated).

DRAFT
BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 AND JUNE 30, 2009
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

In bankers’ blanket insurance, an insurance was contracted with coverage value of R$14,423 in the Bank and Consolidated (on June 30, 2009 - R$159,961 in the Bank and R$167,255 in Consolidated), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

	Bank/Consolidated

			Income (Expenses)

				2009		2008

	Assets (Liabilities)		Third Quarter	Nine-month period ended September 30,	Third Quarter	Nine-month period ended September 30,

	September 30, 2009	June 30, 2008

Restricted operations on assets
Lending operations	43.662	30.761	1.167	2.551	702	1.313
Liabilities - restricted operations on assets
Deposits	(43.631)	(30.739)	(794)	(2.150)	(697)	(1.307)
Net income			373	401	5	6

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3263/2005 – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

f) Other Obligations – The Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of September 30, 2009 is R$1,082,517, of which R$312,622 matures in up to 1 year, R$693,599 from 1 year to up to 5 years and R$76,296 after 5 years. Payment of operating leases recognized as expenses for the period were R$262,389.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 30, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Director

By:	/S/ Gustavo José Costa Roxo da Fonseca
Gustavo José Costa Roxo da Fonseca Executive Vice President